Registration No. 333-234563
                                                         1940 Act No. 811-05903

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Amendment No. 1 to Form S-6

    FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT
                  INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.    Exact name of trust:

                                    FT 8430

B.    Name of depositor:

                          FIRST TRUST PORTFOLIOS L.P.

C.    Complete address of depositor's principal executive offices:

                             120 East Liberty Drive
                                   Suite 400
                            Wheaton, Illinois 60187

D.    Name and complete address of agents for service:

                                                Copy to:

      JAMES A. BOWEN                            ERIC F. FESS
      c/o First Trust Portfolios L.P.           c/o Chapman and Cutler LLP
      120 East Liberty Drive                    111 West Monroe Street
      Suite 400                                 Chicago, Illinois 60603
      Wheaton, Illinois  60187

E.    Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.    Approximate date of proposed sale to public:

      As soon as practicable after the effective date of the Registration Statement.

|X| Check box if it is proposed that this filing will become effective on January 9, 2020 at 2:00 p.m. pursuant to Rule 487.
                        ________________________________

                 Dow(R) Target 5 1Q '20 - Term 4/9/21
                Dow(R) Target Dvd. 1Q '20 - Term 4/9/21
                 Global Target 15 1Q '20 - Term 4/9/21
        S&P Dividend Aristocrats Target 25 1Q '20 - Term 4/9/21
                   S&P Target 24 1Q '20 - Term 4/9/21
                S&P Target SMid 60 1Q '20 - Term 4/9/21
                Target Divsd. Dvd. 1Q '20 - Term 4/9/21
                 Target Dbl. Play 1Q '20 - Term 4/9/21
                  Target Focus 4 1Q '20 - Term 4/9/21
            Target Global Dvd. Leaders 1Q '20 - Term 4/9/21
                   Target Growth 1Q '20 - Term 4/9/21
                   Target Triad 1Q '20 - Term 4/9/21
                    Target VIP 1Q '20 - Term 4/9/21
             Value Line(R) Target 25 1Q '20 - Term 4/9/21

                                FT 8430

FT 8430 is a series of a unit investment trust, the FT Series. FT 8430 consists of 14 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. Each Trust seeks above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                             FIRST TRUST(R)

                              800-621-1675


             The date of this prospectus is January 9, 2020

                           Table of Contents

Summary of Essential Information                                       3
Fee Table                                                              9
Report of Independent Registered Public Accounting Firm               13
Statements of Net Assets                                              14
Schedules of Investments                                              20
The FT Series                                                         47
Portfolios                                                            48
Risk Factors                                                          56
Backtested Hypothetical Performance Information                       63
Public Offering                                                       69
Distribution of Units                                                 71
The Sponsor's Profits                                                 72
The Secondary Market                                                  73
How We Purchase Units                                                 73
Expenses and Charges                                                  73
Tax Status                                                            74
Retirement Plans                                                      79
Rights of Unit Holders                                                79
Income and Capital Distributions                                      80
Redeeming Your Units                                                  81
Investing in a New Trust                                              82
Removing Securities from a Trust                                      82
Amending or Terminating the Indenture                                 83
Information on the Sponsor, Trustee and Evaluator                     84
Other Information                                                     85

              Summary of Essential Information (Unaudited)

                                FT 8430


                   At the Opening of Business on the
                Initial Date of Deposit-January 9, 2020

                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.

                                                                   The Dow(R)           The Dow(R)           Global
                                                                   Target 5             Target Dividend      Target 15
                                                                   Portfolio, 1st       Portfolio, 1st       Portfolio, 1st
                                                                   Quarter 2020 Series  Quarter 2020 Series  Quarter 2020 Series
                                                                   ___________________  ___________________  ___________________
Initial Number of Units (1)                                             17,558               16,770               15,820
Fractional Undivided Interest in the Trust per Unit (1)               1/17,558             1/16,770             1/15,820
Public Offering Price:
Public Offering Price per Unit (2)                                 $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                (.000)               (.000)               (.000)
                                                                   ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)          10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                               (.135)               (.135)               (.135)
                                                                   ___________          ___________          ___________
Redemption Price per Unit (5)                                            9.865                9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                    (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                 (.040)               (.033)               (.049)
                                                                   ___________          ___________          ___________
Net Asset Value per Unit                                           $     9.775          $     9.782          $     9.766
                                                                   ===========          ===========          ===========

Tax Status (6)                                                    Grantor Trust        Grantor Trust        Grantor Trust
Distribution Frequency (7)                                           Monthly              Monthly              Monthly
Initial Distribution Date (7)                                   February 25, 2020    February 25, 2020    February 25, 2020
Cash CUSIP Number                                                   30312N 109           30312N 141           30312N 182
Reinvestment CUSIP Number                                           30312N 117           30312N 158           30312N 190
Fee Account Cash CUSIP Number                                       30312N 125           30312N 166           30312N 208
Fee Account Reinvestment CUSIP Number                               30312N 133           30312N 174           30312N 216
Pricing Line Product Code                                               128096               128100               128104
Ticker Symbol                                                           FJRROX               FIYJIX               FKKZUX

First Settlement Date                                          January 13, 2020
Mandatory Termination Date (8)                                 April 9, 2021

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 8430


                   At the Opening of Business on the
                Initial Date of Deposit-January 9, 2020


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.

                                                                   S&P Dividend
                                                                   Aristocrats          S&P                  S&P
                                                                   Target 25            Target 24            Target SMid 60
                                                                   Portfolio, 1st       Portfolio, 1st       Portfolio, 1st
                                                                   Quarter 2020 Series  Quarter 2020 Series  Quarter 2020 Series
                                                                   ___________________  ___________________  ___________________
Initial Number of Units (1)                                             17,068               13,786               17,077
Fractional Undivided Interest in the Trust per Unit (1)               1/17,068             1/13,786             1/17,077
Public Offering Price:
Public Offering Price per Unit (2)                                 $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                (.000)               (.000)               (.000)
                                                                   ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)          10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                               (.135)               (.135)               (.135)
                                                                   ___________          ___________          ___________
Redemption Price per Unit (5)                                            9.865                9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                    (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                 (.032)               (.034)               (.045)
                                                                   ___________          ___________          ___________
Net Asset Value per Unit                                           $     9.783          $     9.781          $     9.770
                                                                   ===========          ===========          ===========

Tax Status (6)                                                          RIC             Grantor Trust            RIC
Distribution Frequency (7)                                            Monthly              Monthly          Semi-Annually
Initial Distribution Date (7)                                    February 25, 2020    February 25, 2020     June 25, 2020
Cash CUSIP Number                                                   30312N 224           30312N 265           30312N 463
Reinvestment CUSIP Number                                           30312N 232           30312N 273           30312N 471
Fee Account Cash CUSIP Number                                       30312N 240           30312N 281           30312N 489
Fee Account Reinvestment CUSIP Number                               30312N 257           30312N 299           30312N 497
Pricing Line Product Code                                               127996               128032               128112
Ticker Symbol                                                           FJIALX               FLXQGX               FHLSWX


First Settlement Date                                          January 13, 2020
Mandatory Termination Date (8)                                 April 9, 2021

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 8430


                   At the Opening of Business on the
                Initial Date of Deposit-January 9, 2020


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.

                                                                   Target
                                                                   Diversified          Target Double Play   Target Focus Four
                                                                   Dividend             Portfolio, 1st       Portfolio, 1st
                                                                   Portfolio, 1st       Quarter 2020         Quarter 2020
                                                                   Quarter 2020 Series  Series               Series
                                                                   ___________________  ___________________  __________________
Initial Number of Units (1)                                             17,348               60,052               96,080
Fractional Undivided Interest in the Trust per Unit (1)               1/17,348             1/60,052             1/96,080
Public Offering Price:
Public Offering Price per Unit (2)                                 $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                (.000)               (.000)               (.000)
                                                                   ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)          10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                               (.135)               (.135)               (.135)
                                                                   ___________          ___________          ___________
Redemption Price per Unit (5)                                            9.865                9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                    (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                 (.027)               (.048)               (.045)
                                                                   ___________          ___________          ___________
Net Asset Value per Unit                                           $     9.788          $     9.767          $     9.770
                                                                   ===========          ===========          ===========

Tax Status (6)                                                         RIC                  RIC                  RIC
Distribution Frequency (7)                                           Monthly              Monthly           Semi-Annually
Initial Distribution Date (7)                                   February 25, 2020    February 25, 2020      June 25, 2020
Cash CUSIP Number                                                   30312N 307           30312N 349           30312N 505
Reinvestment CUSIP Number                                           30312N 315           30312N 356           30312N 513
Fee Account Cash CUSIP Number                                       30312N 323           30312N 364           30312N 521
Fee Account Reinvestment CUSIP Number                               30312N 331           30312N 372           30312N 539
Pricing Line Product Code                                               128036               128108               128008
Ticker Symbol                                                           FHCBTX               FKBIRX               FKUQXX


First Settlement Date                                          January 13, 2020
Mandatory Termination Date (8)                                 April 9, 2021

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 8430


                   At the Opening of Business on the
                Initial Date of Deposit-January 9, 2020


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.

                                                                   Target Global        Target
                                                                   Dividend Leaders     Growth               Target Triad
                                                                   Portfolio, 1st       Portfolio, 1st       Portfolio, 1st
                                                                   Quarter 2020         Quarter 2020         Quarter 2020
                                                                   Series               Series               Series
                                                                   ________________     _______________      ______________
Initial Number of Units (1)                                             17,131               12,594               20,488
Fractional Undivided Interest in the Trust per Unit (1)               1/17,131             1/12,594             1/20,488
Public Offering Price:
Public Offering Price per Unit (2)                                 $    10.000          $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                (.000)               (.000)               (.000)
                                                                   ___________          ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)          10.000               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                               (.135)               (.135)               (.135)
                                                                   ___________          ___________          ___________
Redemption Price per Unit (5)                                            9.865                9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                    (.050)               (.050)               (.050)
    Less Organization Costs per Unit (5)                                 (.014)               (.039)               (.040)
                                                                   ___________          ___________          ___________
Net Asset Value per Unit                                           $     9.801          $     9.776          $     9.775
                                                                   ===========          ===========          ===========

Tax Status (6)                                                         RIC                  RIC                  RIC
Distribution Frequency (7)                                           Monthly           Semi-Annually        Semi-Annually
Initial Distribution Date (7)                                   February 25, 2020      June 25, 2020        June 25, 2020
Cash CUSIP Number                                                   30312N 380           30312N 547           30312N 588
Reinvestment CUSIP Number                                           30312N 398           30312N 554           30312N 596
Fee Account Cash CUSIP Number                                       30312N 406           30312N 562           30312N 604
Fee Account Reinvestment CUSIP Number                               30312N 414           30312N 570           30312N 612
Pricing Line Product Code                                               128000               128040               127946
Ticker Symbol                                                           FLEIAX               FIOSFX               FIFBCX


First Settlement Date                                          January 13, 2020
Mandatory Termination Date (8)                                 April 9, 2021

____________

See "Notes to Summary of Essential Information" on page 8.

              Summary of Essential Information (Unaudited)

                                FT 8430


                   At the Opening of Business on the
                Initial Date of Deposit-January 9, 2020


                 Sponsor:   First Trust Portfolios L.P.
                 Trustee:   The Bank of New York Mellon
               Evaluator:   First Trust Advisors L.P.

                                                                                                             Value Line(R)
                                                                                        Target VIP           Target 25
                                                                                        Portfolio, 1st       Portfolio, 1st
                                                                                        Quarter 2020         Quarter 2020
                                                                                        Series               Series
                                                                                        ______________       ______________
Initial Number of Units (1)                                                                 172,940               28,823
Fractional Undivided Interest in the Trust per Unit (1)                                   1/172,940             1/28,823
Public Offering Price:
Public Offering Price per Unit (2)                                                      $    10.000          $    10.000
   Less Initial Sales Charge per Unit (3)                                                     (.000)               (.000)
                                                                                        ___________          ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)                               10.000               10.000
   Less Deferred Sales Charge per Unit (3)                                                    (.135)               (.135)
                                                                                        ___________          ___________
Redemption Price per Unit (5)                                                                 9.865                9.865
    Less Creation and Development Fee per Unit (3)(5)                                         (.050)               (.050)
    Less Organization Costs per Unit (5)                                                      (.030)               (.045)
                                                                                        ___________          ___________
Net Asset Value per Unit                                                                $     9.785          $     9.770
                                                                                        ===========          ===========

Tax Status (6)                                                                              RIC             Grantor Trust
Distribution Frequency (7)                                                             Semi-Annually           Monthly
Initial Distribution Date (7)                                                          June 25, 2020      February 25, 2020
Cash CUSIP Number                                                                        30312N 620           30312N 422
Reinvestment CUSIP Number                                                                30312N 638           30312N 430
Fee Account Cash CUSIP Number                                                            30312N 646           30312N 448
Fee Account Reinvestment CUSIP Number                                                    30312N 653           30312N 455
Pricing Line Product Code                                                                    128116               128004
Ticker Symbol                                                                                FLNZDX               FHVJZX


First Settlement Date                                           January 13, 2020
Mandatory Termination Date (8)                                  April 9, 2021

____________

See "Notes to Summary of Essential Information" on page 8.

Page 7


               NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the Evaluation Time on January 10, 2020, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) See "Tax Status."

(7) For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. Sale proceeds will be distributed if the amount available for distribution equals at least $1.00 per 100 Units. For Trusts that intend to qualify as regulated investment companies ("RICs") and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. However, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution. See "Income and Capital Distributions."

(8) See "Amending or Terminating the Indenture."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.


                                                                                      The Dow(R)                 The Dow(R)
                                                                                 Target 5 Portfolio       Target Dividend Portfolio
                                                                               1st Quarter 2020 Series     1st Quarter 2020 Series
                                                                               _______________________    _________________________
                                                                                              Amount                      Amount
                                                                                              per Unit                    per Unit
                                                                                              ________                    ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                          0.00%(a)     $.000          0.00%(a)     $.000
   Deferred sales charge                                                         1.35%(b)     $.135          1.35%(b)     $.135
   Creation and development fee                                                  0.50%(c)     $.050          0.50%(c)     $.050
                                                                                 _____        _____          _____        _____
   Maximum sales charge (including creation and development fee)                 1.85%        $.185          1.85%        $.185
                                                                                 =====        =====          =====        =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                  .400%(d)     $.0400         .330%(d)     $.0330
                                                                                 =====        ======         =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees        .059%        $.0060         .059%        $.0060
   Trustee's fee and other operating expenses                                    .113%(f)     $.0114         .113%(f)     $.0114
                                                                                 _____        ______         _____        ______
   Total                                                                         .172%        $.0174         .172%        $.0174
                                                                                 =====        ======         =====        ======


                                                                                       Global             S&P Dividend Aristocrats
                                                                                 Target 15 Portfolio         Target 25 Portfolio
                                                                               1st Quarter 2020 Series     1st Quarter 2020 Series
                                                                               _______________________    _________________________
                                                                                             Amount                      Amount
                                                                                             per Unit                    per Unit
                                                                                             ________                    ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                         0.00%(a)      $.000          0.00%(a)     $.000
   Deferred sales charge                                                        1.35%(b)      $.135          1.35%(b)     $.135
   Creation and development fee                                                 0.50%(c)      $.050          0.50%(c)     $.050
                                                                                _____         _____          _____        _____
   Maximum sales charge (including creation and development fee)                1.85%         $.185          1.85%        $.185
                                                                                =====         =====          =====        =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                 .490%(d)      $.0490         .320%(d)     $.0320
                                                                                =====         ======         =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees       .059%         $.0060         .059%        $.0060
   Trustee's fee and other operating expenses                                   .389%(f)      $.0393         .126%(f)     $.0127
                                                                                _____         ______         _____        ______
   Total                                                                        .448%         $.0453         .185%        $.0187
                                                                                =====         ======         =====        ======


                                                              S&P Target 24          S&P Target SMid 60        Target Diversified
                                                                Portfolio                 Portfolio            Dividend Portfolio
                                                         1st Quarter 2020 Series   1st Quarter 2020 Series   1st Quarter 2020 Series
                                                         _______________________   _______________________   _______________________
                                                                     Amount                    Amount                    Amount
                                                                     per Unit                  per Unit                  per Unit
                                                                     ________                  ________                  ________
Unit Holder Sales Fees (as a percentage of
   public offering price)

Maximum Sales Charge
   Initial sales charge                                  0.00%(a)     $.000        0.00%(a)     $.000        0.00%(a)     $.000
   Deferred sales charge                                 1.35%(b)     $.135        1.35%(b)     $.135        1.35%(b)     $.135
   Creation and development fee                          0.50%(c)     $.050        0.50%(c)     $.050        0.50%(c)     $.050
                                                         _____        _____        _____        _____        _____        _____
   Maximum sales charge (including creation
      and development fee)                               1.85%        $.185        1.85%        $.185        1.85%        $.185
                                                         =====        =====        =====        =====        =====        =====
Organization Costs (as a percentage of public
   offering price)
   Estimated organization costs                          .340%(d)     $.0340       .450%(d)     $.0450       .270%(d)     $.0270
                                                         =====        ======       =====        ======       =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                .059%        $.0060       .059%        $.0060       .059%        $.0060
   Trustee's fee and other operating expenses            .113%(f)     $.0114       .126%(f)     $.0127       .126%(f)     $.0127
                                                         _____        ______       _____        ______       _____        ______
   Total                                                 .172%        $.0174       .185%        $.0187       .185%        $.0187
                                                         =====        ======       =====        ======       =====        ======


                                                           Target Double Play         Target Focus Four      Target Global Dividend
                                                                Portfolio                 Portfolio             Leaders Portfolio
                                                         1st Quarter 2020 Series   1st Quarter 2020 Series   1st Quarter 2020 Series
                                                         _______________________   _______________________   _______________________
                                                                       Amount                    Amount                    Amount
                                                                       per Unit                  per Unit                  per Unit
                                                                       ________                  ________                  ________
Unit Holder Sales Fees (as a percentage of
   public offering price)

Maximum Sales Charge
   Initial sales charge                                    0.00%(a)     $.000        0.00%(a)     $.000        0.00%(a)     $.000
   Deferred sales charge                                   1.35%(b)     $.135        1.35%(b)     $.135        1.35%(b)     $.135
   Creation and development fee                            0.50%(c)     $.050        0.50%(c)     $.050        0.50%(c)     $.050
                                                           _____        _____        _____        _____        _____        _____
   Maximum sales charge (including creation
     and development fee)                                  1.85%        $.185        1.85%        $.185        1.85%        $.185
                                                           =====        =====        =====        =====        =====        =====
Organization Costs (as a percentage of public
   offering price)
   Estimated organization costs                            .480%(d)     $.0480       .450%(d)     $.0450       .140%(d)     $.0140
                                                           =====        ======       =====        ======       =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                  .059%        $.0060       .059%        $.0060       .059%        $.0060
   Trustee's fee and other operating expenses              .126%(f)     $.0127       .126%(f)     $.0127       .126%(f)     $.0127
                                                           _____        ______       _____        ______       _____        ______
   Total                                                   .185%        $.0187       .185%        $.0187       .185%        $.0187
                                                           =====        ======       =====        ======       =====        ======

                                                              Target Growth             Target Triad               Target VIP
                                                                Portfolio                 Portfolio                 Portfolio
                                                         1st Quarter 2020 Series   1st Quarter 2020 Series   1st Quarter 2020 Series
                                                         _______________________   _______________________   _______________________
                                                                     Amount                    Amount                    Amount
                                                                     per Unit                  per Unit                  per Unit
                                                                     ________                  ________                  ________

Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                  0.00%(a)     $.000        0.00%(a)     $.000        0.00%(a)     $.000
   Deferred sales charge                                 1.35%(b)     $.135        1.35%(b)     $.135        1.35%(b)     $.135
   Creation and development fee                          0.50%(c)     $.050        0.50%(c)     $.050        0.50%(c)     $.050
                                                         _____        _____        _____        _____        _____        _____
   Maximum sales charge (including creation
      and development fee)                               1.85%        $.185        1.85%        $.185        1.85%        $.185
                                                         =====        =====        =====        =====        =====        =====
Organization Costs (as a percentage of public
   offering price)
   Estimated organization costs                          .390%(d)     $.0390       .400%(d)     $.0400       .300%(d)     $.0300
                                                         =====        ======       =====        ======       =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative
      and evaluation fees                                .059%        $.0060       .059%        $.0060       .059%        $.0060
   Trustee's fee and other operating expenses            .126%(f)     $.0127       .126%(f)     $.0127       .186%(f)     $.0188
                                                         _____        ______       _____        ______       _____        ______
   Total                                                 .185%        $.0187       .185%        $.0187       .245%        $.0248
                                                         =====        ======       =====        ======       =====        ======


                                                                                      Value Line(R)
                                                                                    Target 25 Portfolio
                                                                                  1st Quarter 2020 Series
                                                                                   _______________________

                                                                                              Amount
                                                                                              per Unit
                                                                                              ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
   Initial sales charge                                                          0.00%(a)     $.000
   Deferred sales charge                                                         1.35%(b)     $.135
   Creation and development fee                                                  0.50%(c)     $.050
                                                                                 _____        _____
Maximum sales charge (including creation and development fee)                    1.85%        $.185
                                                                                 =====        =====
Organization Costs (as a percentage of public offering price)
   Estimated organization costs                                                  .450%(d)     $.0450
                                                                                 =====        ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
   Portfolio supervision, bookkeeping, administrative and evaluation fees        .059%        $.0060
   Trustee's fee and other operating expenses                                    .113%(f)     $.0114
                                                                                 _____        ______
   Total                                                                         .172%        $.0174
                                                                                 =====        ======


                                    Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

                                                                               1 Year     3 Years   5 Years    10 Years
                                                                               ______     _______   _______    ________
The Dow(R) Target 5 Portfolio, 1st Quarter 2020 Series                         $242       $746      $1,027     $2,219
The Dow(R) Target Dividend Portfolio, 1st Quarter 2020 Series                   235        725         999      2,161
Global Target 15 Portfolio, 1st Quarter 2020 Series                             279        857       1,204      2,578
S&P Dividend Aristocrats Target 25 Portfolio, 1st Quarter 2020 Series           236        726       1,002      2,167
S&P Target 24 Portfolio, 1st Quarter 2020 Series                                236        728       1,003      2,170
S&P Target SMid 60 Portfolio, 1st Quarter 2020 Series                           249        765       1,054      2,273
Target Diversified Dividend Portfolio, 1st Quarter 2020 Series                  231        711         982      2,126
Target Double Play Portfolio, 1st Quarter 2020 Series                           252        774       1,066      2,298
Target Focus Four Portfolio, 1st Quarter 2020 Series                            249        765       1,054      2,273
Target Global Dividend Leaders Portfolio, 1st Quarter 2020 Series               218        672         929      2,018
Target Growth Portfolio, 1st Quarter 2020 Series                                243        747       1,030      2,224
Target Triad Portfolio, 1st Quarter 2020 Series                                 244        750       1,034      2,232
Target VIP Portfolio, 1st Quarter 2020 Series                                   240        738       1,025      2,214
Value Line(R) Target 25 Portfolio, 1st Quarter 2020 Series                      247        761       1,047      2,260

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2020.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%. If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs, which for certain Trusts include a one-time license fee, will be deducted from the assets of each Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent
                   Registered Public Accounting Firm


To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 8430

Opinion on the Statements of Net Assets

We have audited the accompanying statements of net assets of FT 8430, comprising Dow(R) Target 5 1Q '20 - Term 4/9/21 (The Dow(R) Target 5 Portfolio, 1st Quarter 2020 Series); Dow(R) Target Dvd. 1Q '20 - Term 4/9/21 (The Dow(R) Target Dividend Portfolio, 1st Quarter 2020 Series); Global Target 15 1Q '20 - Term 4/9/21 (Global Target 15 Portfolio, 1st Quarter 2020 Series); S&P Dividend Aristocrats Target 25 1Q '20 - Term 4/9/21 (S&P Dividend Aristocrats Target 25 Portfolio, 1st Quarter 2020 Series); S&P Target 24 1Q '20 - Term 4/9/21 (S&P Target 24 Portfolio, 1st Quarter 2020 Series); S&P Target SMid 60 1Q '20 - Term 4/9/21 (S&P Target SMid 60 Portfolio, 1st Quarter 2020 Series); Target Divsd. Dvd. 1Q '20 - Term 4/9/21 (Target Diversified Dividend Portfolio, 1st Quarter 2020 Series); Target Dbl. Play 1Q '20 - Term 4/9/21 (Target Double Play Portfolio, 1st Quarter 2020 Series); Target Focus 4 1Q '20 - Term 4/9/21 (Target Focus Four Portfolio, 1st Quarter 2020 Series); Target Global Dvd. Leaders 1Q '20 - Term 4/9/21 (Target Global Dividend Leaders Portfolio, 1st Quarter 2020 Series); Target Growth 1Q '20 - Term 4/9/21 (Target Growth Portfolio, 1st Quarter 2020 Series); Target Triad 1Q '20
- Term 4/9/21 (Target Triad Portfolio, 1st Quarter 2020 Series); Target VIP 1Q '20 - Term 4/9/21 (Target VIP Portfolio, 1st Quarter 2020 Series); and Value Line(R) Target 25 1Q '20 - Term 4/9/21 (Value Line(R) Target 25 Portfolio, 1st Quarter 2020 Series) (collectively, the "Trusts"), one of the series constituting the FT Series, including the schedules of investments, as of the opening of business on January 9, 2020 (Initial Date of Deposit), and the related notes. In our opinion, the statements of net assets present fairly, in all material respects, the financial position of each of the Trusts constituting FT 8430 as of the opening of business on January 9, 2020 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on the Trusts' statements of net assets based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trusts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement, whether due to error or fraud. The Trusts are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the statements of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statements of net assets. Our audits also included evaluating the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated among the Trusts for the purchase of securities, as shown in the statements of net assets, as of the opening of business on January 9, 2020, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
January 9, 2020

We have served as the auditor of one or more investment companies sponsored by First Trust Portfolios L.P. since 2001.

                            Statements of Net Assets

                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                     The Dow(R)            The Dow(R) Target     Global Target 15
                                                                     Target 5 Portfolio    Dividend Portfolio    Portfolio
                                                                     1st Quarter           1st Quarter           1st Quarter
                                                                     2020 Series           2020 Series           2020 Series
                                                                     __________________    __________________    ________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $175,578              $167,698              $158,205
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (702)                 (553)                 (775)
Less liability for deferred sales charge (4)                           (2,370)               (2,264)               (2,136)
Less liability for creation and development fee (5)                      (878)                 (839)                 (791)
                                                                     ________              ________              ________
Net assets                                                           $171,628              $164,042              $154,503
                                                                     ========              ========              ========
Units outstanding                                                      17,558                16,770                15,820
Net asset value per Unit (6)                                         $  9.775              $  9.782              $  9.766

ANALYSIS OF NET ASSETS
Cost to investors (7)
                                                                     $175,578              $167,698              $158,205
Less maximum sales charge (7)                                          (3,248)               (3,103)               (2,927)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (702)                 (553)                 (775)
                                                                     ________              ________              ________
Net assets                                                           $171,628              $164,042              $154,503
                                                                     ========              ========              ========

_____________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                     S&P Dividend             S&P            S&P
                                                                     Aristocrats Target 25    Target 24      Target SMid 60
                                                                     Portfolio                Portfolio      Portfolio
                                                                     1st Quarter              1st Quarter    1st Quarter
                                                                     2020 Series              2020 Series    2020 Series
                                                                     _____________________    ___________    ______________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $170,675                 $137,856       $170,772
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (546)                    (469)          (768)
Less liability for deferred sales charge (4)                           (2,304)                  (1,861)        (2,305)
Less liability for creation and development fee (5)                      (853)                    (689)          (854)
                                                                     ________                 ________       ________
Net assets                                                           $166,972                 $134,837       $166,845
                                                                     ========                 ========       ========
Units outstanding                                                      17,068                   13,786         17,077
Net asset value per Unit (6)                                         $  9.783                 $  9.781       $  9.770

ANALYSIS OF NET ASSETS
Cost to investors (7)
                                                                     $170,675                 $137,856       $170,772
Less maximum sales charge (7)                                          (3,157)                  (2,550)        (3,159)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (546)                    (469)          (768)
                                                                     ________                 ________       ________
Net assets                                                           $166,972                 $134,837       $166,845
                                                                     ========                 ========       ========

_____________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020




                                                                                           Target
                                                                     Target Diversified    Double Play    Target Focus Four
                                                                     Dividend Portfolio    Portfolio      Portfolio
                                                                     1st Quarter           1st Quarter    1st Quarter
                                                                     2020 Series           2020 Series    2020 Series
                                                                     __________________    ___________    _________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $173,480              $600,519       $960,797
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (468)               (2,882)        (4,324)
Less liability for deferred sales charge (4)                           (2,342)               (8,107)       (12,971)
Less liability for creation and development fee (5)                      (867)               (3,003)        (4,804)
                                                                     ________              ________       ________
Net assets                                                           $169,803              $586,527       $938,698
                                                                     ========              ========       ========
Units outstanding                                                      17,348                60,052         96,080
Net asset value per Unit (6)                                         $  9.788              $  9.767       $  9.770

ANALYSIS OF NET ASSETS
Cost to investors (7)
                                                                     $173,480              $600,519       $960,797
Less maximum sales charge (7)                                          (3,209)              (11,110)       (17,775)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (468)               (2,882)        (4,324)
                                                                     ________              ________       ________
Net assets                                                           $169,803              $586,527       $938,698
                                                                     ========              ========       ========

_____________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                     Target Global
                                                                     Dividend Leaders    Target              Target Triad
                                                                     Portfolio           Growth Portfolio    Portfolio
                                                                     1st Quarter         1st Quarter         1st Quarter
                                                                     2020 Series         2020 Series         2020 Series
                                                                     ________________    ________________    ____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                     $171,306            $125,936            $204,883
Less liability for reimbursement to Sponsor
   for organization costs (3)                                            (240)               (491)               (820)
Less liability for deferred sales charge (4)                           (2,313)             (1,700)             (2,766)
Less liability for creation and development fee (5)                      (857)               (630)             (1,024)
                                                                     ________            ________            ________
Net assets                                                           $167,896            $123,115            $200,273
                                                                     ========            ========            ========
Units outstanding                                                      17,131              12,594              20,488
Net asset value per Unit (6)                                         $  9.801            $  9.776            $  9.775

ANALYSIS OF NET ASSETS
Cost to investors (7)
                                                                     $171,306            $125,936            $204,883
Less maximum sales charge (7)                                          (3,170)             (2,330)             (3,790)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                            (240)               (491)               (820)
                                                                     ________            ________            ________
Net assets                                                           $167,896            $123,115            $200,273
                                                                     ========            ========            ========

_____________

See "Notes to Statements of Net Assets" on page 19.

                            Statements of Net Assets

                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                                                       Value Line(R)
                                                                                        Target VIP     Target 25
                                                                                        Portfolio      Portfolio
                                                                                        1st Quarter    1st Quarter
                                                                                        2020 Series    2020 Series
                                                                                        ___________    _____________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                                                        $1,729,405     $288,228
Less liability for reimbursement to Sponsor
   for organization costs (3)                                                               (5,188)      (1,297)
Less liability for deferred sales charge (4)                                               (23,347)      (3,891)
Less liability for creation and development fee (5)                                         (8,647)      (1,441)
                                                                                        __________     ________
Net assets                                                                              $1,692,223     $281,599
                                                                                        ==========     ========
Units outstanding                                                                          172,940       28,823
Net asset value per Unit (6)                                                            $    9.785     $  9.770


ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                   $1,729,405     $288,228
Less maximum sales charge (7)                                                              (31,994)      (5,332)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                                               (5,188)      (1,297)
                                                                                        __________     ________
Net assets                                                                              $1,692,223     $281,599
                                                                                        ==========     ========

_____________

See "Notes to Statements of Net Assets" on page 19.

Page 18


                       NOTES TO STATEMENTS OF NET ASSETS

Each Trust is registered as a unit investment trust under the Investment Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trusts are structured as either regulated investment companies ("RICs") or grantor trusts ("grantors"). Those structured as RICs intend to comply in their initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to RICs and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to Unit holders. The Trusts structured as grantors intend to comply in their initial fiscal year as a grantor under federal tax laws. In grantors, investors are deemed for federal tax purposes, to own the underlying assets of the Trust directly and as such, all taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of April 9, 2021.

(2) An irrevocable letter of credit for approximately $5,850,000, issued by The Bank of New York Mellon (approximately $200,000 has been allocated to each of The Dow(R) Target 5 Portfolio, 1st Quarter 2020 Series; The Dow(R) Target Dividend Portfolio, 1st Quarter 2020 Series; Global Target 15 Portfolio, 1st Quarter 2020 Series; S&P Dividend Aristocrats Target 25 Portfolio, 1st Quarter 2020 Series; S&P Target 24 Portfolio, 1st Quarter 2020 Series; S&P Target SMid 60 Portfolio, 1st Quarter 2020 Series; Target Diversified Dividend Portfolio, 1st Quarter 2020 Series; Target Global Dividend Leaders Portfolio, 1st Quarter 2020 Series and Target Growth Portfolio, 1st Quarter 2020 Series; approximately $300,000 has been allocated to Value Line(R) Target 25 Portfolio, 1st Quarter 2020 Series; approximately $350,000 has been allocated to Target Triad Portfolio, 1st Quarter 2020 Series; approximately $650,000 has been allocated to Target Double Play Portfolio, 1st Quarter 2020 Series; approximately $1,000,000 has been allocated to Target Focus Four Portfolio, 1st Quarter 2020 Series; and approximately $1,750,000 has been allocated to Target VIP Portfolio, 1st Quarter 2020 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The estimated organization costs range from $.0140 to $.0490 per Unit for the Trusts. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on April 20, 2020 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 19, 2020. If Unit holders redeem Units before June 19, 2020 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

                               The Dow(R) Target 5
                       Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020


                                                                     Percentage
                                                                     of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                    Offering       of       Value per   Securities to
Name of Issuer of Securities (1)                                     Price          Shares   Share       the Trust (2)
________________________________                                     ____________   ______   _________   _____________
COMMON STOCKS (100%):
Consumer Staples (40%):
KO        The Coca-Cola Company                                       20%           646      $ 54.35     $ 35,110
WBA       Walgreens Boots Alliance, Inc.                              20%           629        55.83       35,117
Health Care (20%):
PFE       Pfizer Inc.                                                 20%           899        39.06       35,115
Information Technology (20%):
CSCO      Cisco Systems, Inc.                                         20%           739        47.52       35,118
Materials (20%):
DOW       Dow Inc.                                                    20%           666        52.73       35,118
                                                                     ____                                ________
               Total Investments                                     100%                                $175,578
                                                                     ====                                ========
___________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                               The Dow(R) Target
                 Dividend Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020


                                                                     Percentage
                                                                     of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                    Offering       of       Value per   Securities to
Name of Issuer of Securities (1)                                     Price          Shares   Share       the Trust (2)
________________________________                                     ____________   ______   _________   _____________
COMMON STOCKS (100%):
Communication Services (5%):
MDP       Meredith Corporation                                         5%           252      $ 33.24     $  8,376
Consumer Discretionary (10%):
GM        General Motors Company                                       5%           242        34.65        8,385
NWL       Newell Brands Inc.                                           5%           437        19.20        8,390
Financials (55%):
FNB       F.N.B. Corporation                                           5%           674        12.44        8,385
HBAN      Huntington Bancshares Incorporated                           5%           577        14.53        8,384
KEY       KeyCorp                                                      5%           427        19.65        8,391
NYCB      New York Community Bancorp, Inc.                             5%           719        11.66        8,384
PACW      PacWest Bancorp                                              5%           225        37.31        8,395
PBCT      People's United Financial, Inc.                              5%           508        16.50        8,382
PFG       Principal Financial Group, Inc.                              5%           151        55.59        8,394
PRU       Prudential Financial, Inc.                                   5%            89        93.99        8,365
TRMK      Trustmark Corporation                                        5%           247        33.97        8,391
UBSI      United Bankshares, Inc.                                      5%           223        37.61        8,387
VLY       Valley National Bancorp                                      5%           748        11.21        8,385
Materials (5%):
UFS       Domtar Corporation                                           5%           222        37.78        8,387
Utilities (25%):
AVA       Avista Corporation                                           5%           179        46.84        8,384
NI        NiSource Inc.                                                5%           303        27.66        8,381
NWE       NorthWestern Corporation                                     5%           119        70.36        8,373
PPL       PPL Corporation                                              5%           237        35.38        8,385
SRE       Sempra Energy                                                5%            56       149.90        8,394
                                                                     ____                                ________
               Total Investments                                     100%                                $167,698
                                                                     ====                                ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

              Global Target 15 Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020


                                                                     Percentage
                                                                     of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                    Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(4)                                  Price          Shares   Share       the Trust (2)
___________________________________                                  ____________   ______   _________   _____________
COMMON STOCKS (100.00%):
China (26.68%):
3988 HK   Bank of China Ltd. #                                         6.67%        25,371   $ 0.42      $ 10,547
3328 HK   Bank of Communications Co., Ltd. (Class H) #                 6.67%        15,123     0.70        10,547
939 HK    China Construction Bank Corporation (Class H) #              6.67%        12,408     0.85        10,547
386 HK    China Petroleum & Chemical Corporation (Sinopec)
          (Class H) #                                                  6.67%        17,236     0.61        10,547
Hong Kong (6.66%):
83 HK     Sino Land Company Limited #                                  6.66%         7,240     1.46        10,547
United Kingdom (33.34%):
BT/A LN   BT Group Plc #                                               6.67%         4,110     2.57        10,547
ITV LN    ITV Plc #                                                    6.67%         5,401     1.95        10,547
LGEN LN   Legal & General Group Plc #                                  6.66%         2,614     4.03        10,545
LLOY LN   Lloyds Banking Group Plc #                                   6.67%        12,793     0.82        10,547
EMG LN    Man Group Plc #                                              6.67%         5,168     2.04        10,547
United States (33.32%):
CSCO      Cisco Systems, Inc.                                          6.67%           222    47.52        10,549
KO        The Coca-Cola Company                                        6.66%           194    54.35        10,544
DOW       Dow Inc.                                                     6.66%           200    52.73        10,546
PFE       Pfizer Inc.                                                  6.66%           270    39.06        10,546
WBA       Walgreens Boots Alliance, Inc.                               6.67%           189    55.83        10,552
                                                                     _______                             ________
                  Total Investments                                  100.00%                             $158,205
                                                                     =======                             ========
_____________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

     S&P Dividend Aristocrats Target 25 Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020


                                                                     Percentage
                                                                     of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                    Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(3)                                  Price          Shares   Share       the Trust (2)
___________________________________                                  ____________   ______   _________   _____________
COMMON STOCKS (100%):
Consumer Discretionary (12%):
GPC       Genuine Parts Company                                        4%            67      $ 101.42    $  6,795
TGT       Target Corporation                                           4%            55        123.40       6,787
VFC       V.F. Corporation                                             4%            70         97.04       6,793
Consumer Staples (20%):
ADM       Archer-Daniels-Midland Company                               4%           153         44.61       6,825
HRL       Hormel Foods Corporation                                     4%           153         44.59       6,822
PEP       PepsiCo, Inc.                                                4%            51        134.70       6,870
WBA       Walgreens Boots Alliance, Inc.                               4%           122         55.83       6,811
WMT       Walmart, Inc.                                                4%            59        116.16       6,853
Energy (8%):
CVX       Chevron Corporation                                          4%            58        117.70       6,827
XOM       Exxon Mobil Corporation                                      4%            99         69.23       6,854
Financials (16%):
AFL       Aflac Incorporated                                           4%           130         52.49       6,824
CINF      Cincinnati Financial Corporation                             4%            66        103.10       6,805
BEN       Franklin Resources, Inc.                                     4%           269         25.42       6,838
TROW      T. Rowe Price Group, Inc.                                    4%            54        127.22       6,870
Health Care (4%):
JNJ       Johnson & Johnson                                            4%            47        144.96       6,813
Industrials (28%):
MMM       3M Company                                                   4%            38        180.63       6,864
AOS       A.O. Smith Corporation                                       4%           144         47.26       6,805
CAT       Caterpillar Inc.                                             4%            46        147.68       6,793
EMR       Emerson Electric Co.                                         4%            88         77.51       6,821
GD        General Dynamics Corporation                                 4%            38        180.48       6,858
PNR       Pentair Plc +                                                4%           150         45.43       6,815
GWW       W.W. Grainger, Inc.                                          4%            20        341.41       6,828
Materials (12%):
APD       Air Products and Chemicals, Inc.                             4%            30        228.09       6,843
LIN       Linde Plc +                                                  4%            33        207.39       6,844
NUE       Nucor Corporation                                            4%           127         53.68       6,817
                                                                     ____                                ________
               Total Investments                                     100%                                $170,675
                                                                     ====                                ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

               S&P Target 24 Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares       Share        the Trust (2)
__________________________________                                     ____________    ______       _________    _____________
COMMON STOCKS (100.00%):
Communication Services (11.90%):
GOOGL     Alphabet Inc. (Class A) *                                      7.13%            7        $ 1,405.04    $  9,835
EA        Electronic Arts Inc. *                                         0.24%            3            109.49         329
FB        Facebook, Inc. (Class A) *                                     4.53%           29            215.22       6,241
Consumer Discretionary (11.15%):
AZO       AutoZone, Inc. *                                               1.67%            2          1,147.49       2,295
ROST      Ross Stores, Inc.                                              2.77%           32            119.15       3,813
SBUX      Starbucks Corporation                                          6.71%          104             88.88       9,244
Consumer Staples (8.56%):
PEP       PepsiCo, Inc.                                                  2.83%           29            134.70       3,906
SYY       Sysco Corporation                                              0.67%           11             84.53         930
WMT       Walmart, Inc.                                                  5.06%           60            116.16       6,970
Energy (4.59%):
COG       Cabot Oil & Gas Corporation                                    0.26%           21             16.85         354
COP       ConocoPhillips                                                 2.59%           55             64.94       3,572
PSX       Phillips 66                                                    1.74%           23            104.10       2,394
Financials (14.24%):
ALL       The Allstate Corporation                                       4.08%           50            112.50       5,625
MSCI      MSCI Inc.                                                      2.51%           13            266.56       3,465
SPGI      S&P Global Inc.                                                7.65%           37            285.01      10,545
Health Care (14.68%):
LLY       Eli Lilly and Company                                         11.64%          120            133.71      16,045
MTD       Mettler-Toledo International Inc. +*                           1.73%            3            797.07       2,391
WAT       Waters Corporation *                                           1.31%            8            226.35       1,811
Industrials (9.94%):
CTAS      Cintas Corporation                                             5.79%           29            275.28       7,983
MAS       Masco Corporation                                              2.69%           78             47.46       3,702
RHI       Robert Half International Inc.                                 1.46%           32             62.92       2,013
Information Technology (24.94%):
AAPL      Apple Inc.                                                    22.43%          102            303.19      30,925
TXN       Texas Instruments Incorporated                                 2.07%           22            129.76       2,855
VRSN      VeriSign, Inc. *                                               0.44%            3            204.15         613
                                                                       _______                                   ________
               Total Investments                                       100.00%                                   $137,856
                                                                       =======                                   ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

             S&P Target SMid 60 Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares       Share        the Trust (2)
___________________________________                                    ____________    ______       _________    _____________
COMMON STOCKS (100.00%):
Consumer Discretionary (11.11%):
ANF       Abercrombie & Fitch Co. (Class A)                              1.11%           105        $  18.05     $  1,895
CTB       Cooper Tire & Rubber Company                                   1.11%            67           28.18        1,888
DAN       Dana Inc.                                                      2.22%           222           17.10        3,796
EXPR      Express, Inc. *                                                1.11%           373            5.09        1,899
GT        The Goodyear Tire & Rubber Company                             2.22%           253           14.99        3,793
JCP       J.C. Penney Company, Inc. *                                    1.11%         1,581            1.20        1,897
ODP       Office Depot, Inc.                                             1.11%           774            2.45        1,896
SIG       Signet Jewelers Limited +                                      1.12%            99           19.23        1,904
Energy (34.43%):
BCEI      Bonanza Creek Energy, Inc. *                                   1.11%            83           22.78        1,891
CPE       Callon Petroleum Company *                                     1.11%           429            4.42        1,896
CHK       Chesapeake Energy Corporation *                                2.22%         4,599            0.83        3,795
CEIX      CONSOL Energy Inc. *                                           1.11%           153           12.42        1,900
DNR       Denbury Resources Inc. *                                       1.11%         1,282            1.48        1,897
EQT       EQT Corporation                                                2.22%           416            9.13        3,798
GPOR      Gulfport Energy Corporation *                                  1.11%           741            2.56        1,897
HPR       HighPoint Resources Corporation *                              1.11%         1,150            1.65        1,898
MTDR      Matador Resources Company *                                    2.23%           203           18.71        3,798
MUR       Murphy Oil Corporation                                         2.22%           140           27.09        3,793
NBR       Nabors Industries Ltd. +                                       1.11%           614            3.09        1,897
OAS       Oasis Petroleum Inc. *                                         1.11%           560            3.39        1,898
PTEN      Patterson-UTI Energy, Inc.                                     2.22%           368           10.30        3,790
PDCE      PDC Energy, Inc. *                                             1.11%            72           26.40        1,901
PVAC      Penn Virginia Corporation *                                    1.11%            62           30.60        1,897
QEP       QEP Resources, Inc.                                            1.11%           432            4.39        1,897
SM        SM Energy Company                                              1.12%           162           11.75        1,904
SWN       Southwestern Energy Company *                                  1.11%           874            2.17        1,897
RIG       Transocean Ltd. +*                                             2.22%           591            6.42        3,794
VAL       Valaris Plc +                                                  1.11%           298            6.37        1,898
WLL       Whiting Petroleum Corporation *                                1.11%           255            7.45        1,900
INT       World Fuel Services Corporation                                2.22%            91           41.62        3,787
WPX       WPX Energy, Inc. *                                             2.22%           283           13.42        3,798

                       Schedule of Investments (cont'd.)

             S&P Target SMid 60 Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                     Percentage
                                                                     of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                    Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                  Price           Shares       Share        the Trust (2)
____________________________________                                 ____________    ______       _________    _____________
Financials (32.25%):
ASB      Associated Banc-Corp                                          2.22%          179         $  21.17     $  3,789
OZK      Bank OZK                                                      2.23%          124            30.64        3,799
BHF      Brighthouse Financial, Inc. *                                 2.23%           99            38.46        3,808
CNO      CNO Financial Group, Inc.                                     2.23%          212            17.94        3,803
EWBC     East West Bancorp, Inc.                                       2.22%           79            48.04        3,795
ECPG     Encore Capital Group, Inc. *                                  1.12%           54            35.34        1,908
FNB      F.N.B. Corporation                                            2.22%          305            12.44        3,794
FG       FGL Holdings +                                                1.11%          190            10.01        1,902
FMBI     First Midwest Bancorp, Inc.                                   1.11%           83            22.75        1,888
HWC      Hancock Whitney Corporation                                   2.21%           87            43.41        3,777
NAVI     Navient Corporation                                           2.23%          278            13.67        3,800
SBNY     Signature Bank                                                2.23%           28           136.00        3,808
SLM      SLM Corporation                                               2.22%          439             8.64        3,793
SF       Stifel Financial Corp.                                        2.22%           61            62.19        3,794
SNV      Synovus Financial Corp.                                       2.22%           97            38.99        3,782
UMPQ     Umpqua Holdings Corporation                                   2.23%          211            18.02        3,802
Health Care (2.22%):
ANGO     AngioDynamics, Inc. *                                         1.11%          124            15.34        1,902
IVC      Invacare Corporation                                          1.11%          202             9.41        1,901
Industrials (9.99%):
AAWW     Atlas Air Worldwide Holdings, Inc. *                          1.11%           70            27.16        1,901
CFX      Colfax Corporation *                                          2.22%          101            37.52        3,790
JBLU     JetBlue Airways Corporation *                                 2.22%          205            18.50        3,793
R        Ryder System, Inc.                                            2.22%           70            54.03        3,782
TRN      Trinity Industries, Inc.                                      2.22%          177            21.45        3,797
Information Technology (2.23%):
BHE      Benchmark Electronics, Inc.                                   1.11%           55            34.51        1,898
SCSC     ScanSource, Inc. *                                            1.12%           53            36.01        1,909
Materials (4.44%):
ATI      Allegheny Technologies Incorporated *                         2.23%          193            19.68        3,798
UFS      Domtar Corporation                                            2.21%          100            37.78        3,778
Real Estate (3.33%):
STAR     iStar Inc. (5)                                                1.11%          135            14.04        1,895
CLI      Mack-Cali Realty Corporation (5)                              2.22%          168            22.60        3,797
                                                                     _______                                   ________
              Total Investments                                      100.00%                                   $170,772
                                                                     =======                                   ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

         Target Diversified Dividend Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares       Share        the Trust (2)
___________________________________                                    ____________    ______       _________    _____________
COMMON STOCKS (100.00%):
Communication Services (9.99%):
T           AT&T Inc.                                                    2.50%          110         $  39.37     $  4,331
GCI         Gannett Co. Inc.                                             2.50%          712             6.09        4,336
MDP         Meredith Corporation                                         2.49%          130            33.24        4,321
SBGI        Sinclair Broadcast Group, Inc.                               2.50%          136            31.88        4,336
Consumer Discretionary (10.02%):
BIG         Big Lots, Inc.                                               2.51%          149            29.17        4,346
CCL         Carnival Corporation +                                       2.50%           89            48.76        4,340
GT          The Goodyear Tire & Rubber Company                           2.50%          289            14.99        4,332
PAG         Penske Automotive Group, Inc.                                2.51%           90            48.32        4,349
Consumer Staples (10.01%):
BGS         B&G Foods, Inc.                                              2.50%          263            16.51        4,342
TAP         Molson Coors Beverage Company                                2.51%           79            55.02        4,347
SPTN        SpartanNash Company                                          2.50%          318            13.63        4,334
UVV         Universal Corporation                                        2.50%           76            57.04        4,335
Energy (10.01%):
DK          Delek US Holdings, Inc.                                      2.51%          132            32.97        4,352
GLOG        GasLog Ltd. +                                                2.50%          474             9.15        4,337
HFC         HollyFrontier Corporation                                    2.50%           91            47.71        4,342
MPC         Marathon Petroleum Corporation                               2.50%           74            58.52        4,330
Financials (10.00%):
OZK         Bank OZK                                                     2.51%          142            30.64        4,351
CFG         Citizens Financial Group, Inc.                               2.50%          109            39.76        4,334
PRU         Prudential Financial, Inc.                                   2.49%           46            93.99        4,324
UNM         Unum Group                                                   2.50%          150            28.91        4,336
Health Care (10.00%):
CVS         CVS Health Corporation                                       2.51%           60            72.66        4,360
GILD        Gilead Sciences, Inc.                                        2.50%           66            65.80        4,343
PDCO        Patterson Companies, Inc.                                    2.49%          199            21.75        4,328
PFE         Pfizer Inc.                                                  2.50%          111            39.06        4,336
Industrials (9.99%):
GBX         The Greenbrier Companies, Inc.                               2.50%          154            28.17        4,338
PCAR        PACCAR Inc                                                   2.50%           55            78.96        4,343
R           Ryder System, Inc.                                           2.49%           80            54.03        4,322
TRN         Trinity Industries, Inc.                                     2.50%          202            21.45        4,333

                       Schedule of Investments (cont'd.)

         Target Diversified Dividend Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                      Percentage
                                                                      of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                     Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                   Price           Shares       Share        the Trust (2)
___________________________________                                   ____________    ______       _________    _____________
Information Technology (10.00%):
HPE         Hewlett Packard Enterprise Company                          2.50%         275          $ 15.76      $  4,334
HPQ         HP Inc.                                                     2.50%         207            20.93         4,332
ITRN        Ituran Location and Control Ltd. +                          2.50%         171            25.39         4,342
JNPR        Juniper Networks, Inc.                                      2.50%         180            24.11         4,340
Materials (10.00%):
CC          The Chemours Company                                        2.50%         252            17.19         4,332
MERC        Mercer International Inc. +                                 2.50%         359            12.07         4,333
TSE         Trinseo S.A. +                                              2.50%         127            34.18         4,341
WRK         WestRock Company                                            2.50%         104            41.74         4,341
Utilities (9.98%):
CNP         CenterPoint Energy, Inc.                                    2.50%         163            26.64         4,342
DUK         Duke Energy Corporation                                     2.50%          48            90.40         4,339
EXC         Exelon Corporation                                          2.49%          94            46.01         4,324
NFG         National Fuel Gas Company                                   2.49%          96            45.02         4,322
                                                                      _______                                   ________
               Total Investments                                      100.00%                                   $173,480
                                                                      =======                                   ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

             Target Double Play Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                          Percentage        Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares     Share       the Trust (2)
___________________________________                                       ______________    ______     _________   _____________
COMMON STOCKS (100.00%):
Communication Services (3.02%):
CABO      Cable One, Inc.                                                   0.52%                2     $ 1,550.00  $   3,100
MDP       Meredith Corporation                                              2.50%              451          33.24     14,991
Consumer Discretionary (9.53%):
GRMN      Garmin Ltd. +                                                     0.50%               31          97.00      3,007
GM        General Motors Company                                            2.50%              433          34.65     15,003
LEG       Leggett & Platt, Incorporated                                     0.50%               61          49.58      3,024
NWL       Newell Brands Inc.                                                2.50%              781          19.20     14,995
TGT       Target Corporation                                                3.53%              172         123.40     21,225
Consumer Staples (0.50%):
LW        Lamb Weston Holdings, Inc.                                        0.50%               33          91.26      3,012
Financials (27.48%):
FNB       F.N.B. Corporation                                                2.50%            1,205          12.44     14,990
HBAN      Huntington Bancshares Incorporated                                2.50%            1,032          14.53     14,995
KEY       KeyCorp                                                           2.50%              763          19.65     14,993
NYCB      New York Community Bancorp, Inc.                                  2.50%            1,286          11.66     14,995
PACW      PacWest Bancorp                                                   2.50%              402          37.31     14,999
PBCT      People's United Financial, Inc.                                   2.50%              909          16.50     14,998
PFG       Principal Financial Group, Inc.                                   2.50%              270          55.59     15,009
PRU       Prudential Financial, Inc.                                        2.50%              160          93.99     15,038
TRMK      Trustmark Corporation                                             2.49%              441          33.97     14,981
UBSI      United Bankshares, Inc.                                           2.50%              399          37.61     15,006
VLY       Valley National Bancorp                                           2.49%            1,337         11.21      14,988
Health Care (3.26%):
CHE       Chemed Corporation                                                0.52%                7         448.13      3,137
EW        Edwards Lifesciences Corporation *                                2.74%               71         231.46     16,434
Industrials (11.36%):
ALLE      Allegion Public Limited Company +                                 0.51%               25         122.65      3,066
ARNC      Arconic Inc.                                                      0.50%               98          30.72      3,011
CSL       Carlisle Companies Incorporated                                   0.51%               19         160.13      3,042
CPRT      Copart, Inc. *                                                    1.22%               78          94.01      7,333
PLOW      Douglas Dynamics, Inc.                                            0.50%               54          55.92      3,020
FCN       FTI Consulting, Inc. *                                            0.51%               27         113.50      3,064
ROCK      Gibraltar Industries, Inc. *                                      0.50%               61          49.75      3,035
LMT       Lockheed Martin Corporation                                       6.57%               96         411.03     39,459
TDY       Teledyne Technologies Incorporated *                              0.54%                9         361.55      3,254

                       Schedule of Investments (cont'd.)

             Target Double Play Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                          Percentage        Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price    Shares     Share       the Trust (2)
___________________________________                                       ______________    ______     _________   _____________
Information Technology (29.36%):
ANSS      ANSYS, Inc. *                                                      1.24%              29     $ 257.73    $  7,474
AUDC      AudioCodes Ltd. +                                                  0.50%             118        25.47       3,005
CDW       CDW Corporation                                                    1.15%              49       140.71       6,895
CSGS      CSG Systems International, Inc.                                    0.50%              59        51.13       3,017
MSFT      Microsoft Corporation                                             12.48%             468       160.09      74,922
TSM       Taiwan Semiconductor Manufacturing Company Ltd.
          (ADR) +                                                           12.47%           1,275        58.75      74,906
TER       Teradyne, Inc.                                                     0.50%              44        68.30       3,005
TYL       Tyler Technologies, Inc. *                                         0.52%              10       310.99       3,110
Materials (3.00%):
UFS       Domtar Corporation                                                 2.50%             397        37.78      14,999
PAAS      Pan American Silver Corp. +                                        0.50%             135        22.39       3,023
Utilities (12.49%):
AVA       Avista Corporation                                                 2.50%             320        46.84      14,989
NI        NiSource Inc.                                                      2.50%             542        27.66      14,992
NWE       NorthWestern Corporation                                           2.49%             213        70.36      14,987
PPL       PPL Corporation                                                    2.50%             424        35.38      15,001
SRE       Sempra Energy                                                      2.50%             100       149.90      14,990
                                                                           _______                                 ________
               Total Investments                                           100.00%                                 $600,519
                                                                           =======                                 ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

              Target Focus Four Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                         Percentage
                                                                         of Aggregate    Number   Market          Cost of
Ticker Symbol and                                                        Offering        of       Value per       Securities to
Name of Issuer of Securities (1)(3)                                      Price           Shares   Share           the Trust (2)
___________________________________                                      ____________    ______   _________       _____________
COMMON STOCKS (100.00%):
Communication Services (3.02%):
CABO      Cable One, Inc.                                                 0.32%              2    $ 1,550.00      $  3,100
CHL       China Mobile Limited (ADR) +                                    0.40%             93         41.23         3,834
CHU       China Unicom (Hong Kong) Limited (ADR) +                        0.40%            418          9.15         3,825
MDP       Meredith Corporation                                            1.50%            433         33.24        14,393
ORAN      Orange (ADR) +                                                  0.40%            264         14.52         3,833
Consumer Discretionary (10.24%):
ANF       Abercrombie & Fitch Co. (Class A)                               0.33%            177         18.05         3,195
CTB       Cooper Tire & Rubber Company                                    0.33%            114         28.18         3,213
DAN       Dana Inc.                                                       0.67%            374         17.10         6,395
EXPR      Express, Inc. *                                                 0.33%            628          5.09         3,197
GRMN      Garmin Ltd. +                                                   0.30%             30         97.00         2,910
GM        General Motors Company                                          1.50%            415         34.65        14,380
GT        The Goodyear Tire & Rubber Company                              0.67%            427         14.99         6,401
HMC       Honda Motor Co., Ltd. (ADR) +                                   0.40%            137         28.13         3,854
JCP       J.C. Penney Company, Inc. *                                     0.33%          2,665          1.20         3,198
LEG       Leggett & Platt, Incorporated                                   0.30%             59         49.58         2,925
MGA       Magna International Inc. (Class A) +                            0.40%             71         54.08         3,840
NWL       Newell Brands Inc.                                              1.50%            750         19.20        14,400
ODP       Office Depot, Inc.                                              0.33%          1,305          2.45         3,197
SIG       Signet Jewelers Limited +                                       0.33%            166         19.23         3,192
TGT       Target Corporation                                              2.12%            165        123.40        20,361
TM        Toyota Motor Corporation (ADR) +                                0.40%             27        141.16         3,811
Consumer Staples (0.30%):
LW        Lamb Weston Holdings, Inc.                                      0.30%             32         91.26         2,920
Energy (13.11%):
BCEI      Bonanza Creek Energy, Inc. *                                    0.33%            140         22.78         3,189
BP        BP Plc (ADR) +                                                  0.40%             99         38.83         3,844
CPE       Callon Petroleum Company *                                      0.33%            724          4.42         3,200
CNQ       Canadian Natural Resources Limited +                            0.40%            122         31.49         3,842
CHK       Chesapeake Energy Corporation *                                 0.67%          7,752          0.83         6,396
CEIX      CONSOL Energy Inc. *                                            0.33%            258         12.42         3,204
DNR       Denbury Resources Inc. *                                        0.33%          2,161          1.48         3,198
E         Eni SpA (ADR) +                                                 0.40%            122         31.44         3,836
EQT       EQT Corporation                                                 0.67%            701          9.13         6,400
EQNR      Equinor ASA +                                                   0.40%            187         20.56         3,845


                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                        Percentage
                                                                        of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                       Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                     Price           Shares       Share        the Trust (2)
___________________________________                                     ____________    ______       _________    _____________
Energy (cont'd.):
GPOR      Gulfport Energy Corporation *                                   0.33%          1,249        $ 2.56      $  3,197
HPR       HighPoint Resources Corporation *                               0.33%          1,938          1.65         3,198
MTDR      Matador Resources Company *                                     0.67%            342         18.71         6,399
MUR       Murphy Oil Corporation                                          0.67%            236         27.09         6,393
NBR       Nabors Industries Ltd. +                                        0.33%          1,035          3.09         3,198
OAS       Oasis Petroleum Inc. *                                          0.33%            944          3.39         3,200
PTEN      Patterson-UTI Energy, Inc.                                      0.67%            621         10.30         6,396
PDCE      PDC Energy, Inc. *                                              0.33%            121         26.40         3,194
PVAC      Penn Virginia Corporation *                                     0.33%            105         30.60         3,213
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR) +                    0.40%            245         15.70         3,847
QEP       QEP Resources, Inc.                                             0.33%            729          4.39         3,200
RDS/A     Royal Dutch Shell Plc (ADR) +                                   0.40%             64         59.69         3,820
SM        SM Energy Company                                               0.33%            272         11.75         3,196
SWN       Southwestern Energy Company *                                   0.33%          1,474          2.17         3,199
TOT       Total S.A. (ADR) +                                              0.40%             69         55.85         3,854
RIG       Transocean Ltd. +*                                              0.67%            996          6.42         6,394
VAL       Valaris Plc +                                                   0.33%            502          6.37         3,198
WLL       Whiting Petroleum Corporation *                                 0.33%            429          7.45         3,196
INT       World Fuel Services Corporation                                 0.67%            154         41.62         6,410
WPX       WPX Energy, Inc. *                                              0.67%            477         13.42         6,401
Financials (28.96%):
ASB       Associated Banc-Corp                                            0.67%            302         21.17         6,393
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                   0.40%            685          5.60         3,836
SAN       Banco Santander S.A. (ADR) +                                    0.40%            932          4.12         3,840
OZK       Bank OZK                                                        0.67%            209         30.64         6,404
BHF       Brighthouse Financial, Inc. *                                   0.66%            166         38.46         6,384
CNO       CNO Financial Group, Inc.                                       0.67%            357         17.94         6,405
CS        Credit Suisse Group AG (ADR) +*                                 0.40%            276         13.92         3,842
EWBC      East West Bancorp, Inc.                                         0.66%            133         48.04         6,389
ECPG      Encore Capital Group, Inc. *                                    0.33%             90         35.34         3,181
FNB       F.N.B. Corporation                                              2.17%          1,671         12.44        20,787
FG        FGL Holdings +                                                  0.33%            320         10.01         3,203
FMBI      First Midwest Bancorp, Inc.                                     0.33%            141         22.75         3,208
HWC       Hancock Whitney Corporation                                     0.66%            147         43.41         6,381
HBAN      Huntington Bancshares Incorporated                              1.50%            991         14.53        14,399
ING       ING Groep N.V. (ADR) +                                          0.40%            311         12.34         3,838


                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                        Percentage
                                                                        of Aggregate     Number      Market       Cost of
Ticker Symbol and                                                       Offering         of          Value per    Securities to
Name of Issuer of Securities (1)(3)                                     Price            Shares      Share        the Trust (2)
___________________________________                                     ____________     ______      _________    _____________
Financials (cont'd.):
KEY       KeyCorp                                                         1.50%            733       $ 19.65      $ 14,403
MUFG      Mitsubishi UFJ Financial Group, Inc. (ADR) +                    0.40%            716          5.36         3,838
NAVI      Navient Corporation                                             0.67%            468         13.67         6,398
NYCB      New York Community Bancorp, Inc.                                1.50%          1,234         11.66        14,388
PACW      PacWest Bancorp                                                 1.50%            386         37.31        14,402
PBCT      People's United Financial, Inc.                                 1.50%            872         16.50        14,388
PFG       Principal Financial Group, Inc.                                 1.50%            259         55.59        14,398
PRU       Prudential Financial, Inc.                                      1.50%            153         93.99        14,381
SBNY      Signature Bank                                                  0.66%             47        136.00         6,392
SLM       SLM Corporation                                                 0.67%            740          8.64         6,394
SF        Stifel Financial Corp.                                          0.67%            103         62.19         6,406
SMFG      Sumitomo Mitsui Financial Group, Inc. (ADR) +                   0.40%            518          7.41         3,838
SNV       Synovus Financial Corp.                                         0.67%            164         38.99         6,394
TRMK      Trustmark Corporation                                           1.50%            424         33.97        14,403
UBS       UBS Group AG +*                                                 0.40%            293         13.11         3,841
UMPQ      Umpqua Holdings Corporation                                     0.67%            355         18.02         6,397
UBSI      United Bankshares, Inc.                                         1.50%            383         37.61        14,405
VLY       Valley National Bancorp                                         1.50%          1,284         11.21        14,394
Health Care (2.63%):
ANGO      AngioDynamics, Inc. *                                           0.33%            209         15.34         3,206
CHE       Chemed Corporation                                              0.33%              7        448.13         3,137
EW        Edwards Lifesciences Corporation *                              1.64%             68        231.46        15,739
IVC       Invacare Corporation                                            0.33%            340          9.41         3,199
Industrials (10.22%):
ALLE      Allegion Public Limited Company +                               0.31%             24        122.65         2,944
ARNC      Arconic Inc.                                                    0.30%             94         30.72         2,888
AAWW      Atlas Air Worldwide Holdings, Inc. *                            0.33%            118         27.16         3,205
CSL       Carlisle Companies Incorporated                                 0.30%             18        160.13         2,882
CFX       Colfax Corporation *                                            0.67%            171         37.52         6,416
CPRT      Copart, Inc. *                                                  0.73%             75         94.01         7,051
PLOW      Douglas Dynamics, Inc.                                          0.30%             52         55.92         2,908
FCN       FTI Consulting, Inc. *                                          0.31%             26        113.50         2,951
ROCK      Gibraltar Industries, Inc. *                                    0.30%             58         49.75         2,886
JBLU      JetBlue Airways Corporation *                                   0.67%            346         18.50         6,401
JCI       Johnson Controls International Plc +                            0.40%             93         41.08         3,820
LMT       Lockheed Martin Corporation                                     3.98%             93        411.03        38,226
R         Ryder System, Inc.                                              0.66%            118         54.03         6,376
TDY       Teledyne Technologies Incorporated *                            0.30%              8        361.55         2,892
TRN       Trinity Industries, Inc.                                        0.66%            298         21.45         6,392


                       Schedule of Investments (cont'd.)

              Target Focus Four Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                       Percentage
                                                                       of Aggregate       Number     Market      Cost of
Ticker Symbol and                                                      Offering           of         Value per   Securities to
Name of Issuer of Securities (1)(3)                                    Price              Shares     Share       the Trust (2)
___________________________________                                    ____________       ______     _________   _____________
Information Technology (18.69%):
ANSS      ANSYS, Inc. *                                                  0.75%              28       $ 257.73    $  7,216
AUDC      AudioCodes Ltd. +                                              0.30%             114          25.47       2,904
BHE       Benchmark Electronics, Inc.                                    0.33%              93          34.51       3,209
CAJ       Canon Inc. (ADR) +                                             0.40%             137          28.10       3,850
CDW       CDW Corporation                                                0.69%              47         140.71       6,613
CSGS      CSG Systems International, Inc.                                0.30%              57          51.13       2,914
MSFT      Microsoft Corporation                                          7.48%             449         160.09      71,880
SCSC      ScanSource, Inc. *                                             0.33%              89          36.01       3,205
TSM       Taiwan Semiconductor Manufacturing Company Ltd.
          (ADR) +                                                        7.48%           1,224          58.75      71,910
TER       Teradyne, Inc.                                                 0.31%              43          68.30       2,937
TYL       Tyler Technologies, Inc. *                                     0.32%              10         310.99       3,110
Materials (4.33%):
ATI       Allegheny Technologies Incorporated *                          0.67%             325          19.68       6,396
MT        ArcelorMittal (ADR) +                                          0.40%             226          16.99       3,840
UFS       Domtar Corporation                                             2.16%             550          37.78      20,779
NTR       Nutrien Ltd. +                                                 0.40%              80          47.73       3,818
PAAS      Pan American Silver Corp. +                                    0.30%             129          22.39       2,888
PKX       POSCO (ADR) +                                                  0.40%              77          50.05       3,854
Real Estate (1.00%):
STAR      iStar Inc. (5)                                                 0.33%             228          14.04       3,201
CLI       Mack-Cali Realty Corporation (5)                               0.67%             283          22.60       6,396
Utilities (7.50%):
AVA       Avista Corporation                                             1.50%             307          46.84      14,380
NI        NiSource Inc.                                                  1.50%             520          27.66      14,383
NWE       NorthWestern Corporation                                       1.50%             205          70.36      14,424
PPL       PPL Corporation                                                1.50%             407          35.38      14,400
SRE       Sempra Energy                                                  1.50%              96         149.90      14,390
                                                                       _______                                   ________
               Total Investments                                       100.00%                                   $960,797
                                                                       =======                                   ========

______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

       Target Global Dividend Leaders Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                       Percentage
                                                                       of Aggregate    Number       Market       Cost of
Ticker Symbol and                                                      Offering        of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                    Price           Shares       Share        the Trust (2)
___________________________________                                    ____________    ______       _________    _____________
COMMON STOCKS (100.00%):
Communication Services (10.00%):
T           AT&T Inc.                                                   2.00%            87       $ 39.37        $  3,425
CHL         China Mobile Limited (ADR) +                                2.00%            83         41.23           3,422
MBT         Mobile TeleSystems PJSC (ADR) +                             2.00%           320         10.69           3,421
VEON        VEON Ltd. (ADR) +                                           2.00%         1,333          2.57           3,426
VZ          Verizon Communications Inc.                                 2.00%            57         59.71           3,403
Consumer Discretionary (12.00%):
BIG         Big Lots, Inc.                                              2.00%           117         29.17           3,413
BKE         The Buckle, Inc.                                            2.00%           129         26.56           3,426
CCL         Carnival Corporation +                                      2.00%            70         48.76           3,413
FCAU        Fiat Chrysler Automobiles N.V. +                            2.00%           240         14.25           3,420
GPS         The Gap, Inc.                                               2.00%           190         18.07           3,433
RCII        Rent-A-Center, Inc.                                         2.00%           119         28.89           3,438
Consumer Staples (2.00%):
PM          Philip Morris International Inc.                            2.00%            39         88.04           3,434
Energy (14.00%):
CVX         Chevron Corporation                                         2.00%            29        117.70           3,413
CEO         CNOOC Limited (ADR) +                                       2.00%            20        172.82           3,456
CVI         CVR Energy, Inc.                                            2.00%            86         40.04           3,443
EC          Ecopetrol S.A. (ADR) +                                      2.00%           168         20.34           3,417
EQNR        Equinor ASA +                                               2.00%           167         20.56           3,434
VLO         Valero Energy Corporation                                   2.00%            37         93.09           3,444
VET         Vermilion Energy Inc. +                                     2.00%           209         16.37           3,421
Financials (11.00%):
ABR         Arbor Realty Trust, Inc. (5)                                1.00%           119         14.41           1,715
APAM        Artisan Partners Asset Management Inc.                      2.00%           104         33.08           3,440
CNS         Cohen & Steers, Inc.                                        2.00%            55         62.14           3,418
JHG         Janus Henderson Group Plc +                                 2.00%           143         23.95           3,425
IX          ORIX Corporation (ADR) +                                    2.00%            41         83.82           3,437
WDR         Waddell & Reed Financial, Inc.                              2.00%           207         16.55           3,426
Industrials (6.00%):
CMRE        Costamare Inc. +                                            2.00%           354          9.67           3,423
PCAR        PACCAR Inc                                                  2.00%            43         78.96           3,395
TRTN        Triton International Limited +                              2.00%            86         39.73           3,417
Information Technology (2.00%):
STX         Seagate Technology Plc +                                    2.00%            58         59.37           3,443


                       Schedule of Investments (cont'd.)

       Target Global Dividend Leaders Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020



                                                                     Percentage
                                                                     of Aggregate     Number       Market       Cost of
Ticker Symbol and                                                    Offering         of           Value per    Securities to
Name of Issuer of Securities (1)(3)                                  Price            Shares       Share        the Trust (2)
___________________________________                                  ____________     ______       _________    _____________
Materials (16.00%):
CC          The Chemours Company                                        2.00%           199        $ 17.19      $  3,421
SID         Companhia Siderurgica Nacional S.A. (CSN) (ADR) +           2.00%           996           3.44         3,426
GEF         Greif, Inc.                                                 2.00%            80          42.96         3,437
LYB         LyondellBasell Industries N.V. +                            2.00%            38          90.54         3,441
RIO         Rio Tinto Plc (ADR) +                                       2.00%            58          58.90         3,416
TX          Ternium S.A. (ADR) +                                        2.00%           156          21.92         3,420
HCC         Warrior Met Coal, Inc.                                      2.00%           155          22.07         3,421
WRK         WestRock Company                                            2.00%            82          41.74         3,423
Real Estate (19.00%):
BDN         Brandywine Realty Trust (5)                                 1.00%           110          15.55         1,710
BRX         Brixmor Property Group Inc. (5)                             1.00%            84          20.46         1,719
CXW         CoreCivic, Inc. (5)                                         1.00%           107          15.98         1,710
GLPI        Gaming and Leisure Properties, Inc. (5)                     1.00%            39          43.50         1,697
PEAK        Healthpeak Properties Inc. (5)                              1.00%            50          34.49         1,724
HST         Host Hotels & Resorts, Inc. (5)                             1.00%            97          17.64         1,711
LAMR        Lamar Advertising Company (5)                               1.00%            19          88.71         1,685
LXP         Lexington Realty Trust (5)                                  1.00%           163          10.51         1,713
LSI         Life Storage, Inc. (5)                                      1.00%            16         108.80         1,741
RHP         Ryman Hospitality Properties, Inc. (5)                      1.00%            20          84.60         1,692
SITC        SITE Centers Corp. (5)                                      1.00%           131          13.03         1,707
SRC         Spirit Realty Capital, Inc. (5)                             1.00%            35          49.28         1,725
INN         Summit Hotel Properties, Inc. (5)                           1.00%           143          11.95         1,709
SKT         Tanger Factory Outlet Centers, Inc. (5)                     1.00%           105          16.36         1,718
UE          Urban Edge Properties (5)                                   1.00%            91          18.84         1,714
VICI        VICI Properties Inc. (5)                                    1.00%            68          25.10         1,707
VNO         Vornado Realty Trust (5)                                    1.00%            26          65.92         1,714
WRI         Weingarten Realty Investors (5)                             1.00%            57          30.23         1,723
XHR         Xenia Hotels & Resorts, Inc. (5)                            1.00%            83          20.58         1,708
Utilities (8.00%):
CIG         Companhia Energetica de Minas Gerais-CEMIG
            (ADR) +                                                     2.00%           957           3.58         3,426
ELP         Companhia Paranaense de Energia-Copel (Preference,
            (ADR) +                                                     2.00%           205          16.74         3,432
PPL         PPL Corporation                                             2.00%            97          35.38         3,432
SO          The Southern Company                                        2.00%            55          62.60         3,443
                                                                      _______                                   ________
                 Total Investments                                    100.00%                                   $171,306
                                                                      =======                                   ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

               Target Growth Portfolio, 1st Quarter 2020 Series
                                    FT 8430


   At the Opening of Business on the Initial Date of Deposit-January 9, 2020


                                                                     Percentage
                                                                     of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                    Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(3)                                  Price          Shares   Share       the Trust (2)
___________________________________                                  ____________   ______   _________   _____________
COMMON STOCKS (100.00%):
Communication Services (6.69%):
GOOGL     Alphabet Inc. (Class A) *                                    3.35%         3       $ 1,405.04  $  4,215
YNDX      Yandex N.V. (Class A) +*                                     3.34%        96            43.77     4,202
Consumer Discretionary (13.30%):
BKNG      Booking Holdings Inc. *                                      3.28%         2         2,062.90     4,126
LULU      lululemon athletica inc. +*                                  3.39%        18           237.27     4,271
NKE       NIKE, Inc. (Class B)                                         3.31%        41           101.55     4,163
SKX       Skechers U.S.A., Inc. *                                      3.32%        98            42.72     4,187
Consumer Staples (6.72%):
BF/B      Brown-Forman Corporation                                     3.36%        63            67.14     4,230
SYY       Sysco Corporation                                            3.36%        50            84.53     4,226
Financials (10.05%):
LPLA      LPL Financial Holdings Inc.                                  3.34%        44            95.49     4,202
MCO       Moody's Corporation                                          3.32%        17           245.62     4,175
SPGI      S&P Global Inc.                                              3.39%        15           285.01     4,275
Health Care (20.01%):
ALGN      Align Technology, Inc. *                                     3.41%        15           286.00     4,290
AMGN      Amgen Inc.                                                   3.41%        18           238.22     4,288
BIIB      Biogen Inc. *                                                3.25%        14           292.66     4,097
BMY       Bristol-Myers Squibb Company                                 3.35%        66            63.86     4,215
LLY       Eli Lilly and Company                                        3.29%        31           133.71     4,145
VRTX      Vertex Pharmaceuticals Incorporated *                        3.30%        18           231.09     4,160
Industrials (19.84%):
ALLE      Allegion Public Limited Company +                            3.31%        34           122.65     4,170
CAT       Caterpillar Inc.                                             3.40%        29           147.68     4,283
CPRT      Copart, Inc. *                                               3.36%        45            94.01     4,230
LMT       Lockheed Martin Corporation                                  3.26%        10           411.03     4,110
ROK       Rockwell Automation, Inc.                                    3.26%        20           205.38     4,108
GWW       W.W. Grainger, Inc.                                          3.25%        12           341.41     4,097
Information Technology (20.04%):
CTXS      Citrix Systems, Inc.                                         3.34%        37           113.76     4,209
ENTG      Entegris, Inc.                                               3.35%        82            51.50     4,223
FTNT      Fortinet, Inc. *                                             3.34%        37           113.67     4,206
QCOM      QUALCOMM Incorporated                                        3.31%        47            88.71     4,169
TER       Teradyne, Inc.                                               3.36%        62            68.30     4,235
ZBRA      Zebra Technologies Corporation *                             3.34%        17           247.64     4,210
Materials (3.35%):
FMC       FMC Corporation                                              3.35%        42           100.45     4,219
                                                                     _______                             ________
          Total Investments                                          100.00%                             $125,936
                                                                     =======                             ========
___________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                Target Triad Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020


                                                                     Percentage
                                                                     of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                    Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(3)                                  Price          Shares   Share       the Trust (2)
___________________________________                                  ____________   ______   _________   _____________
COMMON STOCKS (100.00%):
Communication Services (8.27%):
GOOGL     Alphabet Inc. (Class A) *                                    2.06%          3      $ 1,405.04  $  4,215
T         AT&T Inc.                                                    0.75%         39           39.37     1,535
CHL       China Mobile Limited (ADR) +                                 0.40%         20           41.23       825
CHU       China Unicom (Hong Kong) Limited (ADR) +                     0.40%         90            9.15       824
GCI       Gannett Co. Inc.                                             0.75%        252            6.09     1,535
MDP       Meredith Corporation                                         0.75%         46           33.24     1,529
ORAN      Orange (ADR) +                                               0.40%         56           14.52       813
SBGI      Sinclair Broadcast Group, Inc.                               0.75%         48           31.88     1,530
YNDX      Yandex N.V. (Class A) +*                                     2.01%         94           43.77     4,114
Consumer Discretionary (12.16%):
BIG       Big Lots, Inc.                                               0.75%         53           29.17     1,546
BKNG      Booking Holdings Inc. *                                      2.01%          2        2,062.90     4,126
CCL       Carnival Corporation +                                       0.74%         31           48.76     1,512
GT        The Goodyear Tire & Rubber Company                           0.75%        102           14.99     1,529
HMC       Honda Motor Co., Ltd. (ADR) +                                0.40%         29           28.13       816
LULU      lululemon athletica inc. +*                                  1.97%         17          237.27     4,034
MGA       Magna International Inc. (Class A) +                         0.40%         15           54.08       811
NKE       NIKE, Inc. (Class B)                                         1.98%         40          101.55     4,062
PAG       Penske Automotive Group, Inc.                                0.75%         32           48.32     1,546
SKX       Skechers U.S.A., Inc. *                                      2.00%         96           42.72     4,101
TM        Toyota Motor Corporation (ADR) +                             0.41%          6          141.16       847
Consumer Staples (6.98%):
BGS       B&G Foods, Inc.                                              0.75%         93           16.51     1,535
BF/B      Brown-Forman Corporation                                     2.00%         61           67.14     4,096
TAP       Molson Coors Beverage Company                                0.75%         28           55.02     1,541
SPTN      SpartanNash Company                                          0.75%        113           13.63     1,540
SYY       Sysco Corporation                                            1.98%         48           84.53     4,057
UVV       Universal Corporation                                        0.75%         27           57.04     1,540
Energy (5.82%):
BP        BP Plc (ADR) +                                               0.40%         21           38.83       815
CNQ       Canadian Natural Resources Limited +                         0.40%         26           31.49       819
DK        Delek US Holdings, Inc.                                      0.76%         47           32.97     1,550
E         Eni SpA (ADR) +                                              0.40%         26           31.44       817
EQNR      Equinor ASA +                                                0.40%         40           20.56       822
GLOG      GasLog Ltd. +                                                0.75%        168            9.15     1,537
HFC       HollyFrontier Corporation                                    0.75%         32           47.71     1,527

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020


                                                                     Percentage
                                                                     of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                    Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(3)                                  Price          Shares   Share       the Trust (2)
___________________________________                                  ____________   ______   _________   _____________
Energy (cont'd.):
MPC       Marathon Petroleum Corporation                               0.74%         26      $    58.52  $  1,522
PBR       Petroleo Brasileiro S.A. - Petrobras (ADR) +                 0.40%         52           15.70       816
RDS/A     Royal Dutch Shell Plc (ADR) +                                0.41%         14           59.69       836
TOT       Total S.A. (ADR) +                                           0.41%         15           55.85       838
Financials (11.78%):
BBVA      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                0.40%        146            5.60       818
SAN       Banco Santander S.A. (ADR) +                                 0.40%        199            4.12       820
OZK       Bank OZK                                                     0.75%         50           30.64     1,532
CFG       Citizens Financial Group, Inc.                               0.76%         39           39.76     1,551
CS        Credit Suisse Group AG (ADR) +*                              0.40%         59           13.92       821
ING       ING Groep N.V. (ADR) +                                       0.40%         66           12.34       814
LPLA      LPL Financial Holdings Inc.                                  2.00%         43           95.49     4,106
MUFG      Mitsubishi UFJ Financial Group, Inc. (ADR) +                 0.40%        153            5.36       820
MCO       Moody's Corporation                                          2.04%         17          245.62     4,176
PRU       Prudential Financial, Inc.                                   0.73%         16           93.99     1,504
SPGI      S&P Global Inc.                                              1.95%         14          285.01     3,990
SMFG      Sumitomo Mitsui Financial Group, Inc. (ADR) +                0.40%        111            7.41       823
UBS       UBS Group AG +*                                              0.40%         63           13.11       826
UNM       Unum Group                                                   0.75%         53           28.91     1,532
Health Care (14.94%):
ALGN      Align Technology, Inc. *                                     1.95%         14          286.00     4,004
AMGN      Amgen Inc.                                                   1.98%         17          238.22     4,050
BIIB      Biogen Inc. *                                                2.00%         14          292.66     4,097
BMY       Bristol-Myers Squibb Company                                 1.99%         64           63.86     4,087
CVS       CVS Health Corporation                                       0.74%         21           72.66     1,526
LLY       Eli Lilly and Company                                        2.02%         31          133.71     4,145
GILD      Gilead Sciences, Inc.                                        0.74%         23           65.80     1,513
PDCO      Patterson Companies, Inc.                                    0.75%         71           21.75     1,544
PFE       Pfizer Inc.                                                  0.74%         39           39.06     1,523
VRTX      Vertex Pharmaceuticals Incorporated *                        2.03%         18          231.09     4,160
Industrials (15.40%):
ALLE      Allegion Public Limited Company +                            1.97%         33          122.65     4,047
CAT       Caterpillar Inc.                                             2.02%         28          147.68     4,135
CPRT      Copart, Inc. *                                               2.02%         44           94.01     4,136
GBX       The Greenbrier Companies, Inc.                               0.76%         55           28.17     1,549
JCI       Johnson Controls International Plc +                         0.40%         20           41.08       822
LMT       Lockheed Martin Corporation                                  2.01%         10          411.03     4,110

                       Schedule of Investments (cont'd.)

                Target Triad Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020


                                                                     Percentage
                                                                     of Aggregate   Number   Market      Cost of
Ticker Symbol and                                                    Offering       of       Value per   Securities to
Name of Issuer of Securities (1)(3)                                  Price          Shares   Share       the Trust (2)
___________________________________                                  ____________   ______   _________   _____________
Industrials (cont'd.):
PCAR     PACCAR Inc                                                    0.73%         19      $    78.96  $  1,500
ROK      Rockwell Automation, Inc.                                     2.00%         20          205.38     4,108
R        Ryder System, Inc.                                            0.74%         28           54.03     1,513
TRN      Trinity Industries, Inc.                                      0.75%         72           21.45     1,544
GWW      W.W. Grainger, Inc.                                           2.00%         12          341.41     4,097
Information Technology (15.46%):
CAJ      Canon Inc. (ADR) +                                            0.40%         29           28.10       815
CTXS     Citrix Systems, Inc.                                          2.00%         36          113.76     4,095
ENTG     Entegris, Inc.                                                2.01%         80           51.50     4,120
FTNT     Fortinet, Inc. *                                              2.00%         36          113.67     4,092
HPE      Hewlett Packard Enterprise Company                            0.75%         97           15.76     1,529
HPQ      HP Inc.                                                       0.75%         73           20.93     1,528
ITRN     Ituran Location and Control Ltd. +                            0.76%         61           25.39     1,549
JNPR     Juniper Networks, Inc.                                        0.75%         64           24.11     1,543
QCOM     QUALCOMM Incorporated                                         1.99%         46           88.71     4,081
TER      Teradyne, Inc.                                                2.00%         60           68.30     4,098
ZBRA     Zebra Technologies Corporation *                              2.05%         17          247.64     4,210
Materials (6.20%):
MT       ArcelorMittal (ADR) +                                         0.40%         48           16.99       816
CC       The Chemours Company                                          0.75%         89           17.19     1,530
FMC      FMC Corporation                                               2.01%         41          100.45     4,118
MERC     Mercer International Inc. +                                   0.75%        127           12.07     1,533
NTR      Nutrien Ltd. +                                                0.40%         17           47.73       811
PKX      POSCO (ADR) +                                                 0.39%         16           50.05       801
TSE      Trinseo S.A. +                                                0.75%         45           34.18     1,538
WRK      WestRock Company                                              0.75%         37           41.74     1,544
Utilities (2.99%):
CNP      CenterPoint Energy, Inc.                                      0.75%         58           26.64     1,545
DUK      Duke Energy Corporation                                       0.75%         17           90.40     1,537
EXC      Exelon Corporation                                            0.74%         33           46.01     1,518
NFG      National Fuel Gas Company                                     0.75%         34           45.02     1,531
                                                                     _______                             ________
         Total Investments                                           100.00%                             $204,883
                                                                     =======                             ========
______________________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

                 Target VIP Portfolio, 1st Quarter 2020 Series
                                    FT 8430


   At the Opening of Business on the Initial Date of Deposit-January 9, 2020


                                                                          Percentage       Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price   Shares     per Share   the Trust (2)
___________________________________                                       ______________   ______     _________   _____________
COMMON STOCKS (100.00%):
Communication Services (4.90%):
GOOGL        Alphabet Inc. (Class A) *                                      1.22%             15      $1,405.04   $   21,076
CABO         Cable One, Inc.                                                0.18%              2       1,550.00        3,100
EA           Electronic Arts Inc. *                                         0.49%             77         109.49        8,431
FB           Facebook, Inc. (Class A) *                                     0.76%             61         215.22       13,128
NTES         NetEase, Inc. (ADR) +                                          0.59%             31         331.01       10,261
ORA FP       Orange #                                                       0.83%            989          14.56       14,404
TEF SM       Telefonica, S.A. #                                             0.83%          2,100           6.86       14,406
Consumer Discretionary (6.50%):
CRMT         America's Car-Mart, Inc. *                                     0.26%             41         108.47        4,447
AZO          AutoZone, Inc. *                                               0.27%              4       1,147.49        4,590
CCS          Century Communities, Inc. *                                    0.31%            188          28.49        5,356
DAI GY       Daimler AG #                                                   0.83%            260          55.49       14,429
GRMN         Garmin Ltd. +                                                  0.17%             30          97.00        2,910
HIBB         Hibbett Sports, Inc. *                                         0.15%            106          25.26        2,678
LEG          Leggett & Platt, Incorporated                                  0.17%             59          49.58        2,925
LULU         lululemon athletica inc. +*                                    0.43%             31         237.27        7,355
MHO          M/I Homes, Inc. *                                              0.41%            168          42.38        7,120
ROST         Ross Stores, Inc.                                              0.45%             66         119.15        7,864
SNBR         Sleep Number Corporation *                                     0.45%            168          46.23        7,767
SBUX         Starbucks Corporation                                          1.11%            216          88.88       19,198
TGT          Target Corporation                                             1.18%            166         123.40       20,484
ZUMZ         Zumiez Inc. *                                                  0.31%            156          34.48        5,379
Consumer Staples (2.42%):
BATS LN      British American Tobacco Plc #                                 0.83%            317          45.40       14,390
LW           Lamb Weston Holdings, Inc.                                     0.17%             32          91.26        2,920
PEP          PepsiCo, Inc.                                                  0.48%             61         134.70        8,217
SYY          Sysco Corporation                                              0.11%             22          84.53        1,860
WMT          Walmart, Inc.                                                  0.83%            124         116.16       14,404
Energy (5.20%):
BP/ LN       BP Plc #                                                       0.83%          2,232           6.45       14,405
COG          Cabot Oil & Gas Corporation                                    0.04%             43          16.85          725
COP          ConocoPhillips                                                 0.43%            114          64.94        7,403
BOOM         DMC Global Inc.                                                0.23%             91          43.79        3,985
ENI IM       Eni SpA #                                                      0.83%            913          15.78       14,403
HLX          Helix Energy Solutions Group, Inc. *                           0.50%            942           9.16        8,629
PARR         Par Pacific Holdings, Inc. *                                   0.40%            319          21.65        6,906
PSX          Phillips 66                                                    0.28%             47         104.10        4,893
RDSA LN      Royal Dutch Shell Plc (Class A) #                              0.83%            484          29.76       14,403
FP FP        Total S.A. #                                                   0.83%            258          55.82       14,403
Financials (11.88%):
ALL          The Allstate Corporation                                       0.68%            104         112.50       11,700
CS FP        AXA S.A. #                                                     0.83%            512          28.12       14,399
SAN SM       Banco Santander S.A. #                                         0.83%          3,446           4.18       14,405
BNP FP       BNP Paribas S.A. #                                             0.83%            245          58.72       14,386
ACA FP       Credit Agricole S.A. #                                         0.83%            995          14.47       14,401
ECPG         Encore Capital Group, Inc. *                                   0.38%            187          35.34        6,609

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 1st Quarter 2020 Series
                                    FT 8430


   At the Opening of Business on the Initial Date of Deposit-January 9, 2020


                                                                          Percentage       Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price   Shares     per Share   the Trust (2)
___________________________________                                       ______________   ______     _________   _____________
Financials (cont'd.):
HSBA LN      HSBC Holdings Plc #                                            0.83%          1,887      $    7.63   $   14,404
INGA NA      ING Groep N.V. #                                               0.83%          1,173          12.28       14,404
ISP IM       Intesa Sanpaolo SpA #                                          0.83%          5,533           2.60       14,407
KBC BB       KBC Groupe N.V. #                                              0.83%            193          74.59       14,396
MSCI         MSCI Inc.                                                      0.42%             27         266.56        7,197
NDA SS       Nordea Bank Abp #                                              0.83%          1,778           8.10       14,403
SPGI         S&P Global Inc.                                                1.27%             77         285.01       21,946
GLE FP       Societe Generale S.A. #                                        0.83%            408          35.32       14,409
VBTX         Veritex Holdings, Inc.                                         0.53%            316          28.97        9,155
VRTS         Virtus Investment Partners, Inc.                               0.30%             42         124.10        5,212
Health Care (11.12%):
ADUS         Addus HomeCare Corporation *                                   0.52%             93          97.26        9,045
AMGN         Amgen Inc.                                                     2.00%            145         238.22       34,542
ANIK         Anika Therapeutics, Inc. *                                     0.27%             89          51.89        4,618
BIIB         Biogen Inc. *                                                  0.74%             44         292.66       12,877
CHE          Chemed Corporation                                             0.18%              7         448.13        3,137
EGRX         Eagle Pharmaceuticals, Inc. *                                  0.28%             82          58.01        4,757
EW           Edwards Lifesciences Corporation *                             0.91%             68         231.46       15,739
LLY          Eli Lilly and Company                                          1.94%            251         133.71       33,561
MRK          Merck & Co., Inc.                                              3.33%            650          88.60       57,590
MTD          Mettler-Toledo International Inc. +*                           0.28%              6         797.07        4,782
TCMD         Tactile Systems Technology, Inc. *                             0.45%            114          68.10        7,763
WAT          Waters Corporation *                                           0.22%             17         226.35        3,848
Industrials (15.27%):
ALG          Alamo Group Inc.                                               0.52%             72         125.09        9,006
ALLE         Allegion Public Limited Company +                              0.17%             24         122.65        2,944
ARNC         Arconic Inc.                                                   0.17%             94          30.72        2,888
CSL          Carlisle Companies Incorporated                                0.17%             18         160.13        2,882
CAT          Caterpillar Inc.                                               3.33%            390         147.68       57,595
CBZ          CBIZ, Inc. *                                                   0.52%            328          27.17        8,912
CTAS         Cintas Corporation                                             0.96%             60         275.28       16,517
CMCO         Columbus McKinnon Corporation                                  0.33%            144          39.12        5,633
CPRT         Copart, Inc. *                                                 0.58%            106          94.01        9,965
PLOW         Douglas Dynamics, Inc.                                         0.17%             52          55.92        2,908
FCN          FTI Consulting, Inc. *                                         0.17%             26         113.50        2,951
ROCK         Gibraltar Industries, Inc. *                                   0.73%            253          49.75       12,586
GMS          GMS Inc. *                                                     0.41%            253          27.81        7,036
HEES         H&E Equipment Services, Inc.                                   0.40%            221          31.60        6,984
HRI          Herc Holdings, Inc. *                                          0.48%            176          47.34        8,332
HURN         Huron Consulting Group Inc. *                                  0.53%            133          68.60        9,124
KAI          Kadant Inc.                                                    0.43%             69         107.61        7,425
KFRC         Kforce Inc.                                                    0.30%            131          39.56        5,182
KNL          Knoll, Inc.                                                    0.42%            299          24.30        7,266
LMT          Lockheed Martin Corporation                                    2.21%             93         411.03       38,226
MAS          Masco Corporation                                              0.44%            162          47.46        7,689
PATK         Patrick Industries, Inc.                                       0.43%            140          52.70        7,378
RHI          Robert Half International Inc.                                 0.24%             67          62.92        4,216

                       Schedule of Investments (cont'd.)

                 Target VIP Portfolio, 1st Quarter 2020 Series
                                    FT 8430


   At the Opening of Business on the Initial Date of Deposit-January 9, 2020


                                                                          Percentage       Number     Market      Cost of
Ticker Symbol and                                                         of Aggregate     of         Value       Securities to
Name of Issuer of Securities (1)(3)                                       Offering Price   Shares     per Share   the Trust (2)
___________________________________                                       ______________   ______     _________   _____________
Industrials (cont'd.):
TDY          Teledyne Technologies Incorporated *                           0.17%              8      $  361.55   $    2,892
TNC          Tennant Company                                                0.51%            111          79.44        8,818
VVI          Viad Corp                                                      0.48%            125          66.45        8,306
Information Technology (40.03%):
ANSS         ANSYS, Inc. *                                                  0.42%             28         257.73        7,216
AAPL         Apple Inc.                                                     7.91%            451         303.19      136,739
AMAT         Applied Materials, Inc.                                        0.80%            224          61.58       13,794
AUDC         AudioCodes Ltd. +                                              0.17%            114          25.47        2,904
BHE          Benchmark Electronics, Inc.                                    0.44%            222          34.51        7,661
CDW          CDW Corporation                                                0.55%             68         140.71        9,568
CSCO         Cisco Systems, Inc.                                            3.33%          1,212          47.52       57,594
CMTL         Comtech Telecommunications Corp.                               0.31%            146          36.20        5,285
CSGS         CSG Systems International, Inc.                                0.74%            249          51.13       12,731
INTC         Intel Corporation                                              6.96%          2,041          58.97      120,358
IBM          International Business Machines Corporation                    3.33%            426         135.31       57,642
KLAC         KLA Corporation                                                0.40%             39         176.67        6,890
LRCX         Lam Research Corporation                                       0.61%             35         299.97       10,499
MEI          Methode Electronics, Inc.                                      0.51%            225          39.19        8,818
MU           Micron Technology, Inc. *                                      0.91%            275          57.52       15,818
MSFT         Microsoft Corporation                                          4.16%            449         160.09       71,880
EGOV         NIC Inc.                                                       0.52%            406          22.03        8,944
PLAB         Photronics, Inc. *                                             0.34%            391          15.16        5,928
QCOM         QUALCOMM Incorporated                                          1.44%            280          88.71       24,839
SWKS         Skyworks Solutions, Inc.                                       0.17%             25         119.54        2,988
SYKE         Sykes Enterprises, Incorporated *                              0.52%            254          35.55        9,030
TSM          Taiwan Semiconductor Manufacturing Company Ltd.
             (ADR) +                                                        4.16%          1,225          58.75       71,969
TER          Teradyne, Inc.                                                 0.17%             43          68.30        2,937
TXN          Texas Instruments Incorporated                                 0.35%             46         129.76        5,969
TTMI         TTM Technologies, Inc. *                                       0.56%            641          14.98        9,602
TYL          Tyler Technologies, Inc. *                                     0.18%             10         310.99        3,110
VRSN         VeriSign, Inc. *                                               0.07%              6         204.15        1,225
Materials (1.85%):
MTRN         Materion Corporation                                           0.43%            123          60.99        7,502
PAAS         Pan American Silver Corp. +                                    0.17%            129          22.39        2,888
RIO LN       Rio Tinto Plc #                                                0.83%            245          58.86       14,421
SWM          Schweitzer-Mauduit International, Inc.                         0.42%            188          38.46        7,230
Utilities (0.83%):
ELE SM       Endesa, S.A. #                                                 0.83%            564          25.56       14,419
                                                                          _______                                 __________
                  Total Investments                                       100.00%                                 $1,729,405
                                                                          =======                                 ==========

___________

See "Notes to Schedules of Investments" on page 45.

                            Schedule of Investments

           Value Line(R) Target 25 Portfolio, 1st Quarter 2020 Series
                                    FT 8430


                       At the Opening of Business on the
                    Initial Date of Deposit-January 9, 2020


                                                                          Percentage
                                                                          of Aggregate   Number     Market        Cost of
Ticker Symbol and                                                         Offering       of         Value per     Securities to
Name of Issuer of Securities (1)(3)                                       Price          Shares     Share         the Trust (2)
___________________________________                                       ____________   ______     _________     _____________
COMMON STOCKS (100.00%):
Communication Services (1.08%):
CABO        Cable One, Inc.                                                 1.08%            2      $1,550.00     $  3,100
Consumer Discretionary (9.09%):
GRMN        Garmin Ltd. +                                                   1.01%           30          97.00        2,910
LEG         Leggett & Platt, Incorporated                                   1.02%           59          49.58        2,925
TGT         Target Corporation                                              7.06%          165         123.40       20,361
Consumer Staples (1.01%):
LW          Lamb Weston Holdings, Inc.                                      1.01%           32          91.26        2,920
Health Care (6.55%):
CHE         Chemed Corporation                                              1.09%            7         448.13        3,137
EW          Edwards Lifesciences Corporation *                              5.46%           68         231.46       15,739
Industrials (22.62%):
ALLE        Allegion Public Limited Company +                               1.02%           24         122.65        2,944
ARNC        Arconic Inc.                                                    1.00%           94          30.72        2,888
CSL         Carlisle Companies Incorporated                                 1.00%           18         160.13        2,882
CPRT        Copart, Inc. *                                                  2.45%           75          94.01        7,051
PLOW        Douglas Dynamics, Inc.                                          1.01%           52          55.92        2,908
FCN         FTI Consulting, Inc. *                                          1.02%           26         113.50        2,951
ROCK        Gibraltar Industries, Inc. *                                    1.00%           58          49.75        2,886
LMT         Lockheed Martin Corporation                                    13.12%           92         411.03       37,815
TDY         Teledyne Technologies Incorporated *                            1.00%            8         361.55        2,892
Information Technology (58.65%):
ANSS        ANSYS, Inc. *                                                   2.50%           28         257.73        7,217
AUDC        AudioCodes Ltd. +                                               1.01%          114          25.47        2,904
CDW         CDW Corporation                                                 2.29%           47         140.71        6,613
CSGS        CSG Systems International, Inc.                                 1.01%           57          51.13        2,914
MSFT        Microsoft Corporation                                          24.89%          448         160.09       71,720
TSM         Taiwan Semiconductor Manufacturing Company Ltd.
            (ADR) +                                                        24.85%        1,219          58.75       71,616
TER         Teradyne, Inc.                                                  1.02%           43          68.30        2,937
TYL         Tyler Technologies, Inc. *                                      1.08%           10         310.99        3,110
Materials (1.00%):
PAAS        Pan American Silver Corp. +                                     1.00%          129          22.39        2,888
                                                                          _______                                 ________
                 Total Investments                                        100.00%                                 $288,228
                                                                          =======                                 ========

___________

See "Notes to Schedules of Investments" on page 45.

                       NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on January 9, 2020. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation
Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The cost of Securities to a Trust may not compute due to rounding the market value per share. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, "Fair Value Measurement," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                          Cost of Securities   Profit
                                                                              to Sponsor       (Loss)
                                                                          ____________________________
The Dow(R) Target 5 Portfolio, 1st Quarter 2020 Series                     $    176,375     $   (797)
The Dow(R) Target Dividend Portfolio, 1st Quarter 2020 Series                   168,359         (661)
Global Target 15 Portfolio, 1st Quarter 2020 Series                             159,442       (1,237)
S&P Dividend Aristocrats Target 25 Portfolio, 1st Quarter 2020 Series           171,048         (373)
S&P Target 24 Portfolio, 1st Quarter 2020 Series                                138,853         (997)
S&P Target SMid 60 Portfolio, 1st Quarter 2020 Series                           171,279         (507)
Target Diversified Dividend Portfolio, 1st Quarter 2020 Series                  173,846         (366)
Target Double Play Portfolio, 1st Quarter 2020 Series                           604,201       (3,682)
Target Focus Four Portfolio, 1st Quarter 2020 Series                            965,484       (4,687)
Target Global Dividend Leaders Portfolio, 1st Quarter 2020 Series               171,471         (165)
Target Growth Portfolio, 1st Quarter 2020 Series                                126,773         (837)
Target Triad Portfolio, 1st Quarter 2020 Series                                 205,891       (1,008)
Target VIP Portfolio, 1st Quarter 2020 Series                                 1,741,537      (12,132)
Value Line(R) Target 25 Portfolio, 1st Quarter 2020 Series                      290,622       (2,394)

(3) Common stocks of companies headquartered or incorporated outside the United States comprise the approximate percentage of the investments of the Trusts as indicated:

S&P Dividend Aristocrats Target 25 Portfolio, 1st Quarter 2020 Series, 8.00%
   (consisting of United Kingdom, 8.00%)

S&P Target 24 Portfolio, 1st Quarter 2020 Series, 1.73%
   (consisting of Switzerland, 1.73%)

S&P Target SMid 60 Portfolio, 1st Quarter 2020 Series, 6.67%
   (consisting of Bermuda, 3.34%; Switzerland, 2.22% and United Kingdom, 1.11%)

Target Diversified Dividend Portfolio, 1st Quarter 2020 Series, 12.50%
   (consisting of Canada, 2.50%; Israel, 2.50%; Luxembourg, 2.50%; Monaco, 2.50% and Panama, 2.50%)

Target Double Play Portfolio, 1st Quarter 2020 Series, 14.48%
   (consisting of Canada, 0.50%; Ireland, 0.51%; Israel, 0.50%; Switzerland, 0.50%; and Taiwan, 12.47%)

Target Focus Four Portfolio, 1st Quarter 2020 Series, 20.68%
   (consisting of Bermuda, 0.99%; Brazil, 0.40%; Canada, 1.50%; France, 0.80%; Hong Kong, 0.80%; Ireland, 0.71%; Israel, 0.30%; Italy, 0.40%; Japan, 2.00%;
   Luxembourg, 0.40%; The Netherlands, 0.80%; Norway, 0.40%; South Korea, 0.40%; Spain, 0.80%; Switzerland, 1.77%; Taiwan, 7.48% and United Kingdom, 0.73%)

Target Global Dividend Leaders Portfolio, 1st Quarter 2020 Series, 40.00%
   (consisting of Bermuda, 2.00%; Brazil, 6.00%; Canada, 2.00%; China, 2.00%; Colombia, 2.00%; Hong Kong, 2.00%; Ireland, 2.00%; Japan, 2.00%; Luxembourg, 2.00%; Monaco, 2.00%; The Netherlands, 4.00%; Norway, 2.00%; Panama, 2.00%;
   Russia, 2.00% and United Kingdom, 6.00%)

Target Growth Portfolio, 1st Quarter 2020 Series, 10.04%
   (consisting of Canada, 3.39%; Ireland, 3.31% and Russia, 3.34%)

Target Triad Portfolio, 1st Quarter 2020 Series, 19.72%
   (consisting of Brazil, 0.40%; Canada, 3.92%; France, 0.81%; Hong Kong, 0.80%; Ireland, 2.37%; Israel, 0.76%; Italy, 0.40%; Japan, 2.01%; Luxembourg, 1.15%;
   Monaco, 0.75%; The Netherlands, 0.81%; Norway, 0.40%; Panama, 0.74%; Russia, 2.01%; South Korea, 0.39%; Spain, 0.80%; Switzerland, 0.80% and United Kingdom, 0.40%)

Target VIP Portfolio, 1st Quarter 2020 Series, 22.74%
   (consisting of Belgium, 0.83%; Canada, 0.60%; China, 0.59%; Finland, 0.83%; France, 4.98%; Germany, 0.83%; Ireland, 0.17%; Israel, 0.17%; Italy, 1.66%;
   The Netherlands, 1.66%; Spain, 2.49%; Switzerland, 0.45%; Taiwan, 4.16% and United Kingdom, 3.32%)

Value Line(R) Target 25 Portfolio, 1st Quarter 2020 Series, 28.89%
   (consisting of Canada, 1.00%; Ireland, 1.02%; Israel, 1.01%; Switzerland, 1.01% and Taiwan, 24.85%)

(4) Securities of companies in the following sectors comprise the approximate percentage of the investments of the Global Target 15 Portfolio, 1st Quarter 2020 Series as indicated:
Communication Services, 13.34%; Consumer Staples, 13.33%; Energy, 6.67%; Financials, 40.01%; Health Care, 6.66%; Information Technology, 6.67%; Materials, 6.66% and Real Estate, 6.66%

(5) This Security represents the common stock of a Real Estate Investment Trust ("REIT"). REITs which invest in mortgage loans and mortgage-backed securities are included in the Financials sector whereas REITs which directly hold real estate properties are included in the Real Estate sector. REITs comprise the approximate percentage of the investments of the Trusts as indicated:

S&P Target SMid 60 Portfolio, 1st Quarter 2020 Series, 3.33%
Target Focus Four Portfolio, 1st Quarter 2020 Series, 1.00%
Target Global Dividend Leaders Portfolio, 1st Quarter 2020 Series, 20.00%

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt/ADR on the over-the-counter market or on a U.S. national securities exchange.

# This Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

* This Security represents a non-income producing security.

                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 8430, consists of 14 separate portfolios set forth below:

- Dow(R) Target 5 1Q '20 - Term 4/9/21
(The Dow(R) Target 5 Portfolio, 1st Quarter 2020 Series)

- Dow(R) Target Dvd. 1Q '20 - Term 4/9/21
(The Dow(R) Target Dividend Portfolio, 1st Quarter 2020
Series)

- Global Target 15 1Q '20 - Term 4/9/21
(Global Target 15 Portfolio, 1st Quarter 2020 Series)

- S&P Dividend Aristocrats Target 25 1Q '20 - Term 4/9/21
(S&P Dividend Aristocrats Target 25 Portfolio, 1st Quarter
2020 Series)

- S&P Target 24 1Q '20 - Term 4/9/21
(S&P Target 24 Portfolio, 1st Quarter 2020 Series)

- S&P Target SMid 60 1Q '20 - Term 4/9/21
(S&P Target SMid 60 Portfolio, 1st Quarter 2020 Series)

- Target Divsd. Dvd. 1Q '20 - Term 4/9/21
(Target Diversified Dividend Portfolio, 1st Quarter 2020
Series)

- Target Dbl. Play 1Q '20 - Term 4/9/21
(Target Double Play Portfolio, 1st Quarter 2020 Series)

- Target Focus 4 1Q '20 - Term 4/9/21
(Target Focus Four Portfolio, 1st Quarter 2020 Series)

- Target Global Dvd. Leaders 1Q '20 - Term 4/9/21
(Target Global Dividend Leaders Portfolio, 1st Quarter 2020
Series)

- Target Growth 1Q '20 - Term 4/9/21
(Target Growth Portfolio, 1st Quarter 2020 Series)

- Target Triad 1Q '20 - Term 4/9/21
(Target Triad Portfolio, 1st Quarter 2020 Series)

- Target VIP 1Q '20 - Term 4/9/21
(Target VIP Portfolio, 1st Quarter 2020 Series)

- Value Line(R) Target 25 1Q '20 - Term 4/9/21
(Value Line(R) Target 25 Portfolio, 1st Quarter 2020 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-621-1675, DEPT. CODE 2.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote the Securities and, except as described in "Removing Securities from a Trust," will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                                   Portfolios

Objective.


Each Trust seeks above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted. Under normal circumstances, the Dow(R) Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, Target Diversified Dividend Portfolio and Target Global Dividend Leaders Portfolio will invest at least 80% of their assets in dividend-paying securities and the S&P Target SMid 60 Portfolio will invest at least 80% of its assets in small and/or mid capitalization companies. Under normal circumstances, the Global Target 15 Portfolio and the Target Global Dividend Leaders Portfolio will invest at least 40% of their assets in non-U.S. securities.

The Dow(R) Target 5 Portfolio is concentrated in stocks of the industry or group of industries comprising the consumer products sector. The Dow(R) Target Dividend Portfolio is concentrated in stocks of the industry or group of industries comprising the financials and utilities sectors. The Global Target 15 Portfolio and the Target Focus 4 Portfolio are concentrated in stocks of the industry or group of industries comprising the financials sector. The S&P Dividend Aristocrats Target 25 Portfolio is concentrated in stocks of the industry or group of industries comprising the consumer products and industrials sectors. The S&P Target SMid 60 Portfolio is concentrated in stocks of the industry or group of industries comprising the energy and financials sectors. The Target Double Play Portfolio is concentrated in stocks of the industry or group of industries comprising the financials and information technology sectors. The Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of the industry or group of industries comprising the information technology sector.


                         The Dow(R) Target 5 Portfolio

The Dow(R) Target 5 Portfolio invests in stocks with high dividend yields. The Dow(R) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the Dow Jones Industrial Average ("DJIA(R)").

The Dow(R) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by their current indicated dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select an equally-weighted portfolio of the five stocks with the lowest per share stock price for The Dow
(R) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 5 Portfolio is considered to be a Large-Cap Blend Trust.


                      The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to seek to achieve its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by the following equally-weighted factors:

      - Change in return on assets over the last 12 months. An increase in return on assets is generally used as an indication of improving business fundamentals and would receive a higher ranking than a stock with a negative change in return on assets.

      - Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall combined ranking on the two factors for The Dow(R) Target Dividend Strategy. In the event of a tie, the stock with the better price-to-book ratio is selected.

Companies which, as of the business day prior to the Initial Date of Deposit, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.



Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target Dividend Portfolio is considered to be a Mid-Cap Value Trust.

                           Global Target 15 Portfolio

The Global Target 15 Portfolio invests in stocks with high dividend yields. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(R), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select an approximately equally-weighted portfolio of the five stocks with the lowest per share stock price of the 10 highest dividend-yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered to be a Large-Cap Value Trust.


                  S&P Dividend Aristocrats Target 25 Portfolio

The S&P Dividend Aristocrats Target 25 Strategy invests in companies from the S&P 500(R) Dividend Aristocrats(R) Index. The index consists of companies from the S&P 500(R) Index that have increased dividends every year for the last 25 consecutive years. The S&P Dividend Aristocrats Target 25 Strategy stocks are determined as follows:

Step 1: We begin with all stocks contained in the S&P 500(R) Dividend Aristocrats(R) Index as of two business days prior to the date of this prospectus. Regulated investment companies, limited partnerships and business development companies are not eligible for selection.

Step 2: We rank each stock on three equally-weighted factors:

      - Debt-to-equity. Compares a company's long-term debt to their stockholder's equity. Higher levels of this ratio are associated with higher risk, lower levels with lower risk.

      - Price to cash flow. Measures the cost of a company's stock for every dollar of cash flow generated. A lower, but positive, ratio indicates investors are paying less for the cash flow generated which can be a sign of value.

      - Return on assets. Compares a company's net income to its total assets. The ratio shows how efficiently a company generates net income from its assets.

Step 3: We rank each of the companies by their combined factor scores.

Step 4: We select an approximately equally-weighted portfolio of the best scoring 25 stocks with a maximum of seven stocks from any one of the major Global Industry Classification Standard ("GICS(R)") market sectors. If more than seven stocks from any one of the major GICS(R) sectors are selected, these stocks are excluded and replaced with the next best scoring stocks which satisfy the criteria set forth above. In the event of a tie, the stock with the better return-on-assets ratio is selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Dividend Aristocrats Target 25 Portfolio is considered to be a Large-Cap Blend Trust.

                            S&P Target 24 Portfolio

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500(R) Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500(R) Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

      - Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings;

      - Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings; and

      - Bullish interest indicator, which is measured over the trailing 12 months by subtracting the number of shares traded in months in which the stock price declined from the number of shares traded in months in which the stock price rose and dividing the resulting number by the total number of shares traded over the 12-month period. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target 24 Portfolio is considered to be a Large-Cap Growth Trust.


                          S&P Target SMid 60 Portfolio

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and market sentiment. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400(R) Index ("S&P MidCap 400(R)") and the Standard & Poor's SmallCap 600(R) Index ("S&P SmallCap 600(R)") as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price-to-book value and select the best quartile from each index-100 stocks from the S&P MidCap 400(R) and 150 stocks from the S&P SmallCap 600(R) with the lowest, but positive, price-to-book ratio.

Step 3: We rank each stock on three equally-weighted factors:

      - Price to cash flow;

      - 12-month change in return on assets; and

      - 3-month price appreciation.

Step 4: We eliminate any regulated investment companies, limited partnerships, business development companies and any stock with a market capitalization of less than $250 million and with an average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio. In the event of a tie, the stock with the better price to cash flow ratio is selected.

Step 6: The stocks selected from the S&P MidCap 400(R) are given approximately twice the weight of the stocks selected from the S&P SmallCap 600(R), taking into consideration that only whole shares will be purchased.


Based on the composition of the portfolio on the Initial Date of Deposit, the S&P Target SMid 60 Portfolio is considered to be a Small-Cap Value Trust.


                     Target Diversified Dividend Portfolio

The Target Diversified Dividend Strategy seeks above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $250 million;

      - Minimum three-month average daily trading volume of $1.5 million; and

      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

      - Indicated dividend yield - 50%;

      - Price-to-book - 25%; and

      - Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the major S&P GICS(R) market sectors with the highest combined ranking on the three factors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the better price-to-book ratio is selected.

                          Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

      - Approximately 1/2 of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy; and

      - Approximately 1/2 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:

Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the date of this prospectus, gives their #1 ranking for Timeliness(TM) and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 eligible stocks with the lowest sums for the Value Line(R) Target 25 Strategy. Stocks of financial companies, as defined by S&P's GICS(R), the stocks of companies whose shares are not listed on a U.S. securities exchange, and stocks of limited partnerships are not eligible for inclusion in the Value Line(R) Target 25 Strategy stocks. In the event of a tie, the stock with the greatest 6-month price appreciation is selected.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                          Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% of the portfolio is composed of common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the S&P Target SMid 60 Strategy;

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- Approximately 30% of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy, the S&P Target SMid 60 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio," "S&P Target SMid 60 Portfolio" and "Double Play Portfolio," respectively. The Securities which comprise The NYSE(R) International Target 25 Strategy were selected as follows:

NYSE(R) International Target 25 Strategy:

 The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the NYSE.

Step 2: We rank each stock on two equally-weighted factors:

      - Price-to-book; and

      - Price to cash flow.

Lower, but positive, price-to-book and price to cash flow ratios are generally used as an indication of value.

Step 3: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 eligible stocks with the best overall ranking on the two factors, taking into consideration that only whole shares will be purchased. In the event of a tie, the stock with the better price-to-book ratio is selected.

                    Target Global Dividend Leaders Portfolio

The Target Global Dividend Leaders Strategy stocks are determined based on these steps:

Step 1: We establish three distinct universes as of two business days prior to the Initial Date of Deposit which consist of the following:

      - Domestic equity - all U.S. stocks.

      - International equity - all foreign stocks that are listed on a U.S. securities exchange either directly or in the form of American Depositary Receipts/ADRs.

      - REITs - all U.S. REITs (including Mortgage REITs).

Step 2: Regulated investment companies and limited partnerships are excluded from all universes. REITs (including Mortgage REITs) are also excluded from the domestic and international equity universes.

Step 3: We select the stocks in each universe that meet the following criteria:

      - Market capitalization greater than $1 billion.

      - Three-month average daily trading volume greater than $1 million.

      - Current indicated dividend yield greater than twice that of the S&P 500(R) Index at the time of selection.

Step 4: We rank the selected stocks within each universe on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation.

Step 5: We select the 20 stocks within each universe with the best overall combined rankings. The domestic and international equity universes are subject to a maximum of four stocks from any one of the major GICS(R) market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. If a universe has less than 20 eligible securities, all eligible securities are selected.

Step 6: The universes are approximately weighted as shown below. Stocks are approximately equally-weighted within their universe, taking into consideration that only whole shares will be purchased.

      - 40% domestic equity.

      - 40% international equity.

      - 20% REITs.

                            Target Growth Portfolio

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

      - Minimum market capitalization of $6 billion;

      - Minimum three month average daily trading volume of $5 million; and

      - Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts/ADRs, regulated investment companies and limited partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three equally-weighted factors:

      - Sustainable growth rate (a measurement of a company's implied growth rate that can be funded with its internal capital; it is calculated by multiplying return on equity over the trailing 12 months by (1- payout ratio), where payout ratio is the trailing 12 months dividends per share divided by trailing 12 months earnings per share);

      - Change in return on assets; and

      - Recent 6-month price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the major GICS(R) market sectors. The Financials and Real Estate sectors are combined for the sector limit purpose. In the event of a tie, the stock with the higher sustainable growth rate is selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Growth Portfolio is considered to be a Large-Cap Growth Trust.


                             Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% of the portfolio is composed of common stocks which comprise the NYSE(R) International Target 25 Strategy;

- Approximately 30% of the portfolio is composed of common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% of the portfolio is composed of common stocks which comprise the Target Growth Strategy.

The Securities which comprise the NYSE(R) International Target 25 Strategy, the Target Diversified Dividend Strategy and the Target Growth Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "Target Focus Four Portfolio," "Target Diversified Dividend Portfolio" and "Target Growth Portfolio," respectively.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                              Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 of the portfolio is composed of common stocks which comprise The Dow(R) DART 5 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the European Target 20 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Nasdaq(R) Target 15 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the S&P Target 24 Strategy;

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 of the portfolio is composed of common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the S&P Target 24 Strategy and the Value Line(R) Target 25 Strategy portions of the Trust were chosen by applying the same selection criteria set forth above under the captions "S&P Target 24 Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, the Nasdaq(R) Target 15 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(R) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus compared to a company's shares outstanding as of the business day prior to the date of this prospectus.

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(R) by the sum of their current indicated dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the European Target 20 Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by their current indicated dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by 6-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for Nasdaq(R) Target 15 Strategy. In the event of a tie, the stock with the higher 6-month price momentum is selected.

The stocks which comprise Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. companies which trade on the NYSE, NYSE MTK (formerly the NYSE Amex) or The NASDAQ Stock Market, LLC(R) (excluding limited partnerships, American Depositary Receipts/ADRs, business development companies and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings (based on the trailing 12-month period) are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months and weight them on a market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.


Based on the composition of the portfolio on the Initial Date of Deposit, The Target VIP Portfolio is considered to be a Large-Cap Blend Trust.


                       Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of the date the Securities were selected, are the subject of an announced business combination which we expect will happen within 12 months of the date of this prospectus are not eligible for inclusion in a Trust's portfolio.

The Securities for each of the strategies were selected as of a strategy's selection date using closing market prices on such date or, if a particular market was not open for trading on such date, closing market prices on the day immediately prior to the strategy's selection date in which such market was open. In addition, companies which, based on publicly available information on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust may fit into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. In determining market capitalization characteristics, we analyze the market capitalizations of the 3,000 largest stocks in the United States (excluding foreign securities, American Depositary Receipts/ADRs, limited partnerships and regulated investment companies). Companies with market capitalization among the largest 10% are considered Large-Cap securities, the next 20% are considered Mid-Cap securities and the remaining securities are considered Small-Cap securities. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must be classified as either Large-Cap, Mid-Cap or Small-Cap in order for a trust to be designated as such. Trusts, however, may contain individual stocks that do not fall into their stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P 500(R) Dividend Aristocrats Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index are products of S&P Dow Jones Indices LLC or its affiliates ("SPDJI"), and have been licensed for use by First Trust Portfolios L.P. Standard & Poor's(R), S&P(R), S&P 500(R), S&P Dividend Aristocrats, S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Portfolios L.P. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such products nor do they have any liability for any errors, omissions, or interruptions of the Dow Jones Industrial Average and the S&P 500(R) Index. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of SPDJI.

"Value Line," "The Value Line Investment Survey" and "Timeliness" are trademarks or registered trademarks of Value Line, Inc. and/or its affiliates ("Value Line") that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, Target Focus Four Portfolio, Target VIP Portfolio and Value Line(R) Target 25 Portfolio are not sponsored, endorsed, recommended, sold or promoted by Value Line. Value Line makes no representation regarding the advisability of investing in a Trust. First Trust Portfolios L.P. and/or First Trust Advisors L.P. are not affiliated with any Value Line company.

"NYSE(R)" is a service/trade mark of ICE Data Indices, LLC or its affiliates and has been licensed, along with the NYSE(R) International 100 Index ("Index") for use by First Trust Portfolios L.P. in connection with the Target Focus Four Portfolio and the Target Triad Portfolio (the "Products"). Neither First Trust Portfolios L.P. nor the Products, as applicable, is sponsored, endorsed, sold or promoted by ICE Data Indices, LLC, its affiliates or its Third Party Suppliers ("ICE Data and its Suppliers"). ICE Data and its Suppliers make no representations or warranties regarding the advisability of investing in securities generally, in the Products particularly, or the ability of the Index to track general market performance. Past performance of an Index is not an indicator of or a guarantee of future results. ICE DATA AND ITS SUPPLIERS DISCLAIM ANY AND ALL WARRANTIES AND REPRESENTATIONS, EXPRESS AND/OR IMPLIED, INCLUDING ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, INCLUDING THE INDICES, INDEX DATA AND ANY INFORMATION INCLUDED IN, RELATED TO, OR DERIVED THEREFROM ("INDEX DATA"). ICE DATA AND ITS SUPPLIERS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY WITH RESPECT TO THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDICES AND THE INDEX DATA, WHICH ARE PROVIDED ON AN "AS IS" BASIS AND YOUR USE IS AT YOUR OWN RISK.

The publishers of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), FT Index, Hang Seng Index, The Nasdaq-100 Index(R), the Russell 3000(R) Index, S&P 500(R) Index, S&P 1000(R) Index, S&P MidCap 400(R) Index, S&P SmallCap 600(R) Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                                  Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Two of the Securities in the S&P Target 24 Portfolio, three of the Securities in the Target Double Play Portfolio and three of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 34.07%, 31.52% and 62.86%, respectively, of the value of each Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Current Economic Conditions. The global economy continues to experience moderate growth. At the same time developed and developing economies outside the United States are broadly experiencing economic recoveries on a regional and global perspective. Worldwide, central bank monetary policy is trending towards policies of interest rate normalization though at different levels of commitment and in varying degrees of progress.

As economies around the world have begun to reflate, inflation has trended modestly higher but so far not to worrisome levels. Inflation remains relatively tame worldwide, partly reflecting unemployment rates, worker participation rates and a continuation of the process of financial deleveraging in major developed economies. The global employment situation has improved but upside to wage growth remains challenged, as the effects of globalization and technology continue to weigh on labor markets in many countries and regions. Prices of most primary commodities, a driving force behind some emerging market economies, have come off their highs recently due to a number of factors including regional economic slowdowns and concerns tied to trade skirmish/war risk. Recent strength of the U.S. dollar against a number of foreign currencies has negatively impacted sentiment towards foreign assets and attracted investors to U.S. assets. Concern about the continued strength in the price of oil would appear somewhat overstated considering the effects of technology on production, distribution and usage, which are counter-inflationary over the intermediate to long term.

Monetary risk remains a concern should central banks raise their benchmark rates suddenly at a quicker pace and to unexpectedly higher levels.

Tax reform in the United States, in the form of tax cuts and opportunity for repatriation of earnings for corporations, could provide liquidity as the Federal Reserve removes stimulus via the process of normalization. In effect, this could enable companies to navigate the process of interest rate normalization without as much disruption as some expect.

Tariff risk could possibly recede quickly should resolution appear on the horizon. For now, fundamentals stateside (economic and corporate revenue and earnings) do not appear to be showing signs of deterioration but rather look to have further room for improvement.

Due to the current state of uncertainty in the economy, the value of the Securities held by the Trusts may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If a Trust is concentrated in more than one sector, at least 25% of the Trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 5 Portfolio is concentrated in stocks of the industry or group of industries comprising the consumer products sector. The Dow(R) Target Dividend Portfolio is concentrated in stocks of the industry or group of industries comprising the financials and utilities sectors. The Global Target 15 Portfolio and the Target Focus 4 Portfolio are concentrated in stocks of the industry or group of industries comprising the financials sector. The S&P Dividend Aristocrats Target 25 Portfolio is concentrated in stocks of the industry or group of industries comprising the consumer products and industrials sectors. The S&P Target SMid 60 Portfolio is concentrated in stocks of the industry or group of industries comprising the energy and financials sectors. The Target Double Play Portfolio is concentrated in stocks of the industry or group of industries comprising the financials and information technology sectors. The Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of the industry or group of industries comprising the information technology sector.


Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer product companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer product companies.


Energy. Energy companies include those companies that explore for, produce, refine, distribute or sell petroleum or gas products, or provide parts or services to petroleum or gas companies. General problems of the petroleum and gas products sector include volatile fluctuations in price and supply of energy fuels, international politics, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. Friction with certain oil producing countries, and between the governments of the United States and other major exporters of oil to the United States, or policy shifts by governmental entities and intergovernmental entities such as OPEC, could put oil exports at risk. In addition, falling oil and gas prices may negatively impact the profitability and business prospects of certain energy companies. Further, global concerns of civil unrest in foreign countries may also affect the flow of oil from such countries.


Financials. Companies in the financial services sector include banks, thrifts, brokerage firms, broker/dealers, investment banks, finance companies, mutual fund companies, mortgage real estate investment trusts and insurance companies.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Although legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

The financial crisis, initially related to the subprime mortgage market, spread to other parts of the economy, and subsequently affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Negative economic events in the credit markets have also led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the Federal Deposit Insurance Corporation ("FDIC") or through an infusion of Troubled Asset Relief Program funds. Furthermore, accounting rule changes, including the standards regarding the valuation of assets, consolidation in the banking industry and additional volatility in the stock market have the potential to significantly impact financial services companies as well.

In response to recent market and economic conditions, the U.S. Government has taken a variety of extraordinary measures designed to stimulate the economy and financial markets including capital injections and the acquisition of illiquid assets. In addition, governmental authorities in the United States and other countries have passed and may continue to pass laws and regulations, such as the Dodd-Frank Wall Street Reform and Consumer Act ("Dodd-Frank"), that have had a direct impact on companies in the financial services sector. These recent laws and regulations provide for increased restrictions on investment activities; increased oversight, regulation and involvement in the practices of companies in the financial services sector by entities such as the Financial Services Oversight Council, the Federal Reserve Board, the office of the Controller of the Currency and the FDIC; contain safeguard provisions limiting the way banks and their holding companies are able to pay dividends, purchase their own common stock and compensate officers; subject companies in the financial services sector to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession; and increase efforts to investigate the actions of companies and individuals in the financial services sector. These regulatory changes could cause business disruptions or result in significant loss of revenue, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets. In addition, with the election of a Republican president and a Republican-controlled Congress, it is possible that there will be significant changes to Dodd-Frank and other recently enacted laws and regulations. It is difficult to predict the impact that such changes will have on the economy, generally or companies in the financial services sector.

Banks and thrifts face increased competition from nontraditional lending sources and financial services providers including brokerage firms, broker/dealers, investment banks, mutual fund companies and other companies that offer various financial products. Technological advances allow these nontraditional lending sources and financial services providers to cut overhead and permit the more efficient use of customer data. These companies compete with banks and thrifts to provide traditional financial services products in addition to their brokerage and investment advice. The FRB recently issued a final rule which establishes requirements for determining when a company is predominantly engaged in financial activities. While the final rule does not designate any companies for additional supervision or regulation, these companies could be subject to the requirements of the Bank Holding Act of 1956 ("BHC Act"). These companies could be required to register as bank holding companies with the FRB and could be subject to capital and other regulatory requirements of traditional banks, among other potential new or enhanced regulatory standards. The BHC Act generally restricts bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. This may result in a decrease in profits and missed business opportunities for these companies.

Additionally, certain companies that are unable to meet the newly imposed regulatory requirements might be forced to cease their financing activities, which could further reduce available credit for consumers.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes. Dodd-Frank also established the Treasury's Federal Insurance Office. The Federal Insurance Office has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

Industrials. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.


Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Utilities. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers have been experiencing certain of these problems in varying degrees.

Utility companies are subject to extensive regulation at the federal and state levels in the United States. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities sector. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could affect a company's profitability and the value of its securities. In addition, federal, state and municipal governmental authorities may review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants.


REITs. Certain of the Securities in the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio are issued by REITs that are headquartered or incorporated in the United States. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The value of REITs and the ability of REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of REITs.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit, we will deposit the Securities originally selected by applying the strategy on the Initial Date of Deposit. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. No representation is made that the Trusts will or are likely to achieve the hypothetical performance shown. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Hong Kong and China. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in Hong Kong or China. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in Hong Kong and/or China. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market.

China is underdeveloped when compared to other countries. China is essentially an export-driven economy and is affected by developments in the economies of its principal trading partners. Certain provinces have limited natural resources, resulting in dependence on foreign sources for certain raw materials and economic vulnerability to global fluctuations of price and supply. The emerging market economy of China may also be subject to over-extension of credit, currency devaluations and restrictions, decreased exports, and economic recession. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Changes in government policy could significantly affect the markets in China. Given the still-developing nature of laws impacting China region securities markets and corporate entities, changes in regulatory policy could have a material adverse affect on the Securities. Securities prices on the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

United Kingdom. Approximately one-third of the Global Target 15 Portfolio consists of common stocks issued by companies headquartered or incorporated in the United Kingdom. Certain of the Securities in certain other Trusts are also issued by companies headquartered or incorporated in the United Kingdom. The United Kingdom is a member of the European Union ("E.U.") which was formed by the Maastricht Treaty on European Union (the "Treaty"); however, on June 23, 2016, a majority of voters in the United Kingdom voted in favor of Brexit. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made the E.U. one of the largest common markets in the world. Under the Treaty, the United Kingdom and the E.U. had two years, after formal notification of withdrawal was given to the E.U., to agree on a withdrawal agreement, which deadline has been extended in several instances. If no agreement is formed, the United Kingdom may leave the E.U. without an agreement. The United Kingdom is one of the fastest growing economies in the G7; however, economists are concerned about the potential negative impact of Brexit. The United Kingdom and other E.U. members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services. Brexit and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by United Kingdom issuers difficult to predict.


Asia Pacific Region. Certain of the Securities held by certain of the Trusts are issued by companies headquartered and/or incorporated in the Asia Pacific region. Such Trusts are therefore more susceptible to the economic, market, regulatory, political, natural disasters and local risks of the Asia Pacific region. The region has historically been highly dependent on global trade, with nations taking strong roles in both the importing and exporting of goods; such a relationship creates a risk with this dependency on global growth. The respective stock markets tend to have a larger prevalence of smaller companies that are inherently more volatile and less liquid than larger companies. Varying levels of accounting and disclosure standards, restrictions on foreign ownership, minority ownership rights, and corporate governance standards are also common for the region.

Europe. Certain of the Securities held by certain of the Trusts are issued by companies headquartered and/or incorporated in Europe. Such Trusts are therefore subject to certain risks associated specifically with Europe. A significant number of countries in Europe are member states in the E.U., and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the Euro, is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continues to have, a significant negative impact on the economies of certain European countries and their future economic outlooks. The United Kingdom vote to leave the E.U. and other recent rapid political and social change throughout Europe make the extent and nature of future economic development in Europe and the effect on Securities issued by European issuers difficult to predict.

Foreign Securities. Certain of the Securities held by certain of the Trusts are issued by foreign entities, which makes the Trusts subject to more risks than if they invested solely in domestic securities. A foreign Security held by a Trust is either directly listed on a U.S. securities exchange, is in the form of an American Depositary Receipt/ADR or a Global Depositary Receipt/GDR which trades on the over-the-counter market or is listed on a U.S. or foreign securities exchange, or is directly listed on a foreign securities exchange. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political, economic and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.

American Depositary Receipts/ADRs, Global Depositary Receipts/GDRs and similarly structured securities may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Issuers of depositary receipts are not obligated to disclose information that is considered material in the United States. As a result, there may be less information available regarding such issuers. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors may purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio and Target VIP Portfolio is maintained by: Hongkong and Shanghai Banking Corporation for Hong Kong Securities; Crest Co. Ltd. for United Kingdom Securities; and Euroclear Bank, a global custody and clearing institution for all other foreign Securities; each of which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with any of the entities listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.

Emerging Markets. Certain of the Securities held by certain of the Trusts are issued by companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. As the value of Units of a Trust will vary with fluctuations in both the value of the underlying Securities as well as foreign exchange rates, an increase in the value of the Securities could be more than offset by a decrease in value of the foreign currencies in which they are denominated against the U.S. dollar, resulting in a decrease in value of the Units. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, will decline if the U.S. dollar increases in value relative to the value of the currency in which the Securities trade. In addition, the value of dividends received in foreign currencies will decline in value in terms of U.S. dollars if the U.S. dollar increases in value relative to the value of the currency in which the dividend was paid prior to the time in which the dividend is converted to U.S. dollars.

Small and/or Mid Capitalization Companies. Certain of the Securities held by certain of the Trusts are issued by small and/or mid capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trusts have become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause a Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trusts to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trusts through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of a Trust's third-party service providers, or issuers in which the Trusts invest, can also subject the Trusts to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trusts have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the Trusts do not directly control the cybersecurity systems of issuers or third-party service providers.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning British American Tobacco Plc, Microsoft Corporation or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.


                            Backtested Hypothetical
                            Performance Information

The following tables compare the hypothetical performance information for the identical strategies employed by each Trust and the actual performances of the DJIA(R), the Dow Jones U.S. Select Dividend Index(sm), Russell 3000(R) Index, S&P 500(R) Index, S&P 1000(R) Index, FT Index, Hang Seng Index, MSCI All Country World Index and a combination of the DJIA(R), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent month). The Trusts did not achieve the performance shown.

These hypothetical returns should not be used to predict or guarantee future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent month), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally-weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Extraordinary market events that are not expected to be repeated and which may have affected performance.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- Cash flows (receipt/investment of).

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(R). The Dow Jones Industrial Average is a price-weighted measure of 30 U.S. blue-chip companies. The index covers all industries with the exception of transportation and utilities. While stock selection is not governed by quantitative rules, a stock typically is added to the index only if the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

Russell 3000(R) Index. The Russell 3000(R) Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000(R) Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected.

S&P 500(R) Index. The S&P 500(R) Index consists of stocks of 500 issuers chosen by Standard and Poor's to be representative of the leaders of various industries.

S&P 1000(R) Index. The S&P 1000(R) Index is a combination of the S&P MidCap 400(R) (the most widely used index for mid-size companies) and the S&P SmallCap 600(R) (an index of 600 U.S. small-cap companies), where the S&P MidCap 400(R) represents approximately 70% of the index and S&P SmallCap 600 represents approximately 30% of the index).

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of a cross section of stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

MSCI All Country World Index. The MSCI All Country World Index is an unmanaged free float-adjusted market capitalization weighted index designed to measure the equity market performance of developed and emerging markets. The index cannot be purchased directly by investors.

The indexes are unmanaged, not subject to fees and not available for direct investment.


                                           COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)

         (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                           Hypothetical Strategy Total Returns(1)(4)
         -----------------------------------------------------------------------------------------------------------------
                                                            S&P Dividend                                           Target
          The Dow(R)      The Dow(R)         Global          Aristocrats          S&P          S&P Target        Diversified
           Target 5     Target Dividend     Target 15         Target 25        Target 24         SMid 60          Dividend
Year       Strategy         Strategy        Strategy          Strategy          Strategy        Strategy          Strategy
----      ----------    ---------------     ---------       ------------       ---------       -----------      -------------
1972       20.20%
1973       17.63%
1974       -7.48%
1975       62.91%
1976       38.88%
1977        3.22%
1978       -1.26%
1979        7.43%
1980       38.74%
1981        1.27%
1982       41.05%
1983       34.26%
1984        8.60%
1985       36.01%
1986       28.31%                                                              19.58%
1987        8.50%                            15.82%                             1.95%
1988       18.95%                            20.64%                             4.53%
1989        8.01%                            14.22%                            22.58%
1990      -17.90%                             0.39%                             6.68%
1991       59.82%                            39.62%                            40.60%
1992       20.67%           30.13%           23.94%                            -1.56%
1993       31.43%           18.32%           62.02%                             8.28%
1994        5.47%           -8.43%          -10.28%                             5.04%
1995       28.07%           47.02%           11.20%                            39.23%           25.41%           28.24%
1996       23.51%           16.25%           19.19%                            31.52%           13.27%           15.04%
1997       17.17%           40.73%           -9.02%                            30.32%           42.16%           26.05%
1998        9.94%            3.06%           10.84%                            40.07%            4.91%           13.02%
1999       -9.43%           -6.53%            5.89%                            41.39%           23.94%           17.62%
2000        8.32%           25.98%            1.96%            6.79%            4.07%           14.12%           19.90%
2001       -4.97%           40.77%           -1.31%           15.99%          -10.82%           32.08%           29.70%
2002      -12.82%           -0.73%          -14.54%          -10.24%          -19.04%           -5.25%          -10.35%
2003       20.24%           32.25%           35.58%           19.69%           23.38%           45.44%           47.17%
2004        9.67%           19.00%           28.94%           17.13%           13.79%           23.57%           20.60%
2005       -2.93%            2.37%           11.23%            3.58%            3.87%            3.13%            2.03%
2006       38.81%           17.72%           39.73%           17.95%            1.65%           19.74%           15.48%
2007        1.70%            1.18%           13.99%            5.19%            3.40%           -9.62%           -3.80%
2008      -50.36%          -39.47%          -43.47%          -22.25%          -29.23%          -37.64%          -37.02%
2009       17.35%           14.47%           48.94%           21.66%           12.32%           60.05%           40.92%
2010       10.18%           15.82%            9.04%           16.85%           18.36%           15.12%           20.27%
2011       16.96%            5.68%           -8.44%            8.39%            7.12%           -8.79%            3.20%
2012        9.34%            5.03%           24.89%           12.41%            8.18%           20.43%           10.82%
2013       38.48%           28.84%           16.22%           33.38%           42.52%           37.45%           31.68%
2014       11.53%           12.95%           10.05%           11.50%            7.25%           -0.24%            5.24%
2015        7.77%           -5.94%           -6.48%           -2.92%            2.24%           -8.87%          -12.98%
2016       11.69%           23.14%           -2.92%           13.28%            0.82%           30.81%           15.93%
2017       10.13%            7.17%           15.72%           16.59%           19.53%           -0.05%            6.69%
2018       -1.85%          -11.26%           -8.08%           -9.11%           -1.27%          -23.72%          -12.31%
2019        7.28%            9.08%            8.46%           28.52%           34.11%            3.23%           26.08%

                                           COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)

         (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                                           Hypothetical Strategy Total Returns(1)(4)
      -----------------------------------------------------------------------------------------------------------------

                           Target          Target Global
              Target        Focus             Dividend     Target        Target      Target      Value Line(R)
            Double Play     Four              Leaders      Growth        Triad        VIP          Target 25
Year         Strategy      Strategy           Strategy    Strategy      Strategy    Strategy        Strategy
----        -----------    --------        -------------  --------      --------    --------     -------------
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985                                                                                                    33.34%
1986                                                                                                    20.24%
1987                                                                                                    16.95%
1988                                                                                                    -9.37%
1989                                                                                                    48.20%
1990                                                                                      0.26%          3.16%
1991                                                                                     57.24%         83.80%
1992       13.52%                                                                         4.25%         -2.61%
1993       21.60%                                                                        22.21%         25.07%
1994        1.86%                                                                         2.20%         12.20%
1995       49.45%                                           31.07%                       43.06%         52.21%
1996       35.29%           27.80%                          25.11%         22.18%        38.83%         54.24%
1997       37.11%           37.21%                          41.28%         34.79%        25.97%         33.92%
1998       47.21%           30.98%            2.74%         37.29%         27.49%        51.40%         91.05%
1999       52.88%           45.08%           12.55%         33.92%         31.90%        48.97%        111.29%
2000        7.16%            9.64%            4.78%          8.49%         11.93%        -4.40%        -10.37%
2001       20.11%           20.17%            7.07%         -4.08%          4.91%       -11.17%         -0.08%
2002      -12.47%          -11.09%           -7.47%        -10.69%        -11.60%       -21.22%        -23.88%
2003       35.64%           38.81%           48.27%         34.15%         38.31%        34.92%         39.35%
2004       20.40%           21.58%           24.67%         16.85%         18.53%        13.18%         21.82%
2005       11.02%            8.88%           11.76%         17.24%         12.30%         6.89%         19.74%
2006        9.05%           14.20%           29.65%         16.96%         17.57%        11.99%          0.71%
2007       12.35%            6.97%           22.27%         20.07%         13.38%         9.38%         23.59%
2008      -45.55%          -43.38%          -30.07%        -52.45%        -47.53%       -45.83%        -51.41%
2009        8.54%           27.29%           53.49%         18.35%         27.22%        12.18%          3.16%
2010       22.21%           17.86%           20.29%         17.28%         16.37%        18.42%         28.63%
2011      -12.10%          -11.60%            0.43%        -12.43%         -8.35%        -1.94%        -29.25%
2012        9.54%           12.67%           12.84%          5.89%          7.51%        12.36%         14.23%
2013       31.31%           31.40%           25.34%         37.28%         33.22%        36.29%         34.01%
2014       11.33%            5.80%            3.21%          6.42%          4.52%         6.26%          9.99%
2015       -7.79%           -8.46%          -12.30%          8.35%         -0.02%        -4.34%         -9.41%
2016       14.08%           18.89%           14.99%         -1.75%          4.81%         8.38%          5.35%
2017        7.25%            5.69%            7.47%         35.43%         24.59%        20.05%          7.54%
2018       -7.71%          -13.11%          -13.10%        -17.93%        -15.93%        -7.45%         -3.98%
2019        8.79%            7.31%           14.59%         33.41%         28.90%        19.00%          8.69%

                                          COMPARISON OF HYPOTHETICAL TOTAL RETURN(2)

                                                     Index Total Returns(4)


                    Dow Jones U.S.                          Russell                              MSCI All       Cumulative
                   Select Dividend  S&P 500(R) S&P 1000(R)  3000(R)              Hang Seng    Country World     International
Year     DJIA(R)     Index(sm)      Index        Index       Index    FT Index     Index         Index        Index Returns(3)
----     -------   -----------     -------     --------     -------   --------   ---------   -------------    ----------------

1972    18.48%                    19.00%
1973   -13.28%                   -14.69%
1974   -23.58%                   -26.47%
1975    44.75%                    37.23%
1976    22.82%                    23.93%
1977   -12.84%                    -7.16%
1978     2.79%                     6.57%
1979    10.55%                    18.61%
1980    22.17%                    32.50%
1981    -3.57%                    -4.92%
1982    27.11%                    21.55%
1983    25.97%                    22.56%
1984     1.31%                     6.27%
1985    33.55%                    31.72%
1986    27.10%                    18.67%
1987     5.48%                     5.25%                                 38.32%      -10.02%                    11.26%
1988    16.14%                    16.56%                                  7.03%       16.05%                    13.07%
1989    32.19%                    31.62%                                 24.53%        5.52%                    20.75%
1990    -0.56%                    -3.19%                                 10.36%        6.74%                     5.51%
1991    24.19%                    30.33%                                 14.88%       42.46%                    27.17%
1992     7.41%       22.65%        7.61%                                 -2.18%       28.89%                    11.37%
1993    16.93%       14.59%       10.04%                                 20.25%      123.33%                    53.50%
1994     5.01%       -0.19%        1.30%                                  1.19%      -30.00%                    -7.93%
1995    36.87%       42.80%       37.50%       30.69%       36.57%       17.83%       27.30%                    27.33%
1996    28.89%       25.08%       22.89%       19.85%       21.63%       20.55%       37.50%                    28.98%
1997    24.94%       37.83%       33.31%       30.26%       31.67%       16.44%      -17.66%                     7.91%
1998    18.15%        4.33%       28.55%       13.20%       24.11%       12.20%       -2.72%       21.97%        9.21%
1999    27.21%       -4.08%       21.03%       14.11%       20.96%       17.44%       73.42%       26.82%       39.36%
2000    -4.71%       24.86%       -9.10%       15.86%       -7.30%      -18.58%       -9.36%      -13.94%      -10.88%
2001    -5.43%       13.09%      -11.88%        1.45%      -11.43%      -23.67%      -22.39%      -15.91%      -17.16%
2002   -14.97%       -3.94%      -22.09%      -14.54%      -21.53%      -29.52%      -15.60%      -18.98%      -20.03%
2003    28.23%       30.16%       28.65%       36.61%       31.02%       26.27%       41.82%       34.63%       32.11%
2004     5.30%       18.14%       10.87%       18.39%       11.93%       20.80%       16.95%       15.75%       14.35%
2005     1.72%        3.79%        4.90%       10.93%        6.10%       12.45%        8.68%       11.37%        7.62%
2006    19.03%       19.54%       15.76%       11.89%       15.67%       40.25%       38.58%       21.53%       32.62%
2007     8.87%       -5.16%        5.56%        5.18%        5.16%        0.10%       42.83%       12.18%       17.27%
2008   -31.92%      -30.97%      -36.99%      -34.67%      -37.32%      -54.74%      -46.03%      -41.85%      -44.23%
2009    22.70%       11.13%       26.46%       33.48%       28.29%       33.98%       56.52%       35.41%       37.73%
2010    14.10%       18.32%       15.08%       26.55%       16.93%       13.44%        8.29%       13.21%       11.94%
2011     8.34%       12.42%        2.08%       -0.92%        1.00%      -13.70%      -17.27%       -6.86%       -7.55%
2012    10.23%       10.84%       15.98%       17.40%       16.41%       27.18%       27.66%       16.80%       21.69%
2013    29.63%       29.06%       32.36%       35.87%       33.55%       32.71%        6.55%       23.44%       22.96%
2014    10.02%       15.36%       13.66%        8.54%       12.53%       -5.04%        5.28%        4.71%        3.42%
2015     0.23%       -1.64%        1.38%       -2.11%        0.48%        1.36%       -3.82%       -1.84%       -0.74%
2016    16.46%       21.98%       11.93%       22.49%       12.70%       -8.64%        4.14%        8.48%        3.99%
2017    28.07%       15.44%       21.80%       15.33%       21.10%       18.59%       40.16%       24.62%       28.94%
2018    -3.48%       -5.94%       -4.39%      -10.30%       -5.24%      -19.79%      -10.76%       -8.93%      -11.34%
2019    25.32%       23.11%       31.45%       25.14%       30.99%       25.16%       13.62%       27.30%       21.37%

______________________

See "Notes to Comparison of Hypothetical Total Return" on page 68.

Page 67


                NOTES TO COMPARISON OF HYPOTHETICAL TOTAL RETURN

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) With the exception of the Hang Seng Index for the periods 12/31/1986 through 12/31/1992 and the FT Index commencing August 1, 2019, hypothetical Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Hypothetical Total Return figures assume that all dividends are reinvested in the same manner as the corresponding Trust (monthly or semi-annually) for the hypothetical Strategy returns and monthly in the case of Index returns (except for the S&P 1000(R) Index, which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. For the periods 12/31/1986 through 12/31/1992 for the Hang Seng Index and August 1, 2019 through the present for the FT Index, hypothetical Total Return on such indices do not include any dividends paid. Hypothetical Strategy figures reflect the deduction of sales charges and expenses as listed in the "Fee Table," but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. If a security which is selected by a Strategy is merged out of existence, delisted or suffers a similar fate during the period in which such hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns. Based on the year-by-year hypothetical returns contained in the above tables, over the full years as listed above, with the exception of The Dow(R) Target Dividend Strategy, the Global Target 15 Strategy and the S&P Target SMid 60 Strategy, each hypothetical Strategy would have hypothetically achieved a greater average annual total return than that of its corresponding index, as shown in the table below.

Simulated returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the Strategy designed with the full benefit of hindsight.

(3) The combination of the DJIA(R), the FT Index and the Hang Seng Index (the "Cumulative International Index") Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(R).

The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows:
DJIA(R), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

(4) Source of Index Total Returns: Bloomberg L.P.
Source of Hypothetical Strategy Total Returns: CapIQ and Compustat, as confirmed by Bloomberg L.P. and FactSet.

                   HYPOTHETICAL COMPARISON OF AVERAGE ANNUAL RETURN FOR PERIODS ENDING DECEMBER 31, 2019

        Hypothetical Strategy Average Annual Return                               Index Average Annual Return
                                                  Since                                                                    Since
Strategy                   1 Year  5 Year 10 Year Inception Corresponding Index                      1 Year 5 Year 10 Year Inception
____________________________________________________________________________________________________________________________________
The Dow(R) Target 5         7.28%  6.90%  11.75%  12.33%    DJIA(R) (12/31/71 - 12/31/19)            25.32% 12.58% 13.39%  11.11%
The Dow(R) Target Dividend  9.08%  3.74%   8.44%  10.69%    Dow Jones U.S. Select Dividend Index(sm) 23.11%  9.91% 13.41%  11.83%
                                                            S&P 500(R) Index (12/31/91 - 12/31/19)   31.45% 11.68% 13.54%   9.77%
Global Target 15            8.46%  0.93%   5.26%   9.72%    Cumulative International Index           21.37%  7.45%  8.66%   9.93%
S&P Dividend Aristocrats
 Target 25                 28.52%  8.41%  12.23%   9.38%    S&P 500(R) Index (12/31/99 - 12/31/19)   31.45% 11.68% 13.54%   6.05%
S&P Target 24              34.11% 10.29%  13.08%  11.36%    S&P 500(R) Index (12/31/85 - 12/31/19)   31.45% 11.68% 13.54%  10.82%
S&P Target SMid 60          3.23% -1.27%   4.99%  10.53%    S&P 1000(R) Index                        25.14%  9.19% 12.92%  11.85%
Target Diversified
 Dividend                  26.08%  3.54%   8.54%  11.12%    Russell 3000(R) Index                    30.99% 11.22% 13.40%  10.19%
Target Double Play          8.79%  2.52%   6.90%  12.23%    S&P 500(R) Index (12/31/91 - 12/31/19)   31.45% 11.68% 13.54%   9.77%
Target Focus Four           7.31%  1.41%   5.76%  10.53%    S&P 500(R) Index (12/31/95 - 12/31/19)   31.45% 11.68% 13.54%   9.19%
Target Global Dividend
 Leaders                   14.59%  1.53%   6.65%   9.93%    MSCI All Country World Index             27.30%  9.00%  9.37%   6.67%
Target Growth              33.41%  9.56%   9.63%  11.26%    S&P 500(R) Index (12/31/94 - 12/31/19)   31.45% 11.68% 13.54%  10.20%
Target Triad               28.90%  7.19%   8.49%  10.35%    S&P 500(R) Index (12/31/95 - 12/31/19)   31.45% 11.68% 13.54%   9.19%
Target VIP                 19.00%  6.51%   9.98%  11.23%    S&P 500(R) Index (12/31/89 - 12/31/19)   31.45% 11.68% 13.54%   9.94%
Value Line(R) Target 25     8.69%  1.39%   5.08%  14.59%    S&P 500(R) Index (12/31/84 - 12/31/19)   31.45% 11.68% 13.54%  11.37%

              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

Page 68


                                Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of certain of the Trusts under licensing agreements which provide for full payment of the licensing fees not later than the conclusion of the organization expense period, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per Unit). On the Initial Date of Deposit, and any other day the Public Offering Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 per Unit and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from April 20, 2020 through June 19, 2020. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales

Page 69


charge on a percentage basis will be more than 1.35% of the Public Offering
Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of a Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, and dealers and their affiliates will purchase Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts. However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of a Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trusts will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator

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deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Evaluator deems appropriate. For purposes of valuing Securities traded on The NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R) Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the Evaluator deems such prices inappropriate as a basis for evaluation). If the Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                             Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per Unit, subject to reductions set forth in "Public Offering-Discounts for Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                Additional
(in millions)                              Concession
_____________________________________________________
$25 but less than $100                         0.035%
$100 but less than $150                        0.050%
$150 but less than $250                        0.075%
$250 but less than $1,000                      0.100%
$1,000 but less than $5,000                    0.125%
$5,000 but less than $7,500                    0.150%
$7,500 or more                                 0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.

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Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including these Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                             The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

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                              The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                             How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                              Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. Each Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

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- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. In addition, if there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                                   Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of a Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. These summaries may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Grantor Trusts.
---------------

The following discussion pertains to The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, S&P Target 24 Portfolio and Value Line(R) Target 25 Portfolio, which are considered grantor trusts under federal tax laws.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions" section of the prospectus for more information.

The Trusts intend to qualify as grantor trusts under the federal tax laws. If a Trust qualifies as a grantor trust, such Trust will not be taxed as a corporation for federal income tax purposes and will not pay federal income taxes. For federal income tax purposes, in grantor trusts you are deemed to own a pro rata portion of the underlying assets of a Trust directly, and as such you will be considered to have received a pro rata share of income. All taxability issues are taken into account at the Unit holder level.

Income from the Trusts.

Income realized by a Trust passes through and is treated as income of the Unit holders. Income is reported without any deduction for expenses. Expenses are separately reported. Generally, the income paid to Unit holders is net the expenses of a Trust, but the income reportable by Unit holders is gross the expenses of such Trust.

You may be required to recognize income for federal income tax purposes in one year even if you do not receive a corresponding distribution from a Trust, or do not receive the corresponding distribution from such Trust until a later year. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Some income from a Trust's assets may have been received as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. Income from a Trust's assets (including capital gain income) may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.


Ordinary income dividends paid on certain stock held by a Trust are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by the Trust itself. Ordinary income dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction on qualifying dividends received by a Trust from certain corporations.

Sale of Units.

If you sell your Units (whether to a third party or to your Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Trust's assets from the amount you receive from the sale. You can generally determine your original tax basis in each Trust's asset by apportioning the cost of your Units, including sales charges, among the Trust assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

The tax statement you receive may contain information to allow you to calculate and adjust your basis in a Trust's assets and determine whether any gain or loss recognized by you should be considered long-term capital gain, short-term capital gain or return of capital. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Under the wash sale rules, all or a portion of any loss you may recognize on a disposition of your Units or on a disposition of assets by a Trust may be disallowed if you purchase stocks or other assets that are the same as or substantially identical to any of the assets held directly or indirectly through such Trust within 30 days of the disposition.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust purchases shares in PFICs, you may be subject to U.S. federal income tax on a portion of certain distributions from the PFICs or on gains from the disposition of such PFIC shares at tax rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the form of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFICs in your taxable income even if not distributed to a Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFICs, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Financial Accounts.

A Trust may directly or indirectly hold financial accounts outside of the United States. You may have certain reporting obligations to the United States Treasury Department under its rules relating to the reporting of foreign bank and financial accounts (commonly known as "FBAR"). You should consult with your tax advisor as to any reporting obligations that you may have as a result of your investment in a Trust.

Non-U.S. Investors.


If you are a non-U.S. investor, distributions from a Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to exempt-interest income or certain other interest income, may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends after December 31, 2018. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes such Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. A Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of a Trust's assets when you redeem your Units at any time prior to 30 business days before the Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. You will not recognize gain or loss if you only receive whole Trust assets in exchange for the identical amount of your pro rata portion of the same Trust assets held by your Trust. However, if you also receive cash in exchange for a Trust asset or a fractional portion of a Trust asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional portion.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into a future series of such Trust, the exchange would generally be considered a sale for federal income tax purposes. Under the wash sale rules, if the series into which you roll your proceeds holds the same or substantially identical assets, any loss you recognize on the rollover will be disallowed.

State and Local Taxes.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

Regulated Investment Company Trusts.
------------------------------------

The following discussion pertains to the S&P Dividend Aristocrats Target 25 Portfolio, the S&P Target SMid 60 Portfolio, Target Double Play Portfolio, Target Diversified Dividend Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio and Target VIP Portfolio, each of which intends to qualify as a "regulated investment company," commonly called a "RIC," under federal tax laws.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions" section of the prospectus for more information.

Each Trust intends to qualify as a "regulated investment company," commonly known as a "RIC," under the federal tax laws. If a Trust qualifies as a RIC and distributes its income as required by the tax law, such Trust generally will not pay federal income taxes. For federal income tax purposes, you are treated as the owner of the Trust Units and not of the assets held by a Trust.

Income from the Trusts.

Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates a Trust's distributions into ordinary income dividends, capital gain dividends and return of capital. Income reported is generally net of expenses (but see "Treatment of Trust Expenses" below). Ordinary income dividends are generally taxed at your ordinary income tax rate, however, certain dividends received from a Trust may be taxed at the capital gains tax rates. Generally, all capital gain dividends are treated as long-term capital gains regardless of how long you have owned your Units. In addition, a Trust may make distributions that represent a return of capital for tax purposes and will generally not be currently taxable to you, although they generally reduce your tax basis in your Units and thus increase your taxable gain or decrease your loss when you dispose of your

Units. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Some distributions from a Trust may qualify as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. However, capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in REITs) is taxed at a higher rate. The distributions from a Trust that you must take into account for federal income tax purposes are not reduced by the amount used to pay a deferred sales charge, if any. Distributions from a Trust, including capital gains, may also be subject to a "Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends received by an individual Unit holder from a RIC such as the Trusts are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by a Trust itself. Dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, each Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction with respect to certain ordinary income dividends on Units that are attributable to qualifying dividends received by a Trust from certain corporations.

Because the Trusts hold REIT shares, some dividends may be designated by the REIT as capital gain dividends and, therefore, distributions from the Trusts attributable to such dividends and designated by the Trusts as capital gain dividends may be taxable to you as capital gains. If you hold a Unit for six months or less, any loss incurred by you related to the sale of such Unit will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such Unit.

Some portion of the dividends on your Units that are attributable to dividends received by a Trust from REIT shares may be designated by a Trust as eligible for a deduction for qualified business income.

Sale of Units.

If you sell your Units (whether to a third party or to a Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Units from the amount you receive from the sale. Your original tax basis in your Units is generally equal to the cost of your Units, including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units, in which case your gain would be calculated using your adjusted basis.

The tax statement you receive in regard to the sale or redemption of your Units may contain information about your basis in the Units and whether any gain or loss recognized by you should be considered long-term or short-term capital gain. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash. Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Expenses incurred and deducted by a Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If a Trust holds an equity interest in PFICs, such Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions from the PFICs, even if all the income or gain is distributed in a timely fashion to such Trust Unit holders. A Trust will not be able to pass through to its Unit holders any credit or deduction for such taxes if the taxes are imposed at the Trust level. A Trust may be able to make an election that could limit the tax imposed on such Trust. In this case, a Trust would

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recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income.

Under this election, a Trust might be required to recognize income in excess of its distributions from the PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of determining the application of the 4% excise tax imposed on RICs that do not meet certain distribution thresholds. Dividends paid by PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from a Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends and short-term capital gains dividends may not be subject to U.S. withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S. source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends after December 31, 2018. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If a Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. A Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of a Trust's assets when you redeem your Units. This distribution is subject to tax, and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

Rollovers.

If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio or the Target VIP Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. U.S. resident Unit holders who hold their Units as an investment and are not resident in the United Kingdom for U.K. tax purposes for the relevant tax year will not generally be liable for U.K. tax on income in respect of dividends received from a U.K. company.

Taxation of Capital Gains. U.S. investors who are not resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio or the Target VIP Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the United Kingdom through a permanent establishment, or in the case of individual holders, such persons carry on a trade, profession or vocation in the United Kingdom through a branch or agency, and the Units are used for the purposes of such trade, profession or vocation or used, held or acquired for the purposes of such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident in the United Kingdom and become resident in the United Kingdom in the future.

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Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units form part of the business property of a U.K. permanent establishment of an enterprise or pertain to a U.K. fixed base used for the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax if at the time of settlement, the settlor was domiciled in the United States and was not a national of the United Kingdom.

Where the Units are subject to both U.K. inheritance tax and U.S. federal gift or estate tax, one of the taxes could generally be credited against the other.

Stamp Tax. A purchase of Securities issued by a U.K. incorporated company (such as some of the Securities listed in the FT Index) will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") needing to be paid by the purchaser. The Global Target 15 Portfolio and the Target VIP Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio or the Target VIP Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio do not give rise to Hong Kong estate duty liability.

                                Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                             Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account. Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any) distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trusts for the year;

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- A list of any Securities sold during the year and the Securities held at the end of that year by the Trusts;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

It is the responsibility of the entity through which you hold your Units to distribute these statements to you. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

                        Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

For Trusts that are structured as grantor trusts, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month. However, the Trustee will not distribute money if the aggregate amount in the Income and Capital Accounts, exclusive of sale proceeds, equals less than 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, exceeds 0.1% of the net asset value of a Trust. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units.

For Trusts that intend to qualify as RICs and that make monthly distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of each month to Unit holders of record on the tenth day of each month. Distributions from Trusts that intend to qualify as RICs and that make monthly distributions will consist of the balance of the Income Account each month after deducting for expenses. Distributions from the Capital Account will only be made if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

For Trusts that intend to qualify as RICs and that make semi-annual distributions, the Trustee will distribute money from the Income and Capital Accounts on the twenty-fifth day of June and December to Unit holders of record on the tenth day of such months. Distributions from the Capital Account will be made after amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee, and pay expenses are deducted. In addition, the Trustee will only distribute money in the Capital Account if the amount available for distribution from that account equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

 No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities.

If the Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All

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Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of a Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because a Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                              Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading). However, if the redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units of The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio or Value Line(R) Target 25 Portfolio; or 5,000 Units of the Target Focus Four Portfolio, Target Triad Portfolio or Target VIP Portfolio or such larger amount as required by

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your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 30 business days (10 business days in the case of the S&P Dividend Aristocrats Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio) prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

If you elect to receive an In-Kind Distribution of Securities from the S&P Dividend Aristocrats Target 25 Portfolio, S&P Target SMid 60 Portfolio, Target Diversified Dividend Portfolio, Target Double Play Portfolio, Target Focus Four Portfolio, Target Global Dividend Leaders Portfolio, Target Growth Portfolio, Target Triad Portfolio or Target VIP Portfolio, you should be aware that it will be considered a taxable event at the time you receive the Securities. See "Tax Status" for additional information.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                            Investing in a New Trust

Each Trust's portfolio has been selected on the basis of total return for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of a Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

                        Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

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- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in a Trust which is a "regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust;

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for a Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust structured as a grantor trust may not, and a Trust structured as a "regulated investment company" generally will not, acquire any securities or other property other than the Securities. With respect to Trusts structured as grantor trusts, the Trustee, on behalf of such Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. With respect to Trusts structured as "regulated investment companies," the Trustee, on behalf of such Trusts and at the direction of the Sponsor, will vote for or against any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trusts, which may include broker/dealers who sell Units of the Trusts. We do not consider sales of Units of the Trusts or any other products sponsored by First Trust as a factor in selecting such broker/dealers. As authorized by the Indenture, the Trustee may also employ a subsidiary or affiliate of the Trustee to act as broker in selling such Securities or property. Each Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

                     Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

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- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                          Information on the Sponsor,
                             Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $425 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of December 31, 2018, the total partners' capital of First Trust Portfolios L.P. was $44,255,416.

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                               Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts identified as Grantor Trusts. Linklaters LLP acts as special United Kingdom tax counsel for the Global Target 15 Portfolio.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

Nasdaq, Inc.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. (including its affiliates) ("Nasdaq," with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee, the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                     This page is intentionally left blank.

Page 87


                                 First Trust(R)

                      Dow(R) Target 5 1Q '20 - Term 4/9/21
                    Dow(R) Target Dvd. 1Q '20 - Term 4/9/21
                     Global Target 15 1Q '20 - Term 4/9/21
            S&P Dividend Aristocrats Target 25 1Q '20 - Term 4/9/21
                       S&P Target 24 1Q '20 - Term 4/9/21
                    S&P Target SMid 60 1Q '20 - Term 4/9/21
                    Target Divsd. Dvd. 1Q '20 - Term 4/9/21
                     Target Dbl. Play 1Q '20 - Term 4/9/21
                      Target Focus 4 1Q '20 - Term 4/9/21
                Target Global Dvd. Leaders 1Q '20 - Term 4/9/21
                       Target Growth 1Q '20 - Term 4/9/21
                       Target Triad 1Q '20 - Term 4/9/21
                        Target VIP 1Q '20 - Term 4/9/21
                  Value Line(R) Target 25 1Q '20 - Term 4/9/21
                                    FT 8430

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                       24-Hour Pricing Line: 800-446-0132
    Please refer to the "Summary of Essential Information" for each Trust's
                                 Product Code.


                            ________________________

 When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:


             -  Securities Act of 1933 (file no. 333-234563) and


             -  Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trusts is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

        Write: Public Reference Section of the SEC, 100 F Street, N.E.,
                             Washington, D.C. 20549
                       e-mail address: publicinfo@sec.gov


                                January 9, 2020


               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 88

                                 First Trust(R)

                                 The FT Series

                            Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 8430 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated January 9, 2020. Capitalized terms have been defined in the prospectus.


                               Table of Contents

Dow Jones & Company, Inc.                                                     1
Nasdaq, Inc.                                                                  2
Value Line Publishing LLC                                                     3
New York Stock Exchange                                                       3
Risk Factors
   Securities                                                                 4
   Dividends                                                                  4
   REITs                                                                      4
   Hong Kong and China                                                        5
   United Kingdom                                                             7
   Foreign Issuers                                                            7
   Emerging Markets                                                           8
   Exchange Rates                                                             9
   Small and/or Mid Capitalization Companies                                 12
Concentrations
   Concentration Risk                                                        12
   Consumer Products                                                         12
   Energy                                                                    13
   Financials                                                                14
   Industrials                                                               18
   Information Technology                                                    18
   Utilities                                                                 19
Litigation
   Microsoft Corporation                                                     20
   Tobacco Industry                                                          21
Securities                                                                   22
   The Dow(R) DART 5 Strategy Stocks                                         22
   The Dow(R) Target 5 Strategy Stocks                                       22
   The Dow(R) Target Dividend Strategy Stocks                                23
   European Target 20 Strategy Stocks                                        24
   Global Target 15 Strategy Stocks                                          25
   Nasdaq(R) Target 15 Strategy Stocks                                       26
   NYSE(R) International Target 25 Strategy Stocks                           27
   S&P Dividend Aristocrats Target 25 Strategy Stocks                        29
   S&P Target 24 Strategy Stocks                                             30
   S&P Target SMid 60 Strategy Stocks                                        32
   Target Diversified Dividend Strategy Stocks                               35
   Target Global Dividend Leaders Strategy Stocks                            37
   Target Growth Strategy Stocks                                             41
   Target Small-Cap Strategy Stocks                                          43
   Value Line(R) Target 25 Strategy Stocks                                   45

Dow Jones & Company, Inc.

The Dow Jones Industrial Average, Dow Jones U.S. Select Dividend Index(sm), S&P 500(R) Index, S&P 500(R) Dividend Aristocrats Index, S&P MidCap 400(R) Index and S&P SmallCap 600(R) Index (collectively, the "Licensed Indexes") are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use by First Trust Portfolios L.P. Standard & Poor's(R), S&P(R), S&P 500(R), S&P Dividend Aristocrats, S&P MidCap 400(R) and S&P SmallCap 600(R) are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); DJIA(R), The Dow(R), Dow Jones(R), Dow Jones Industrial Average and Dow Jones U.S. Select Dividend Index(sm) are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by First Trust Portfolios L.P. The Trusts, in particular The Dow(R) Target 5 Portfolio, The Dow(R) Target Dividend Portfolio, Global Target 15 Portfolio, Target Double Play Portfolio, S&P Dividend Aristocrats Target 25 Portfolio, S&P Target 24 Portfolio, S&P Target SMid 60 Portfolio, Target Focus Four Portfolio and the Target VIP Portfolio (collectively, the "Trusts") are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the Licensed Indexes to track general market performance. S&P Dow Jones Indices' only relationship to First Trust Advisors L.P. with respect to the Licensed Indexes is the licensing of such indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Licensed Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to First Trust Advisors L.P. or the Trusts. S&P Dow Jones Indices have no obligation to take the needs of First Trust Advisors L.P. or the owners of the Trusts into consideration in determining, composing or calculating the Licensed Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Trusts. There is no assurance that investment products based on the Licensed Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates, a shareholder of S&P Dow Jones Indices LLC, may independently issue and/or sponsor financial products unrelated to Trusts, but which may be similar to and competitive with the Trusts. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and the S&P 500(R) Index.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE LICENSED INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY FIRST TRUST ADVISORS L.P., OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE LICENSED INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND FIRST TRUST ADVISORS L.P., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Nasdaq, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of Nasdaq, Inc. (which with its affiliates is the "Corporations") and are licensed for use by us. The Target VIP Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the

Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing LLC

Value Line Publishing LLC's ("VLP") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLP's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLP trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLP without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLP has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System. VLP is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLP MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY PERSON'S INVESTMENT PORTFOLIO, OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLP MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLP DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLP ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM OR THE PRODUCT. VLP HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLP BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE(R)" is a registered service/trademark of ICE Data Indices, LLC or its affiliates and has been licensed, along with, "NYSE International 100 Index(SM)" ("Index") for use by First Trust Portfolios, L.P. ICE Data Indices, LLC has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE(R) International Target 25 Strategy.

ICE Data Indices, LLC does not: sponsor, endorse, sell or promote the NYSE(R) International Target 25 Strategy; recommend that any person invest in the NYSE(R) International Target 25 Strategy or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE(R) International Target 25 Strategy; have any responsibility or liability for the administration, management or marketing of the NYSE(R) International Target 25 Strategy; consider the needs of the NYSE(R) International Target 25 Strategy or the owners of the NYSE(R) International Target 25 Strategy in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

ICE Data Indices, LLC will not have any liability in connection with the NYSE(R) International Target 25 Strategy. Specifically, ICE Data Indices, LLC does not make any warranty, express or implied, and ICE Data Indices, LLC disclaims any warranty about: the results to be obtained by the NYSE(R) International Target 25 Strategy, the owners of the NYSE(R) International Target 25
Strategy, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. ICE Data Indices, LLC will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will ICE Data Indices, LLC be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if ICE
Data Indices, LLC knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and ICE Data Indices, LLC is solely for their benefit and not for the benefit of the owners of the NYSE(R) International Target 25 Strategy or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

REITs. An investment in Units of the S&P Target SMid 60 Portfolio, the Target Focus Four Portfolio and the Target Global Dividend Leaders Portfolio should be made with an understanding of risks inherent in an investment in U.S.-based REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of REITs will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors,
(ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If a REIT should fail to qualify for such tax status, the related shareholders (including such Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes, fires and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of REITs. The value of REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, office buildings and timberlands. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause a REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, REITs may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that REITs may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire.

Hong Kong and China. Hong Kong's free market economy is highly dependent on international trade and finance. The value of the goods and services trade, which includes a large share of re-exports, is about four times GDP. Hard alcohol, tobacco, oil and methyl alcohol are the only four commodities which are subject to excise duties by Hong Kong. Hong Kong does not have any tariffs on imported goods, quotas or dumping laws. Hong Kong's currency is linked closely to the United States dollar, maintaining an arrangement established in 1983. Hong Kong's property prices have risen rapidly due to excess liquidity, low interest rates and a tight housing supply. Housing is increasingly unaffordable for lower and middle-income segments of the population. Hong Kong's open economy leaves it exposed to the global economic situation. Hong Kong is vulnerable to renewed global financial market volatility or a slowdown in the global economy due to its continued reliance on foreign trade and investment.

Hong Kong's government promotes the Special Administrative Region as the site for Chinese renminbi ("RMB") internationalization. Residents of Hong Kong are now permitted to establish RMB-denominated savings accounts. Further, RMB-denominated corporate and Chinese government bonds have been issued in Hong Kong and RMB trade settlement is now allowed in Hong Kong. However, after the

People's Bank of China changed the way it set the central party rate in August 2015, offshore RMB activities experienced a setback. RMB deposits in Hong Kong fell from 1.0 trillion RMB in 2014 to 559 billion RMB in 2017. RMB trade settlement handled by banks in Hong Kong also shrank from 6.8 trillion RMB in 2015 to 3.9 trillion RMB in 2017.

China has long been Hong Kong's largest trading partner and China accounts for roughly half of Hong Kong's total trading by value. Natural resources are limited in Hong Kong, which results in the need for food and raw material imports. China has eased travel restrictions to Hong Kong and as a result the number of tourists from China to travel to Hong Kong has greatly increased from 4.5 million in 2001 to 47.3 million in 2014, which outnumbered visitors from all other countries combined. However, after peaking in 2014, overall tourist arrivals in Hong Kong dropped 2.5% in 2015 and 4.5% in 2016. The tourism sector rebounded in 2017, with visitor arrivals rising 3.2% to 58.47 million. Travelers from Mainland China accounted for 76% of the total tourism in Hong Kong in 2017. The Hong Kong Stock Exchange is now the premier stock market for Chinese firms who seek to list abroad. In 2015, companies from China constituted close to 50% of the firms listed on the Hong Kong Stock Exchange. These companies also accounted for about 66% of the Exchange's market capitalization. In the past decade, the service industry in Hong Kong has grown rapidly as Hong Kong's manufacturing industry moved to China. In order to forge closer ties between Hong Kong and China, the two signed a new agreement on achieving basic liberalization of trade in services in Guangdong Province under the Closer Economic Partnership Agreement (CEPA). Effective March 2015, these new measures cover a negative list and a most-favored treatment provision. The measures are designed to improve access to the China's service sector for companies based in Hong Kong including cross-border services as well as cultural and telecommunications services. In June 2017, the Investment Agreement and the Agreement on Economic and Technical Cooperation (Ecotech Agreement) were signed under the framework of CEPA.

Economic integration between Hong Kong and China is most evident in the banking and financial sector. The Hong Kong-Shanghai Stock Connect, the Mutual Recognition of Funds and The Hong Kong Shanghai Gold Connect initiatives are important steps in allowing access to China's capital markets and have reinforced Hong Kong's important role as China's offshore RMB market. Additional connect schemes such as ETF Connect (for exchange-traded fund products) are also being explored by Hong Kong authorities. In 2017, Chief Executive Lam announced plans to increase government spending on education, technological innovation, and research and development in order to encourage continued economic growth through greater sector diversification.

Since 1978, China has gradually transformed from a closed, centrally planned system to a system that is more market-oriented and that plays a major global role. In 2010, China became the largest exporter in the world and the largest trading nation in 2013. The reforms in China began with the phase-out of collectivized agriculture, and has expanded to include the gradual liberalization of prices, fiscal decentralization, increased autonomy for state enterprises, creation of a modern banking system, development of stock markets, growth of the private sector, and opening to foreign trade and investment. China continues to pursue an industrial policy, state-support of key sectors and a restrictive investment regime. GDP has increased more than tenfold due to the efficiency gains that resulted from the restructuring of the economy that began in 1978. In 2014, China passed the United States as the largest economy in the world, based on purchasing price parity, for the first time in modern history. In 2017, China was the largest economy in the world, however, China's per capita income is below the world average.

After linking its currency closely to the U.S. dollar for years, China converted to an exchange rate system that references a basket of currencies in July 2005. From the middle of 2005 to late 2008, the RMB appreciated more than 20% against the United States dollar. However, from the start of the global financial crisis until June 2010, the exchange rate remained pegged to the United States dollar. After June 2010, Beijing allowed the resumption of gradual liberalization. In 2015, the People's Bank of China announced it would continue to carefully encourage the full convertibility of the RMB after the currency was accepted as part of the International Monetary Fund's special drawing rights basket. To better manage the exchange rate and maintain financial stability, the Chinese government has strengthened capital controls and oversight of overseas investments since late 2015.

In addition to slowing economic growth, the Chinese government faces a number of economic challenges. To overcome these economic challenges, China must reduce the high domestic savings rate and increase the correspondingly low domestic demand, service its high corporate debt burdens, provide higher-wage job opportunities for the striving middle class, rural migrants and college graduates, diminish speculative investment in the real estate sector, reduce industrial overcapacity and more efficiently allocate capital to raise productivity growth rates. Coastal provinces in China have experienced greater economic development than the interior provinces. By 2016, more than 169.3 million migrant workers in search of work and their dependents had relocated to urban areas. The population control policy in China, which was relaxed in 2016 to allow all families to have two children, has caused China to now be one of the most rapidly aging countries in the world. Another long-term problem is the deterioration in the environment, which includes air pollution, soil erosion, and the steady fall of the water table, especially in the north. Further, urbanization and erosion continue to destroy arable land in China. The Chinese government is seeking to add energy production capacity by focusing on sources such as natural gas, nuclear and clean energy development, rather than coal and oil. China ratified the Paris Agreement in 2016 and committed to limit its carbon dioxide emissions between 2025 and 2030.

The Chinese government's 13th Five-Year Plan, which was unveiled in March 2016, emphasizes continued economic reforms and the need to increase innovation and domestic consumption. This plan is intended to decrease future dependence on government investments, exports and heavy industry, however China has made more progress on subsidizing innovation than rebalancing the economy. In 2010, Chinese leaders pledged to double GDP by 2020 and the 13th Five-Year Plan includes annual growth targets of at least 6.5% to achieve that goal. In recent years, China has again supported state-owned enterprises in sectors China considers important to "economic security." This renewed support includes a focus on fostering globally competitive industries. The Chinese government's policies continue to favor state-owned enterprises and emphasize stability. Economic efficiency and private initiative have been threatened by Chinese leaders undermining market-oriented reforms and reaffirming the "dominant" role of the state in the economy. However, a slight acceleration in economic growth in 2017 gives Beijing more opportunity to purse its economic reforms and its commitment to giving the market a more decisive role in allocating resources.

United Kingdom. The United Kingdom is a leading global trading power and financial center. The United Kingdom is the third largest economy in Europe after Germany and France. In the United Kingdom, agriculture is intensive, highly mechanized, and efficient as compared to European standards. Agriculture produces about 60% of United Kingdom food needs while making use of less than 2% of the labor force. The United Kingdom became a net importer of energy in 2005. Although the United Kingdom has large coal, natural gas, and oil resources, its oil and natural gas reserves are declining. Key drivers of British GDP growth are services, particularly banking, insurance, and business services. However, manufacturing continues to decline in importance, but still accounts for about 10% of economic output.

In 2008, due to the importance of its financial sector, the global financial crisis hit the economy in the United Kingdom particularly hard. Sharp declines in home prices, high consumer debt, and the global economic slowdown compounded the United Kingdom's economic problems. The economy was pushed into recession in the second half of 2008 and prompted the then Prime Minister Gordon Brown-led (Labour) government to implement a number of measures. In the face of growing public deficits and debt levels, the Prime Minister David Cameron-led coalition government (between Conservatives and Liberal Democrats) initiated an austerity program in 2010, which also continued under the new Conservative majority government. Despite this program, the deficit still remains one of the highest in the G7, at 3.6% of GDP as of 2017. The government has pledged to lower the corporation tax from 20% to 17% by 2020. At the end of 2017, the United Kingdom had a debt burden of 90.4% GDP.


The United Kingdom's economy has begun to slow since the vote to leave the European Union in June 2016. Depreciation of the British pound has increased consumer and producer prices, burdening consumer spending. The United Kingdom and other European Union members have extensive trade relationships and economic observers have warned that an exit could endanger the United Kingdom's position as the central location for European financial services. The United Kingdom is seeking a new "deep and special" trade relationship with the European Union following the United Kingdom's exit. Economists, however, doubt that the United Kingdom will be able to preserve the benefits of European Union membership without the obligations. Prime Minister Boris Johnson, who was elected after former Prime Minister Theresa May's resignation, supports Brexit and insists the United Kingdom leave the European Union if a deal is not reached. The United Kingdom was originally expected to leave the European Union at the end of March 2019. However, the European Union agreed to postpone the withdrawal date until January 31, 2020.


Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Emerging Markets. The following section applies to individual Trusts which contain securities issued by, or invest in securities issued by, companies headquartered or incorporated in countries considered to be emerging markets. An investment in Units of these Trusts should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities.

In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that the Trust could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if the Trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend, to a large degree, upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Exchange Rates. The Global Target 15 Portfolio and the Target VIP Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

                            Foreign Exchange Rates

                 Range of Fluctuations in Foreign Currencies

              United Kingdom
Annual        Pound Sterling/        Hong Kong/                Euro/
Period          U.S. Dollar          U.S. Dollar            U.S. Dollar
_______________________________________________________________________
1983          0.616-0.707            6.480-8.700
1984          0.670-0.864            7.774-8.869
1985          0.672-0.951            7.729-7.826
1986          0.643-0.726            7.768-7.819
1987          0.530-0.680            7.751-7.822
1988          0.525-0.601            7.764-7.825
1989          0.548-0.661            7.775-7.817
1990          0.504-0.627            7.740-7.817
1991          0.499-0.624            7.716-7.803
1992          0.498-0.667            7.697-7.781
1993          0.630-0.705            7.722-7.766
1994          0.610-0.684            7.723-7.748
1995          0.610-0.653            7.726-7.763
1996          0.583-0.670            7.726-7.742
1997          0.584-0.633            7.725-7.750
1998          0.584-0.620            7.735-7.750
1999          0.597-0.646            7.746-7.775            0.845-0.999
2000          0.605-0.715            7.774-7.800            0.967-1.209
2001          0.665-0.728            7.797-7.800            1.045-1.196
2002          0.621-0.710            7.798-7.800            0.953-1.164
2003          0.560-0.643            7.706-7.800            0.794-0.965
2004          0.514-0.570            7.763-7.800            0.733-0.846
2005          0.518-0.583            7.752-7.800            0.743-0.857
2006          0.505-0.581            7.751-7.793            0.749-0.846
2007          0.474-0.521            7.750-7.830            0.672-0.776
2008          0.492-0.695            7.750-7.815            0.625-0.803
2009          0.598-0.727            7.750-7.760            0.661-0.798
2010          0.611-0.698            7.751-7.805            0.689-0.839
2011          0.599-0.652            7.763-7.809            0.674-0.775
2012          0.614-0.653            7.750-7.770            0.743-0.829
2013          0.604-0.673            7.751-7.765            0.725-0.782
2014          0.583-0.644            7.769-7.750            0.718-0.827
2015          0.630-0.683            7.750-7.771            0.826-0.953
2016          0.672-0.825            7.750-7.819            0.867-0.963
2017          0.736-0.830            7.755-7.826            0.831-0.961
2018          0.697-0.801            7.804-7.850            0.799-0.891
2019          0.750-0.831            7.787-7.850            0.866-0.918

Source: Bloomberg L.P.

               End of Month Exchange Rates for Foreign Currencies

              United Kingdom
Monthly       Pound Sterling/        Hong Kong/                Euro/
Period          U.S. Dollar          U.S. Dollar            U.S. Dollar
_______________________________________________________________________
2015:
 January      .664                   7.752                  .886
 February     .648                   7.756                  .893
 March        .675                   7.752                  .932
 April        .651                   7.751                  .891
 May          .654                   7.753                  .910
 June         .636                   7.752                  .897
 July         .640                   7.753                  .910
 August       .652                   7.750                  .892
 September    .661                   7.750                  .895
 October      .648                   7.751                  .909
 November     .664                   7.753                  .947
 December     .679                   7.751                  .921
2016:
 January      .702                   7.786                  .923
 February     .719                   7.776                  .920
 March        .696                   7.757                  .879
 April        .684                   7.757                  .873
 May          .690                   7.771                  .898
 June         .751                   7.759                  .900
 July         .756                   7.758                  .895
 August       .761                   7.757                  .896
 September    .771                   7.756                  .890
 October      .817                   7.755                  .911
 November     .800                   7.757                  .944
 December     .810                   7.756                  .951
2017:
 January      .795                   7.759                  .926
 February     .808                   7.762                  .946
 March        .797                   7.771                  .939
 April        .772                   7.778                  .918
 May          .776                   7.792                  .889
 June         .768                   7.807                  .875
 July         .757                   7.810                  .844
 August       .773                   7.826                  .840
 September    .746                   7.811                  .846
 October      .753                   7.799                  .857
 November     .739                   7.810                  .840
 December     .740                   7.814                  .833
2018:
 January      .705                   7.823                  .806
 February     .727                   7.826                  .820
 March        .714                   7.849                  .811
 April        .727                   7.848                  .828
 May          .752                   7.843                  .855
 June         .757                   7.847                  .856
 July         .762                   7.849                  .855
 August       .772                   7.849                  .862
 September    .767                   7.828                  .862
 October      .783                   7.842                  .884
 November     .784                   7.824                  .884
 December     .784                   7.832                  .872
2019
 January      .763                   7.847                  .874
 February     .754                   7.850                  .879
 March        .767                   7.850                  .891
 April        .767                   7.845                  .892
 May          .792                   7.838                  .895
 June         .788                   7.811                  .879
 July         .822                   7.828                  .903
 August       .823                   7.842                  .911
 September    .814                   7.839                  .918
 October      .773                   7.837                  .897
 November     .774                   7.829                  .908
 December     .754                   7.791                  .892

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies. While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentrations

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. If the Trust is concentrated in more than one sector, at least 25% of the Trust's portfolio is invested in each sector in which it is concentrated. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target 5 Portfolio is concentrated in stocks of the industry or group of industries comprising the consumer products sector. The Dow(R) Target Dividend Portfolio is concentrated in stocks of the industry or group of industries comprising the financials and utilities sectors. The Global Target 15 Portfolio and the Target Focus 4 Portfolio are concentrated in stocks of the industry or group of industries comprising the financials sector. The S&P Dividend Aristocrats Target 25 Portfolio is concentrated in stocks of the industry or group of industries comprising the consumer products and industrials sectors. The S&P Target SMid 60 Portfolio is concentrated in stocks of the industry or group of industries comprising the energy and financials sectors. The Target Double Play Portfolio is concentrated in stocks of the industry or group of industries comprising the financials and information technology sectors. The Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are concentrated in stocks of the industry or group of industries comprising the information technology sector.


Consumer Products. Risks inherent in an investment in the consumer products sector include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Energy. The business activities of energy companies may include: production, generation, transmission, marketing, control, or measurement of coal, gas and oil; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Securities in the Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Securities during the life of the Trust.

Demand for energy is closely related to general economic growth. Recessions and periods of low or negative economic growth typically have a direct unfavorable impact on companies that produce energy. Apart from economic growth, factors that impact the demand for energy include civil unrest, high fluctuations in population, improvements in energy efficiency through technological advances, seasonal weather changes, which impact the demand for energy for heating and cooling, the increased viability of alternative energy, and changing consumer preferences or technologies that provide additional fuel choices, such as alternative fueled vehicles.

Energy supply levels may also be reduced by factors such as decisions by OPEC members to adhere to production quotas, natural disasters, or the unexpected unavailability of distribution outlets. Increases in the supply of energy may be due to new technologies that enhance recovery of oil and gas from existing sources and the development of new sources of energy. Factors that increase supply have the tendency to reduce the price of energy when such increases are not offset by growth in demand. Such a decrease in prices may be possible as energy production has increased as a result of a surge in U.S. shale-gas and oil, as well as the discoveries of Brazilian offshore oil, however it may take several years to determine the impact new sources will have on energy prices. These potential increases in production combined with the pace and timing of the world's economic recovery, creates considerable uncertainty associated with energy outlook. The Sponsor believes certain factors may increase the profitability of oil and petroleum operations such as improvements in refinery operating margins caused by increases in average domestic refinery utilization rates, for example. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others.

Increasing sensitivity to environmental concerns will also pose serious long term challenges to the energy sector. Refiners are likely to be required to make heavy capital investments and major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act or to comply with increased regulation in response to the Gulf of Mexico oil spill. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the sector entirely or access may be limited to new exploration opportunities. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in the United States and/or abroad could negatively affect the price of oil and the profitability of oil companies. In addition, falling oil and gas prices may negatively impact the profitability and business prospects of certain energy companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products sector include the concomitant volatility of crude oil prices, increasing public and govern mental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy products sector. While legislation has been enacted to deregulate certain aspects of the energy sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector stocks in the Trust.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. During the financial crisis that began in 2007, economic conditions in the real estate markets deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans deteriorated as well. While an improving economy and low interest rates have increased the demand for real estate, banks and thrifts still face difficulties. A recent example is the Ability to Repay Rule, which became effective on January 10, 2014. This rule requires that a potential borrower's financial information be supplied and verified by lenders. This information must be used in determining a borrower's ability to pay back a loan. These additional steps present a number of compliance challenges for lenders and could influence the types of mortgage products that lenders offer in the future.

In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. On July 21, 2010 the President signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"). Dodd-Frank calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries.

Dodd-Frank established the Financial Services Oversight Council ("FSOC"). The FSOC is chaired by the Secretary of the Treasury and brings together federal financial regulators, state regulators and an independent insurance expert appointed by the President. The FSOC provides, for the first time, comprehensive monitoring of the stability of the U.S. financial system. The role of the FSOC is to identify risks to the financial stability of the United States, to promote market discipline and to respond to emerging risks to the stability of the U.S. financial system. In doing so, the FSOC has new authorities to constrain excessive risk in the financial system. For example, the FSOC has the authority to designate a non-bank financial firm for tough new supervision aimed at minimizing the risk of such firm from threatening the stability of the U.S financial system. Such financial firms would be subject to increased scrutiny concerning their capital, liquidity and risk management standards.

Dodd-Frank also transferred federal supervisory and rulemaking authority over savings and loan holding companies and savings associations from the Office of Thrift Supervision to the FRB, the office of the Controller of the Currency and the FDIC. While Dodd-Frank preserved many of the previous regulations for such savings and loan holding companies and savings associations, these entities are now subject to new regulators and new regulations. It is unclear what impact the federal banking agencies that now regulate such entities will have on savings and loan holding companies and savings associations.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. FASB ASC 820, "Fair Value Measurement" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities.

Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor and this increase was made permanent by Dodd-Frank. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusion of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, Dodd-Frank gave Orderly Liquidation Authority to the FDIC in order to avoid the disorderly resolution of failing banks and financial institutions when the overall stability of the financial system would be at risk. Under this authority, the FDIC may be appointed by the Secretary of the Treasury as a receiver for a financial company whose failure would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. The extent to which the FDIC will use the Orderly Liquidation Authority and what effect it will have on companies in the financial sector cannot be predicted. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

Mortgage real estate investment trusts ("Mortgage REITs") provide financing for real estate by purchasing or originating mortgages and mortgage-backed securities and earn income from the interest on these investments. The value of Mortgage REITs and the ability of Mortgage REITs to distribute income may be adversely affected by factors that impact companies in the financial services sector such as rising interest rates and changes in the national, state and local economic climate, but also by risks associated with investments in real estate, such as real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of Mortgage REITs.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions;
(vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables; and (ix) the establishment of the Federal Insurance Office, which has the authority to monitor all aspects of the insurance sector, to monitor the extent to which underserved communities and consumers have the ability to access affordable non-health insurance products, and to represent the United States on international insurance matters. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to

PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Industrials. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends. The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.


Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, Internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub-$1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

The social media industry is also highly competitive and subject to the risks involved with information technology companies, namely, short product life cycles, evolving industry standards, loss of patent protections, rapidly changing technologies and frequent new product introductions. Additional risks generally applicable to social media companies include, without limitation: disruption of services due to internal or external technical issues; security breaches of private, proprietary and confidential information; and evolving laws and regulations, foreign or domestic, that could negatively affect operations. Furthermore, the sustainability of the business models employed by social media companies remain largely unproven.

Utilities. General problems of the public utility sector include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. There is no assurance that such public service commissions will, in the future, grant rate increases or that any such increases will be adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities in the portfolio have been experiencing many of these problems in varying degrees. Furthermore, utility stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, utility stock prices may be adversely affected as interest rates rise. The Sponsor makes no prediction as to whether interest rates will rise or fall or the effect, if any, interest rates may have on the Securities in the portfolio. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Securities in the Trust's portfolio to make dividend payments on their Securities.

Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. The value of utility company securities may decline as a result of changes to governmental regulation controlling the utilities industry. Adverse regulatory changes could prevent or delay utilities from passing along cost increases to customers, which could hinder a utility's ability to meet its obligations to its suppliers.

Additionally, certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment and voters in many states have the ability to impose limits on rate adjustments (for example, by initiative or referendum). Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation from their customers, on the one hand, or suppliers, on the other.

Mergers in the utility sector may require approval from several federal and state regulatory agencies. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these securities to fall. Certain of the issuers of the Securities in the Trust may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere, such as the accident at a plant in Chernobyl, could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units in the United States.


Litigation


Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft had also been involved in antitrust and unfair competition litigation in Europe. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Two additional investigations were initiated in January 2008 involving the interoperability and bundling of Microsoft products. On December 16, 2009, the Commission agreed to settle its remaining antitrust issues with Microsoft in exchange for a legally binding commitment from Microsoft. Pursuant to the settlement agreement, Microsoft will provide a pop-up screen which will offer users an option to replace Microsoft's Internet Explorer with a competitor's Web browser. Microsoft will provide this pop-up screen for five years and report its progress every six months to the Commission. In addition, Microsoft agreed to a public undertaking which will further the interoperability of Microsoft products with non-Microsoft technologies.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.


Tobacco Industry. Certain of the issuers of Securities held by the Trust may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc. In July 2017, Reynolds American Inc. merged with and into British American Tobacco Plc, with Reynolds American Inc. surviving as a wholly owned subsidiary of British American Tobacco Plc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under the Illinois Consumer Fraud Act, even if the terms may be deemed false, deceptive or misleading. The case was decided on the basis of a state statute and not federal preemption. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing, and on November 27, 2006 the Supreme Court of the United States denied certiorari.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law.

On December 15, 2008 the Supreme Court of the United States ruled that consumers may sue Philip Morris under state unfair trade laws. The Court held that neither the Federal Trade Commission's actions nor the Labeling Act, which sets forth the required cigarette warning labels, preempted a lawsuit based on state law. The Court noted that the Labeling Act mandates labels aimed at providing adequate health warnings, and it bars states from requiring additional health warnings. But the Labeling Act does not prevent claims that cigarettes labeled as "light" or "low tar" are fraudulent, deceptive or misleading.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                      The Dow(R) DART 5 Strategy Stocks


Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Dow Inc., headquartered in Midland, Michigan, is a holding company. The company, through its subsidiary, engages in the processing and distribution of chemical products worldwide. The company was created in 2017 as a subsidiary of DowDuPont.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.


                     The Dow(R) Target 5 Strategy Stocks


Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Dow Inc., headquartered in Midland, Michigan, is a holding company. The company, through its subsidiary, engages in the processing and distribution of chemical products worldwide. The company was created in 2017 as a subsidiary of DowDuPont.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.


                  The Dow(R) Target Dividend Strategy Stocks


Avista Corporation, headquartered in Spokane, Washington, engages in the generation, transmission, and distribution of energy, as well as other energy-related businesses. The company operates in the western United States and western Canada.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a financial holding company that provides a variety of financial services to individuals and small to medium-sized businesses. The company, through its subsidiaries, offers services in Pennsylvania, Kentucky, Maryland, Ohio, Tennessee and West Virginia.

General Motors Company, headquartered in Detroit, Michigan, is an automotive company. The company designs, manufactures and markets cars, crossovers, trucks and automobile parts worldwide.

Huntington Bancshares Incorporated, headquartered in Columbus, Ohio, is a multi-state regional bank holding company. Through its subsidiaries, the company provides full-service commercial and consumer banking services, mortgage banking services, automobile financing, investment management, trust services and other financial products and services.

KeyCorp, headquartered in Cleveland, Ohio, through its subsidiaries, conducts a commercial and retail banking business via full-service banking offices located throughout the United States. The company also provides trust, personal financial cash management, investment banking, securities brokerage and international banking services.

Meredith Corporation, headquartered in Des Moines, Iowa, a media and marketing company, engages in magazine and book publishing, television broadcasting, integrated marketing and interactive media business in the United States.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a multi-bank holding company. Through its subsidiaries, the company offers a full range of banking services and originates multi-family mortgage, commercial real estate and construction loans.

Newell Brands Inc., headquartered in Hoboken, New Jersey, is a global manufacturer and full-service marketer of name-brand consumer products. The company markets its products through volume purchasers, including discount stores and warehouse clubs.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and additional states.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

PacWest Bancorp, headquartered in Beverly Hills, California, operates as the holding company for Pacific Western Bank, which provides commercial, industrial and private banking services in California and vicinity.

People's United Financial, Inc., headquartered in Bridgeport, Connecticut, is a bank holding company for People's United Bank, offering services to individual, corporate and municipal customers. The company has offices in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Principal Financial Group, Inc., headquartered in Des Moines, Iowa, is diversified in family insurance and financial services companies. The company provides retirement savings as well as investment and insurance products and services worldwide. The company also offers individual life and disability insurance, group life and health insurance, and residential mortgage loan origination and servicing in the United States.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States and worldwide. The company's products and services include life insurance, mutual funds, pension and retirement-related services and administration, annuities and asset management.

Sempra Energy, headquartered in San Diego, California, is an energy services company whose primary subsidiaries are San Diego Gas & Electric Company and Southern California Gas Company. The company, together with its subsidiaries, provides electric and gas service to San Diego and southern Orange Counties.

Trustmark Corporation, headquartered in Jackson, Mississippi, through its subsidiaries, provides banking and financial solutions to corporate institutions and individual customers in the states of Florida, Mississippi, Tennessee and Texas.

United Bankshares, Inc., headquartered in Charleston, West Virginia, through its subsidiaries, provides commercial and retail banking services in West Virginia, Maryland, Ohio, Pennsylvania, Virginia and Washington, D.C. The company also offers asset management, property title insurance, financial planning, investment banking and brokerage services.

Valley National Bancorp, headquartered in Wayne, New Jersey, is a regional bank holding company with branch locations in New Jersey, Alabama, Florida and New York. The company offers a variety of financial services products, including consumer lending, commercial lending and investment management.


                      European Target 20 Strategy Stocks


AXA S.A., headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

Banco Santander S.A., headquartered in Madrid, Spain, provides retail banking services for individuals, small and medium-sized businesses, and companies in Spain and internationally. The company operates in three segments: retail banking, global wholesale banking, and asset management and insurance.

BNP Paribas S.A., headquartered in Paris, France, provides banking and financial services worldwide. The company offers mortgage financing, foreign exchange services, asset management services, private banking services and life insurance. The company also advises on mergers and acquisitions, capital restructuring and privatizations.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.

British American Tobacco Plc, headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

Credit Agricole S.A., headquartered in Paris, France, provides retail, corporate, and investment banking products worldwide. The company acts as the central bank of the Credit Agricole Group and coordinates its sales and marketing.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand name "Mercedes-Benz," among others. The company also provides related financial services for its automotive and commercial operations.

Endesa, S.A., headquartered in Madrid, Spain, produces, transmits, distributes and supplies electricity to major utilities throughout Spain and has interests in coal mining companies.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

HSBC Holdings Plc, headquartered in London, England, is one of the largest banking and financial services organizations in the world. The company provides a comprehensive range of banking and related financial services worldwide.

ING Groep N.V., headquartered in Amsterdam, the Netherlands, is a financial institution servicing individuals, families, businesses and governments worldwide. The company offers a comprehensive range of financial services, including banking, investment, life insurance and retirement services.

Intesa Sanpaolo SpA, headquartered in Turin, Italy, offers banking and financial services throughout Italy, with offices elsewhere in Europe, Asia and the United States. The company serves medium and large-sized corporations, financial institutions and mutual funds.

KBC Groupe N.V., headquartered in Brussels, Belgium, provides banking and insurance services. The company offers mortgage and consumer loans; project financing, lease financing and factoring; life, health, commercial automobile, liability, industrial accident, and occupational insurance; and manages investment funds.

Nordea Bank Abp, headquartered in Helsinki, Finland, is a financial services company. The company provides banking and other related advisory services.

Orange, headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses and telecommunications operators worldwide.

Rio Tinto Plc, headquartered in London, England, is engaged in finding, mining and processing mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Royal Dutch Shell Plc (Class A), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Societe Generale S.A., headquartered in Paris, France, offers commercial, retail, investment, and private banking services. The company's services include consumer credit, vehicle lease financing, information technology equipment leasing, life and non-life insurance, custodian services, trade and project financing, currency exchange, treasury services and commodities futures brokerage services.

Telefonica, S.A., headquartered in Madrid, Spain, provides telecommunications services mainly to countries in Europe and Latin America. The company offers fixed-line and mobile telephone, Internet, and data transmission services to residential and corporate customers. The company also holds stakes in television stations, radio stations and production companies, and publishes directories.

Total S.A., headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.


                       Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________

Cisco Systems, Inc., headquartered in San Jose, California, is an information technology company. The company provides networking solutions that connect computing devices and computer networks for utilities, corporations, universities, governments and small to medium-size businesses worldwide.

The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in more than 200 countries and include the leading soft drink products in most of these countries.

Dow Inc., headquartered in Midland, Michigan, is a holding company. The company, through its subsidiary, engages in the processing and distribution of chemical products worldwide. The company was created in 2017 as a subsidiary of DowDuPont.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________

BT Group Plc, headquartered in London, England, provides telecommunication services in the United Kingdom and worldwide. The company's main operations include fixed-line services, mobile and television products and services, as well as broadband and networked information technology services. The company services consumers, small- to medium-size businesses and the public sector.

ITV Plc, headquartered in London, England, is a media company involved in news, broadcasting and production. The company owns all of the regional Channel 3 licenses in England and Wales. The company also owns ITV1, a commercial television channel, as well as ITV2, a partial interest in GMTV, and other interests.

Legal & General Group Plc, headquartered in London, England, is a holding company. The company provides savings, risk and investment management services through its subsidiaries. The company's products are sold through banks, independent financial advisors and directly to customers.

Lloyds Banking Group Plc, headquartered in London, England, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries. The company and its subsidiaries offer retail banking, mortgages, pensions, asset management, insurance services, corporate banking and treasury services.

Man Group Plc, headquartered in London, England, is a global investment management company. The company offers a broad range of products covering equity, credit, commodities and currency markets.


Hang Seng Index Companies
_________________________

Bank of China Ltd., headquartered in Beijing, China, provides a complete range of banking and other financial services to individual and corporate customers worldwide.

Bank of Communications Co., Ltd. (Class H), headquartered in Shanghai, China, provides commercial banking services including, RMB and foreign currency deposit, international and domestic settlement, loan, currency trading, letter of credit, and other related services.

China Construction Bank Corporation (Class H), headquartered in Beijing, China, provides a complete range of banking services and other financial services to individual and corporate customers. The bank's services include retail banking, international settlement, project finance and credit card services.

China Petroleum & Chemical Corporation (Sinopec) (Class H), headquartered in Beijing, China, explores for and produces crude oil and natural gas in China. The company also owns refineries that make petroleum and petrochemical products such as diesel, gasoline, jet fuel, kerosene, ethylene, synthetic rubber, synthetic fibers, synthetic resins, and chemical fertilizers. In addition, the company trades petrochemical products.

Sino Land Company Limited, headquartered in Hong Kong, through its subsidiaries, develops and invests in properties, trades and invests in securities, and provides financing services. The company also operates hotels and provides building management services.


                      Nasdaq(R) Target 15 Strategy Stocks


Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology company. The company develops, makes and markets human therapeutics based on advanced cellular and molecular biology.

Apple Inc., headquartered in Cupertino, California, is a technology company. The company designs, manufactures and markets personal computers, related personal computing and mobile communication devices through the company's retail and online stores, resellers and third-party wholesalers.

Applied Materials, Inc., headquartered in Santa Clara, California, is an information technology company. The company develops, manufactures, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.

Biogen Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company. The company primarily engages in the research, development and manufacture of targeted therapies for the treatment of neurodegenerative diseases, hematologic conditions and autoimmune disorders.

CDW Corporation, headquartered in Lincolnshire, Illinois, offers information technology products and services to business, government, health care and education customers. The company provides software, hardware, computer peripherals, network communication, cloud computing, mobile devices and security solutions.

Copart, Inc., headquartered in Dallas, Texas, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles over the Internet through its virtual bidding auction style sales technology. The company primarily sells vehicles to licensed dismantlers, rebuilders and used vehicle dealers.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. The company's principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

KLA Corporation, headquartered in Milpitas, California, designs and manufactures yield management and process monitoring systems for the semiconductor industry. The company's systems analyze process and product quality in the manufacture of circuits to identify fabrication problems, marketing its systems globally.

Lam Research Corporation, headquartered in Fremont, California, is an information technology company. The company designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits for a wide range of applications.

lululemon athletica inc., incorporated in the United States and headquartered in Vancouver, Canada, is a designer and retailer of athletic apparel and accessories for women and men. The company's yoga-inspired apparel is primarily marketed in North America, Australia and New Zealand.

Micron Technology, Inc., headquartered in Boise, Idaho, designs, develops, makes and sells semiconductor memory products, personal computer systems and network servers.

NetEase, Inc. (ADR), incorporated in the Cayman Islands and headquartered in Beijing, China, through its subsidiaries, operates an online community in China. The company operates in three segments: Online Game Services, Advertising Services and Wireless Value-added Services and others.

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones, infrastructure products, transportation management information systems and ground stations.

Skyworks Solutions, Inc., headquartered in Woburn, Massachusetts, is a semiconductor manufacturer. The company is focused on radio frequency and complete semiconductor system solutions for mobile communications applications.


                NYSE(R) International Target 25 Strategy Stocks


Brazil
______

Petroleo Brasileiro S.A. - Petrobras (ADR), headquartered in Rio de Janeiro, Brazil, seeks out, produces, markets and supplies oil, natural gas and related products. The company operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants and petrochemical units in South America and worldwide.

Canada
______

Canadian Natural Resources Limited, headquartered in Calgary, Canada, is a senior independent oil and natural gas exploration, development and production company. The company's operations are focused in Western Canada, the North Sea and offshore West Africa.

Magna International Inc. (Class A), headquartered in Aurora, Canada, is a global supplier of technologically advanced automotive components, systems and complete modules.

Nutrien Ltd., headquartered in Saskatchewan, Canada, is a provider of crop inputs and services such as potash, nitrogen, and phosphate products. The company serves clients in the agricultural, industrial, and feed industries.

France
______

Orange (ADR), headquartered in Paris, France, through its subsidiaries, offers various telecommunications services, which include fixed line telephony, wireless telephony, multimedia, Internet, data transmission, cable television and other services to consumers, businesses, and telecommunications operators worldwide.

Total S.A. (ADR), headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in more than 130 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.

Hong Kong
_________

China Mobile Limited (ADR), headquartered in Hong Kong, together with its subsidiaries, provides cellular telecommunications services in China and Hong Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

China Unicom (Hong Kong) Limited (ADR), headquartered in Hong Kong, offers a range of telecommunications services in China. An integrated telecommunications operator, the company's services include long distance, cellular, data and Internet access.

Ireland
_______

Johnson Controls International Plc, incorporated in Ireland and headquartered in Milwaukee, Wisconsin, is a fire protection, life safety, security and technology company. The company through its products and services operates in building efficiency, batteries and energy storage and fire safety and security solutions.

Italy
_____

Eni SpA (ADR), headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company generates and trades electricity and operates oil refineries. The company has operations internationally.

Japan
______

Canon Inc. (ADR), headquartered in Tokyo, Japan, is engaged in the development, manufacturing and sale of imaging technology solutions. The company's products include digital cameras and camcorders, inkjet printers, commercial photo printers, image scanners, photocopy machines and broadcast equipment. In addition, the company's imaging technology has applications in various industries, such as radiology systems and flat panel display equipment.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, develops, produces, and manufactures a variety of motor products, ranging from small general-purpose engines and scooters to specialty sports cars. The company markets its products globally and also provides financing to its dealers and customers.

Mitsubishi UFJ Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, operates as the holding company for The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation.

Sumitomo Mitsui Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, provides various consumer, commercial, corporate banking and other financial services globally. The company has four operating segments: commercial banking, leasing, securities and consumer finance.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks and buses in Japan and internationally. The company also builds homes and pleasure boats, and develops intelligent transportation systems such as radar cruise control and electronic toll collection.

Luxembourg
__________

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include cold-rolled sheets, electro-galvanized and coated steels, bars, wire rods and slabs.

The Netherlands
_______________

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Royal Dutch Shell Plc (ADR), incorporated in the United Kingdom and headquartered in The Hague, the Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide. The company's products are marketed for domestic, industrial and transport use.

Norway
______

Equinor ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

South Korea
___________

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells various steel products used mainly in construction, automobile and shipbuilding industries. The company's products include hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
_____

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in retail banking, asset management, private banking and wholesale banking operations worldwide.

Banco Santander S.A. (ADR), headquartered in Madrid, Spain, provides retail banking products and services internationally. The company operates in three business areas, including Retail Banking, Global Wholesale Banking and Asset Management and Insurance.

Switzerland
___________

Credit Suisse Group AG (ADR), headquartered in Zurich, Switzerland, is an international financial services provider. The company offers private banking, investment banking and asset management services to a global clientele.

UBS Group AG, headquartered in Zurich, Switzerland, together with its subsidiaries, provides a variety of banking services worldwide. The company offers wealth management services, retail and corporate asset management and investment banking products.

United Kingdom
______________

BP Plc (ADR), headquartered in London, England, produces and markets crude oil and petroleum products worldwide. The company is engaged in the exploration, field development and production of natural gas and oil throughout the world. The company also refines, manufactures and markets petroleum and petrochemical products to wholesale and retail customers.


              S&P Dividend Aristocrats Target 25 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer, office and safety products for distribution worldwide. The company's products include adhesives, abrasives and "Scotch" brand products. The company also manufactures the 3M Electronic Marker System
(EMS), markers for utility usage (water, wastewater or gas) which relocate buried markers via low-band frequencies.

Aflac Incorporated, headquartered in Columbus, Georgia, provides supplemental insurance to individuals. The company's products include short-term disability plans, accident/disability plans, hospital intensive care plans, cancer expense plans and fixed-benefit dental plans.

Air Products and Chemicals, Inc., headquartered in Allentown, Pennsylvania, is an industrial gases company. The company recovers and distributes industrial gases and a variety of medical and specialty gases; produces polymer chemicals, performance chemicals and supplies cryogenic and other process equipment and related engineering services.

A.O. Smith Corporation, headquartered in Milwaukee, Wisconsin, is a diversified manufacturer whose major product lines include hermetic and fractional horsepower electric motors. The company also manufactures commercial and residential water heaters.

Archer-Daniels-Midland Company, headquartered in Chicago, Illinois, is engaged in the business of procuring, transporting, storing, processing, and merchandising agricultural commodities and products, including oil seeds, corn and wheat.

Caterpillar Inc., headquartered in Deerfield, Illinois, makes earthmoving, construction and materials handling machinery and equipment. The company also provides financing and insurance and distributes its equipment through a global network of dealers.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

Cincinnati Financial Corporation, headquartered in Fairfield, Ohio, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products and provides leasing and financing and investment management services to institutions, corporations and individuals.

Emerson Electric Co., headquartered in St. Louis, Missouri, is a diversified manufacturing company. The company designs, makes and sells electrical, electromechanical and electronic products and systems.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other mineral properties, makes and sells petrochemicals and owns interests in electrical power generation facilities.

Franklin Resources, Inc., headquartered in San Mateo, California, provides individual and institutional investors worldwide with a broad range of investment products and services designed to meet varying investment objectives. The company provides services to high net worth individuals as well as investors in retirement and mutual funds.

General Dynamics Corporation, headquartered in Falls Church, Virginia, is an aerospace and defense company. The company's products and services include business aviation, combat vehicles, weapons systems, information technology services and marine systems.

Genuine Parts Company, headquartered in Atlanta, Georgia, is a wholesale distributor of automotive replacement parts, industrial replacement parts, office products and electrical/electronic materials. The company provides services in the United States, Canada and Mexico.

Hormel Foods Corporation, headquartered in Austin, Minnesota, engages in the production and marketing of various meat and food products. The company primarily operates in the United States.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells health care products, medical devices and pharmaceuticals globally. The company provides research and other related support and services for the consumer, pharmaceutical and medical diagnostic markets.

Linde Plc, headquartered in Guildford, England, is an industrial gas company. The company's products are used in a variety of industries, including the petrochemicals, mining, medicine, food and aerospace industries.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries, are engaged in the manufacture and sale of steel products internationally. The company's products include hot-rolled, cold-rolled and galvanized sheet, cold finished steel, bar steel and more.

Pentair Plc, incorporated in Ireland and headquartered in London, England, together with its subsidiaries, is a water industrial manufacturing company. The company offers globally sustainable water solutions for residential, industrial, commercial, agricultural and infrastructure applications.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages internationally, including "Pepsi," "Gatorade," "Mountain Dew," "Sierra Mist," "Tropicana" and "Aquafina" brands. In North America, the company's Frito-Lay segment offers a variety of chips, snacks and dips, including "Doritos," "Ruffles" and "Cheetos."

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

T. Rowe Price Group, Inc., headquartered in Baltimore, Maryland, is a financial services holding company. The company, through its subsidiaries, serves as an investment advisor to both individual and institutional investors and manages a variety of stock, bond and money market mutual funds.

V.F. Corporation, headquartered in Greensboro, North Carolina, is a holding company whose subsidiaries design, manufacture and market branded jeanswear, intimate apparel, knitwear, children's playwear and other apparel.

Walgreens Boots Alliance, Inc., headquartered in Deerfield, Illinois, with its subsidiaries, operates a global network of pharmacies with a presence in more than 25 countries. The company provides consumer goods and services, health and wellness services, prescription and non-prescription drugs, general merchandise, household items, personal care, photofinishing, candy and beauty care, as well as specialty pharmacy services for chronic health issues.

Walmart, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair and operating supplies, services and related information. The company provides its services to commercial, industrial, contractor and institutional markets globally.


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The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, private passenger automobile and homeowners policies and offers life insurance, annuity and group pension products. The company markets its products through independent agents and brokers, and also directly through call centers and the Internet.

Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc. and several other companies that were owned by or tied to Google Inc.

Apple Inc., headquartered in Cupertino, California, is a technology company. The company designs, manufactures and markets personal computers, related personal computing and mobile communication devices through the company's retail and online stores, resellers and third-party wholesalers.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Cabot Oil & Gas Corporation, headquartered in Houston, Texas, produces and markets natural gas in the United States. The company holds interests in the Gulf Coast, the West and the East. The company conducts operations in Texas and the Louisiana Gulf Coast, Wyoming, Oklahoma, the Texas panhandle, southwest Kansas and the Appalachian basin.

Cintas Corporation, headquartered in Cincinnati, Ohio, designs and manufactures corporate identity uniforms which they rent or sell to customers, along with non-uniform equipment. The company also offers ancillary products which include the sale or rental of walk-off mats, fender covers, towels, mops and linen products.

ConocoPhillips, headquartered in Houston, Texas, explores for and produces crude oil and natural gas worldwide, markets refined products and manufactures chemicals. The company's chemicals segment manufactures and markets petrochemicals and plastics on a worldwide basis.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms. The company also produces casual video games and sells digital content.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides health care management services in the United States.

Facebook, Inc. (Class A), headquartered in Menlo Park, California, is an information technology company. The company designs and operates various social media products that enable people to connect and share data through mobile devices and other platforms.

Masco Corporation, headquartered in Livonia, Michigan, is a manufacturer of home improvement and building products. The company's products are sold through hardware stores, mass merchandisers, homebuilders and other outlets for consumers and contractors.

Mettler-Toledo International Inc., incorporated in the United States and dually headquartered in Greifensee, Switzerland and Columbus, Ohio, supplies precision instruments and services worldwide. The company offers various laboratory and industrial instruments, and retail weighing instruments for use in laboratory, industrial and food retailing applications.

MSCI Inc., headquartered in New York, New York, provides investment decision support tools, including indexes and portfolio risk and performance analytics for use by institutions in managing equity, fixed income and multi-asset class portfolios.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages internationally, including "Pepsi," "Gatorade," "Mountain Dew," "Sierra Mist," "Tropicana" and "Aquafina" brands. In North America, the company's Frito-Lay segment offers a variety of chips, snacks and dips, including "Doritos," "Ruffles" and "Cheetos."

Phillips 66, headquartered in Houston, Texas, is an energy manufacturing and logistics company. The company has operations in midstream, chemicals, refining, and marketing and specialties businesses.

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

Ross Stores, Inc., headquartered in Dublin, California, operates a chain of off-price retail apparel and home accessories stores. The stores offer brand name and designer merchandise at low everyday prices.

S&P Global Inc., headquartered in New York, New York, is a financial intelligence company. The company provides clients with information regarding credit ratings, benchmarks, and analytics to capital and commodity markets worldwide.

Starbucks Corporation, headquartered in Seattle, Washington, is a specialty coffee retailer. The company produces and sells its coffee, tea and specialty beverages in company stores and also through licensed stores, grocery stores and foodservice accounts.

Sysco Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

VeriSign, Inc., headquartered in Reston, Virginia, provides digital certificate solutions and infrastructure needed to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets. The company's products are used by corporations, government agencies, trading partners and individuals.

Walmart, Inc., headquartered in Bentonville, Arkansas, is an international consumer staples company. The company owns and operates retail department stores, supercenters, full-line supermarkets and warehouse clubs.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography instruments, chromatography columns and other consumables, and related services.


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Abercrombie & Fitch Co. (Class A), headquartered in New Albany, Ohio, is a specialty retailer of casual apparel for men, women and children. The company operates stores under the brand names "Abercrombie & Fitch," "abercrombie" and "Hollister," in the United States and internationally.

Allegheny Technologies Incorporated, headquartered in Pittsburgh,
Pennsylvania, is a manufacturing company. The company produces a range of specialty materials and components, including seamless tubes, castings, nickel-based alloys and stainless steel products.

AngioDynamics, Inc., headquartered in Latham, New York, is engaged in the design, development, manufacturing and marketing of medical, surgical and diagnostic devices. The company's products are used in procedures to treat peripheral vascular disease and in oncology and surgical settings.

Associated Banc-Corp, headquartered in Green Bay, Wisconsin, is a bank holding company whose subsidiaries provide services through locations in Wisconsin, Illinois and Minnesota. The company provides a variety of financial products and services, including deposit, checking and lending services for consumers and businesses, equipment leases and investment management services.

Atlas Air Worldwide Holdings, Inc., headquartered in Purchase, New York, through its subsidiaries, provides aircraft, crew and maintenance to major airlines globally. The company also provides military and commercial air charter services.

Bank OZK, headquartered in Little Rock, Arkansas, is a regional bank. The bank provides a range of financial and banking services, including mortgage lending, wealth management, and various leasing services.

Benchmark Electronics, Inc., headquartered in Tempe, Arizona, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.

Bonanza Creek Energy, Inc., headquartered in Denver, Colorado, is an oil and natural gas company. The company's assets and operations are located in the Rocky Mountain region and in southern Arkansas.

Brighthouse Financial, Inc., headquartered in Charlotte, North Carolina, is an financial services company. The company provides investment management and insurance services in the United States.

Callon Petroleum Company, headquartered in Natchez, Mississippi, engages in the exploration, development, acquisition and production of oil and gas properties.

Chesapeake Energy Corporation, headquartered in Oklahoma City, Oklahoma, is engaged in the exploration, development and production of oil and natural gas. The company also offers marketing, drilling and other oilfield services.

CNO Financial Group, Inc., headquartered in Carmel, Indiana, is an insurance company. Together with its subsidiaries, the company develops, markets and administers health insurance, annuity, life insurance and other insurance products for senior and middle-income markets in the United States.

Colfax Corporation, headquartered in Annapolis Junction, Maryland, engages in the design, manufacture and marketing of fluid handling products to commercial marine, oil and gas, power generation, defense and general industrial sectors worldwide.

CONSOL Energy Inc., headquartered in Canonsburg, Pennsylvania, is an energy services provider. The company operates mining complexes in coal reserves in the United States.

Cooper Tire & Rubber Company, headquartered in Findlay, Ohio, is engaged in the conversion of natural and synthetic rubbers into a variety of carbon black reinforced rubber products, including tires, inner tubes, vibration control products and hose assemblies.

Dana Inc., headquartered in Maumee, Ohio, engages in the design, manufacture and distribution of driveline, sealing and thermal management products for vehicle manufacturers worldwide. The company serves the light vehicle, heavy truck, off-highway and industrial markets.

Denbury Resources Inc., headquartered in Plano, Texas, operates as an independent oil and natural gas company. The company's primary focus is enhanced oil recovery using carbon dioxide. The company holds properties throughout the United States.

Domtar Corporation, headquartered in Fort Mill, South Carolina, engages in the design, manufacture, marketing and distribution of fiber-based products. The company's products include uncoated freesheet paper, specialty and packaging papers, and absorbent hygiene products.

East West Bancorp, Inc., headquartered in Pasadena, California, is the holding company for East West Bank and other subsidiaries. The company provides personal and commercial banking services to small and medium-sized businesses, business executives, professionals and other individuals.

Encore Capital Group, Inc., headquartered in San Diego, California, is an international specialty finance company. The company provides debt recovery solutions for consumers and property owners across a broad range of financial assets.

EQT Corporation, headquartered in Pittsburgh, Pennsylvania, is an integrated energy company, with emphasis on Appalachian area natural gas supply, natural gas transmission and distribution and energy management services. The company serves customers throughout the United States.

Express, Inc., headquartered in Columbus, Ohio, is a specialty apparel and accessories retailer. The company offers both women's and men's merchandise in retail locations throughout the United States.

F.N.B. Corporation, headquartered in Pittsburgh, Pennsylvania, is a financial holding company that provides a variety of financial services to individuals and small to medium-sized businesses. The company, through its subsidiaries, offers services in Pennsylvania, Kentucky, Maryland, Ohio, Tennessee and West Virginia.

FGL Holdings, headquartered in the Cayman Islands, is a holding company. Through its subsidiaries, the company offers fixed annuities and life insurance products in the United States.

First Midwest Bancorp, Inc., headquartered in Chicago, Illinois, is a bank holding company that operates First Midwest Bank. The company provides various commercial and retail banking services with branches in metropolitan Chicago and throughout the midwest.

The Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, is an international manufacturer and distributor of tires and rubber products. The company has operations in most regions of the world. The company also provides related products and services.

Gulfport Energy Corporation, headquartered in Oklahoma City, Oklahoma, is an independent oil and natural gas exploration and production company. The company is engaged in the acquisition and production of crude oil, natural gas liquids and natural gas in the United States.

Hancock Whitney Corporation, headquartered in Gulfport, Mississippi, is a bank holding company for Hancock Whitney Bank. It provides a range of banking services to commercial, small business and retail customers.

HighPoint Resources Corporation, headquartered in Denver, Colorado, engages in the development, exploration and production of oil and natural gas.

Invacare Corporation, headquartered in Elyria, Ohio, designs, manufactures and distributes medical equipment for the home healthcare and extended care markets. The company's products include wheelchairs, homecare beds, respiratory, patient aids, and seating and positioning products.

iStar Inc., headquartered in New York, New York, is a self-managed real estate investment trust which originates, acquires, and services senior and subordinate loans that are unsecured or secured primarily by commercial real estate.

J.C. Penney Company, Inc., headquartered in Plano, Texas, is a holding company whose principal subsidiary is J.C. Penney Corporation, a department store chain. The company's business consists of selling merchandise and services to consumers through their department stores and website.

JetBlue Airways Corporation, headquartered in Long Island City, New York, is a low-fare, low-cost passenger airline that provides service primarily on point-to-point routes across the United States, the Caribbean and Latin America.

Mack-Cali Realty Corporation, headquartered in Jersey City, New Jersey, is a self-managed real estate investment trust. The company owns and operates a real estate portfolio comprised predominantly of Class A office and office/flex properties located primarily in the Northeast.

Matador Resources Company, headquartered in Dallas, Texas, is an independent energy company engaged in the exploration and production of oil and natural gas resources. The company primarily holds interest in the South and Southwest regions of the United States.

Murphy Oil Corporation, headquartered in El Dorado, Arkansas, is a worldwide oil and gas exploration and production company with refining and marketing operations. The company's principal activities are located in the United States and the United Kingdom but conducts pipeline and crude oil trading operations in Canada and East Asia.

Nabors Industries Ltd., headquartered in Hamilton, Bermuda, operates a land-based drilling rig fleet and is a provider of offshore platform and drilling rigs in the United States and numerous international markets. The company also provides equipment manufacturing, rig instrumentation, optimization software and directional drilling services.

Navient Corporation, headquartered in Wilmington, Delaware, holds a portfolio of education loans insured or guaranteed under the Federal Family Education Loan Program. The company also services and collects education loans for banks, credit unions and non-profit education lenders.

Oasis Petroleum Inc., headquartered in Houston, Texas, is an energy company. Together with its subsidiaries, the company is focused on the acquisition and development of onshore, unconventional oil and natural gas resources in the United States.

Office Depot, Inc., headquartered in Boca Raton, Florida, operates a chain of retail office products stores and provides delivery of its products in the United States and Canada to store and catalog customers. The company is also a full-service contract stationer serving businesses throughout the United States.

Patterson-UTI Energy, Inc., headquartered in Houston, Texas, is a provider of domestic land-based drilling services to major independent oil and natural gas companies in North America. The company is also engaged in pressure pumping, exploration and drilling.

PDC Energy, Inc., headquartered in Denver, Colorado, is an independent exploration and production company that produces, develops, acquires and explores for crude oil and natural gas. The company has operations in various parts of the United States.

Penn Virginia Corporation, headquartered in Houston, Texas, is an oil and gas company. The company is involved in onshore exploration, development, and production of crude oil and natural gas within the United States.

QEP Resources, Inc., headquartered in Denver, Colorado, through its subsidiaries, engages in the acquisition, exploration, development and production of natural gas, oil and natural gas liquids. The company has operations in the Rocky Mountain region of Wyoming, Utah, Colorado and North Dakota; and the southern region, primarily Texas and Louisiana.

Ryder System, Inc., headquartered in Miami, Florida, is a provider of transportation and supply chain management solutions.

ScanSource, Inc., headquartered in Greenville, South Carolina, is an information technology company. Together with its subsidiaries, the company provides value-added products and solutions for point-of-sale, payments, physical security, barcode and telecom markets, among others.

Signature Bank, headquartered in New York, New York, provides business and personal banking products and services in the New York metropolitan area.

Signet Jewelers Limited, headquartered in Hamilton, Bermuda, is a specialty jewelry retailer. The company operates in the United States, the United Kingdom and Canada under the name brands of "Ernest Jones," "H.Samuel," "Jared The Galleria Of Jewelry," "Kay Jewelers," "Peoples," "Piercing Pagoda" and "Zales."

SLM Corporation, headquartered in Newark, Delaware, also known as "Sallie Mae," provides a wide range of financial services, processing capabilities and information technology to meet the needs of educational institutions, lenders and students.

SM Energy Company, headquartered in Denver, Colorado, is an independent energy company engaged in the exploration for and the development, acquisition and production of crude oil and natural gas resources in the United States.

Southwestern Energy Company, headquartered in Spring, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.

Stifel Financial Corp., headquartered in St. Louis, Missouri, together with its subsidiaries, is a bank holding company. The company offers securities-related financial and money management services throughout the United States and parts of Europe.

Synovus Financial Corp., headquartered in Columbus, Georgia, is a financial services and bank holding company. The company, through its subsidiaries, provides retail and commercial banking, mortgage services, investment and brokerage services, commercial and real estate loans, automated banking services and bank credit card services.

Transocean Ltd., incorporated in Switzerland and dually headquartered in Vernier, Switzerland and Houston, Texas, is an international provider of offshore and inland marine contract drilling services for oil and gas wells. The company specializes in technically demanding drilling situations, including deepwater or harsh environments.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and internationally. The company's products include highway guardrail and safety products, tank and freight railcars, tank barges and ready-mix concrete.

Umpqua Holdings Corporation, headquartered in Portland, Oregon, is a financial holding company. The company offers commercial banking services and retail brokerage services through its wholly-owned subsidiaries.

Valaris Plc, headquartered in London, England, is a global offshore contract drilling company. Together with its subsidiaries, the company serves the oil and gas industry with contract drilling services and owns and operates a fleet of offshore drilling rigs.

Whiting Petroleum Corporation, headquartered in Denver, Colorado, is an oil and gas company. The company engages in oil and natural gas exploration, acquisition and production activities in the Gulf Coast/Permian Basin, Rocky Mountains, Michigan and Mid-Continent regions of the United States.

World Fuel Services Corporation, headquartered in Miami, Florida, together with its subsidiaries, is a global fuel logistics, transaction management and payment processing company. The company services the aviation, marine and land transportation industries.

WPX Energy, Inc., headquartered in Tulsa, Oklahoma, an independent natural gas and oil exploration and production company, engages in the exploitation and development of long-life unconventional properties.


                  Target Diversified Dividend Strategy Stocks


AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

B&G Foods, Inc., headquartered in Parsippany, New Jersey, is engaged in the manufacture, marketing and distribution of shelf-stable foods though supermarkets, distributors, catalogs, and other sales channels. Products include baked beans, salsa, maple syrup, pickles, meat spreads, and vinegars under various brand names.

Bank OZK, headquartered in Little Rock, Arkansas, is a regional bank. The bank provides a range of financial and banking services, including mortgage lending, wealth management, and various leasing services.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States. The company offers a variety of consumables, seasonal products, furniture, housewares, toys and gifts.

Carnival Corporation, incorporated in Panama and headquartered in Miami, Florida, owns and operates cruise lines worldwide. The company offers cruise vacations under "Carnival Cruise Lines" and "Princess Cruises," among others.

CenterPoint Energy, Inc., headquartered in Houston, Texas, through its subsidiaries, operates as a public utility holding and an energy delivery company in the United States. The company offers electric transmission and distribution services to retail electric providers, municipalities, electric cooperatives and other distribution companies.

The Chemours Company, headquartered in Wilmington, Delaware, is a performance chemicals company. The company both manufactures and distributes chemicals including titanium dioxide, refrigerants, industrial fluropolymer resins and other specialty chemicals used in gold producing, oil refining and other industries.

Citizens Financial Group, Inc., headquartered in Providence, Rhode Island, provides a full range of commercial banking services for retail customers. The company offers consumer loans, commercial loans and mortgage loans.

CVS Health Corporation, headquartered in Woonsocket, Rhode Island, is a drugstore chain specializing in prescription drugs, over-the-counter drugs, photofinishing services and film, greeting cards, beauty and cosmetics, convenience foods and seasonal merchandise.

Delek US Holdings, Inc., headquartered in Brentwood, Tennessee, is a diversified downstream energy company. The company gathers, refines, transports, stores and markets petroleum. The company also operates convenience stores, asphalt terminals, and biodiesel fuel producers.

Duke Energy Corporation, headquartered in Charlotte, North Carolina, is a utility company. Together with its subsidiaries, the company provides electric service, operates interstate natural gas pipelines, and markets electricity, natural gas and natural gas liquids.

Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company. Together with its subsidiaries, the company owns, contracts and invests in electric generating facilities such as nuclear, hydroelectric generation, wind and solar facilities.

Gannett Co. Inc., headquartered in New York, New York, owns, operates and invests in local media assets.

GasLog Ltd., incorporated in Bermuda and headquartered in Monte Carlo, Monaco, is a natural gas company. The company owns, operates, and manages a fleet of liquified natural gas carriers.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases. The company develops treatments for diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

The Goodyear Tire & Rubber Company, headquartered in Akron, Ohio, is an international manufacturer and distributor of tires and rubber products. The company has operations in most regions of the world. The company also provides related products and services.

The Greenbrier Companies, Inc., headquartered in Lake Oswego, Oregon, is a supplier of transportation equipment and services to the railroad and related industries. The company produces railcars, tank cars and marine vessels. The company also offers management services for leasing and transportation companies in North America.

Hewlett Packard Enterprise Company, headquartered in San Jose, California, is a technology solutions provider offering servers, management software, storage solutions and networking products to business enterprises. The company also offers consultation, outsourcing and support services.

HollyFrontier Corporation, headquartered in Dallas, Texas, is an independent petroleum refiner producing, transporting and storing high-value light products such as gasoline, diesel fuel and jet fuel through its affiliates. The company's refineries serve markets in the Mid-Continent, Southwest and Rocky Mountain regions of the United States.

HP Inc., headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Ituran Location and Control Ltd., headquartered in Azur, Israel, is a location-based services provider. The company provides stolen vehicle recovery, fleet management and other tracking services.

Juniper Networks, Inc., headquartered in Sunnyvale, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

Marathon Petroleum Corporation, headquartered in Findlay, Ohio, together with its subsidiaries, refines, markets and transports petroleum products. The company's operations are concentrated primarily in the Midwest, Southeast and Gulf Coast regions of the United States. The company has retail operations under the brand names "Marathon" and "Speedway."

Mercer International Inc., incorporated in the United States and headquartered in Vancouver, Canada, together with its subsidiaries, manufactures and sells northern bleached softwood kraft (NBSK) pulp produced principally from wood chips and pulp logs, as well as carbon neutral or green energy using carbon-neutral biofuels. The company sells its pulp to tissue, printing and writing paper manufacturers worldwide and green energy to third party utilities.

Meredith Corporation, headquartered in Des Moines, Iowa, a media and marketing company, engages in magazine and book publishing, television broadcasting, integrated marketing and interactive media business in the United States.

Molson Coors Beverage Company, headquartered in Denver, Colorado, is a multinational brewing company. The company produces beers that are designed to appeal to a range of consumer tastes, styles and price preferences.

National Fuel Gas Company, headquartered in Williamsville, New York, is a diversified energy company with operations in six segments: Utility, Pipeline and Storage, Exploration and Production, International, Energy Marketing and Timber.

PACCAR Inc, headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Patterson Companies, Inc., headquartered in St. Paul, Minnesota, distributes dental supplies and equipment to dentists, dental laboratories and institutions in the United States and Canada. The company also produces veterinary supplies for companion pets which it distributes to veterinarians.

Penske Automotive Group, Inc., headquartered in Bloomfield Hills, Michigan, is engaged in the sale of new and used motor vehicles and related products and services, including vehicle service and parts, finance and other aftermarket products through a network of franchised automobile dealerships.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, anti-fungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Prudential Financial, Inc., headquartered in Newark, New Jersey, operates as a financial services institution in the United States and worldwide. The company's products and services include life insurance, mutual funds, pension and retirement-related services and administration, annuities and asset management.

Ryder System, Inc., headquartered in Miami, Florida, is a provider of transportation and supply chain management solutions.

Sinclair Broadcast Group, Inc., headquartered in Hunt Valley, Maryland, a television broadcasting company, engages in the ownership and provision of programming, operating and sales services to television stations in the United States.

SpartanNash Company, headquartered in Grand Rapids, Michigan, engages in distributing and retailing groceries in the United States. The company offers dry groceries, produce, dairy products, meat, frozen food, seafood, floral products, general merchandise, beverages, tobacco products, health and beauty care products, delicatessen items, and bakery goods, as well as pharmacy services.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and internationally. The company's products include highway guardrail and safety products, tank and freight railcars, tank barges and ready-mix concrete.

Trinseo S.A., incorporated in Luxembourg and headquartered in Berwyn, Pennsylvania, manufactures and markets various emulsion polymers and plastics globally. The company's products are used in tires and other products for automobiles, carpet and artificial turf backing, packaging, appliances, medical devices, consumer electronics and construction applications.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant that has additional operations in agri-products and also distributes lumber and building products. The company markets its products globally.

Unum Group, headquartered in Chattanooga, Tennessee, is the parent holding company for a group of insurance and non-insurance companies that collectively operate throughout North America and the United Kingdom. The company provides long-term and short-term disability, group, individual and corporate-owned life insurance and pension insurance products.

WestRock Company, headquartered in Atlanta, Georgia, is a materials company. The company manufactures and markets paper and packaging supplies to consumer and corrugated markets on several continents.


                Target Global Dividend Leaders Strategy Stocks

                                DOMESTIC STOCKS


Artisan Partners Asset Management Inc., headquartered in Milwaukee, Wisconsin, is an investment management firm. The company, together with its subsidiaries, is focused on providing high value added investment strategies to sophisticated investors worldwide.

AT&T Inc., headquartered in Dallas, Texas, is a telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed

DSL Internet, local and long-distance voice services, wireless services, directory publishing and advertising services.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States. The company offers a variety of consumables, seasonal products, furniture, housewares, toys and gifts.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

The Chemours Company, headquartered in Wilmington, Delaware, is a performance chemicals company. The company both manufactures and distributes chemicals including titanium dioxide, refrigerants, industrial fluropolymer resins and other specialty chemicals used in gold producing, oil refining and other industries.

Chevron Corporation, headquartered in San Ramon, California, is an integrated energy company. The company explores, develops and produces crude oil and natural gas and refines it into industrial petroleum products.

Cohen & Steers, Inc., headquartered in New York, New York, together with its subsidiaries, is a registered investment advisor serving individual and institutional investors worldwide. The company manages open-end and closed-end mutual funds, as well as alternative investment strategies.

CVR Energy, Inc., headquartered in Sugar Land, Texas, together with its subsidiaries, refines and markets transportation fuels in the United States. The company is also engaged in the production of ammonia-based fertilizers.

The Gap, Inc., headquartered in San Francisco, California, operates specialty retail stores in the United States, Canada, France, Germany, Japan and the United Kingdom. The company's stores sell casual apparel, shoes and other accessories for men, women and children under a variety of brand names, including "Gap," "GapKids," "babyGap," "Banana Republic" and "Old Navy."

Greif, Inc., headquartered in Delaware, Ohio, engages in the manufacture and sale of industrial packaging products, container board and corrugated products worldwide.

PACCAR Inc, headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

Philip Morris International Inc., headquartered in New York, New York, produces, markets and distributes a variety of branded cigarette and tobacco products. The company's products are marketed outside the United States through subsidiaries and affiliates.

PPL Corporation, headquartered in Allentown, Pennsylvania, is an energy and utility holding company that, through its subsidiaries, generates electricity in power plants in the northeastern and western United States and Kentucky. The company also provides electricity service in the United Kingdom.

Rent-A-Center, Inc., headquartered in Plano, Texas, operates franchised and company-owned rent-to-own stores. The company's stores offer home electronics, appliances, furniture and accessories primarily to individuals under flexible rental purchase agreements that allow the customer to obtain ownership at the conclusion of an agreed upon rental period.

The Southern Company, headquartered in Atlanta, Georgia, through its wholly owned subsidiaries, supplies electricity in Alabama, Florida, Georgia and Mississippi. The company is involved in electricity generation, transmission and distribution through coal, nuclear, oil, gas and hydro resources.

Valero Energy Corporation, headquartered in San Antonio, Texas, is an independent petroleum refining and ethanol producing company. The company is engaged in the production, transportation and marketing of environmentally clean fuels and products.

Verizon Communications Inc., headquartered in New York, New York, is an integrated telecommunications company. The company provides wireline voice and data services, wireless services and Internet service worldwide. Through its subsidiary, the company also provides network services for the U.S. federal government including business phone lines, data services, telecommunications equipment and pay phones.

Waddell & Reed Financial, Inc., headquartered in Overland Park, Kansas, is a holding company. Through its subsidiaries, the company provides investment products and services.

Warrior Met Coal, Inc., headquartered in Brookwood, Alabama, is a coal production company. The company operates two mines in Alabama.

WestRock Company, headquartered in Atlanta, Georgia, is a materials company. The company manufactures and markets paper and packaging supplies to consumer and corrugated markets on several continents.


                             INTERNATIONAL STOCKS


Carnival Corporation, incorporated in Panama and headquartered in Miami, Florida, owns and operates cruise lines worldwide. The company offers cruise vacations under "Carnival Cruise Lines" and "Princess Cruises," among others.

China Mobile Limited (ADR), headquartered in Hong Kong, together with its subsidiaries, provides cellular telecommunications services in China and Hong Kong. The company also designs and markets electronic communication products and provides non-banking financial services.

CNOOC Limited (ADR), incorporated in Hong Kong and headquartered in Beijing, China, through its subsidiaries, engages in the exploration, development, and production of crude oil and natural gas. The company has operations throughout the world.

Companhia Energetica de Minas Gerais-CEMIG (ADR), headquartered in Belo Horizonte, Brazil, is an integrated energy company engaged in the generation, transmission and distribution of electricity in the state of Minas Gerais, Brazil. The company is also involved in the acquisition, transportation, distribution and sale of natural gas.

Companhia Paranaense de Energia-Copel (Preference, ADR), headquartered in Curitiba, Brazil, through its subsidiaries, engages in the generation, transmission and distribution of electricity. The company serves industrial, residential, commercial and rural customers primarily in the state of Parana, Brazil.

Companhia Siderurgica Nacional S.A. (CSN) (ADR), headquartered in Sao Paulo, Brazil, is engaged in the manufacture of iron and steel in Brazil and internationally. The company manufactures and distributes steel products to various industries, including the automobile, auto parts, civil construction, electrical equipment and packaging industries.

Costamare Inc., incorporated in the Marshall Islands and headquartered in Monaco, owns and charters container ships to liner companies worldwide.

Ecopetrol S.A. (ADR), headquartered in Bogota, Colombia, engages primarily in the exploration, production, refining, transportation and commercialization of crude oil and gas in South America.

Equinor ASA, headquartered in Stavanger, Norway, is the largest integrated oil and gas company in Scandinavia, producing oil and gas from the Norwegian Continental Shelf and other regions.

Fiat Chrysler Automobiles N.V., incorporated in the Netherlands and headquartered in London, England, is an international automotive group. The company is engaged in designing, manufacturing, engineering, distributing and selling vehicles and production systems.

Janus Henderson Group Plc, headquartered in London, England, is an investment management company. The company globally provides management solutions for a variety of individual, advisor and institutional investments.

LyondellBasell Industries N.V., headquartered in Rotterdam, the Netherlands, is an independent chemical company. Together with its subsidiaries, the company manufactures and markets chemicals and polymers used for packaging, durable textiles, clean fuels, medical applications and automotive parts.

Mobile TeleSystems PJSC (ADR), headquartered in Moscow, Russia, is a telecommunications group providing mobile communications and fixed voice telecommunications services in Russia, eastern Europe and central Asia. The company also offers broadband and pay TV, as well as content and entertainment services.

ORIX Corporation (ADR), headquartered in Minato-Ku, Japan, is a worldwide provider of financial services. The company provides real estate, life insurance, corporate finance and banking services.

Rio Tinto Plc (ADR), headquartered in London, England, is engaged in finding, mining and processing the earth's mineral resources. The company's major products include aluminum, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc and zircon) and iron ore.

Seagate Technology Plc, headquartered in Dublin, Ireland, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers. The company also offers data protection, online backup and data recovery services.

Ternium S.A. (ADR), headquartered in Luxembourg City, Luxembourg, through its primarily Latin American-based subsidiaries, engages in the manufacture and distribution of processed steel products. The company's products include steel sheets and rolled coils, pre-painted sheets, steel bars and wire rod.

Triton International Limited, headquartered in Hamilton, Bermuda, leases intermodal containers and chassis. Together with its subsidiaries, the company both leases and trades shipping equipment.

VEON Ltd. (ADR), headquartered in Amsterdam, the Netherlands, is a communications services provider. The company enables voice and data services through a range of wireless, fixed and broadband technologies.

Vermilion Energy Inc., headquartered in Calgary, Canada, acquires and produces oil and natural gas internationally. The company owns interests in developed and undeveloped land, as well as oil and gas wells.


                                     REITS


Arbor Realty Trust, Inc., headquartered in Uniondale, New York, together with its wholly-owned subsidiaries, is a real estate investment trust. The company specializes in multifamily and commercial real estate-related bridge and mezzanine loans.

Brandywine Realty Trust, headquartered in Philadelphia, Pennsylvania, is a self-managed real estate investment trust which owns a portfolio of primarily suburban office and industrial buildings located mainly in the Mid-Atlantic region of the United States. The company also owns an interest in and operates a commercial real estate management services company.

Brixmor Property Group Inc., headquartered in New York, New York, together with its subsidiaries, is a real estate investment trust which owns and operates grocery shopping centers. The company serves customers in the United States.

CoreCivic, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that specializes in owning, operating and managing prisons and other correctional facilities. The company also provides inmate residential and prisoner transportation services for governmental agencies.

Gaming and Leisure Properties, Inc., headquartered in Wyomissing,
Pennsylvania, is a real estate investment trust. The company owns and leases casino facilities.

Healthpeak Properties Inc., headquartered in Irvine, California, operates as a real estate investment trust that, through its subsidiaries and joint ventures, invests in health care-related properties and provides mortgage financing on health care facilities.

Host Hotels & Resorts, Inc., headquartered in Bethesda, Maryland, is a publicly owned real estate investment trust engaged in the ownership and operation of hotel properties. The company specializes in luxury, full-service properties.

Lamar Advertising Company, headquartered in Baton Rouge, Louisiana, is a real estate investment trust. The company provides advertising space on billboards, posters and bulletins in the United States and Canada.

Lexington Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust that acquires, owns and manages a geographically diverse portfolio of net leased office, industrial and retail properties.

Life Storage, Inc., headquartered in Williamsville, New York, is a self-managed real estate investment trust that owns and operates self-storage facilities in the United States.

Ryman Hospitality Properties, Inc., headquartered in Nashville, Tennessee, is a real estate investment trust that owns and operates hotels throughout the United States. The company specializes in group-oriented, meeting-focused resort properties.

SITE Centers Corp., headquartered in Beachwood, Ohio, is a self-administered and self-managed real estate investment trust. The company acquires, owns, develops, redevelops and manages shopping centers. The company has properties in the United States, Puerto Rico and Brazil.

Spirit Realty Capital, Inc., headquartered in Dallas, Texas, is a publicly traded real estate investment trust. The company invests in single tenant operationally essential real estate, which refers to generally free-standing, commercial real estate to tenants engaged in retail, service and distribution industries.

Summit Hotel Properties, Inc., headquartered in Austin, Texas, is a real estate investment trust engaged in the acquisition, repositioning and selling of premium-branded hotels. The company focuses on the upscale and midscale segments of the U.S. lodging industry.

Tanger Factory Outlet Centers, Inc., headquartered in Greensboro, North Carolina, is a real estate investment trust that engages in acquiring, developing, owning, operating, and managing factory outlet shopping centers.

Urban Edge Properties, headquartered in New York, New York, is a real estate investment trust which develops and improves shopping centers in urban communities. The company's assets are located throughout the United States.

VICI Properties Inc., headquartered in New York, New York, is a real estate investment trust. The company specializes in gaming, hospitality and entertainment destinations.

Vornado Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust. The company owns, manages and operates office buildings, retail properties, merchandise marts and other real estate investments.

Weingarten Realty Investors, headquartered in Houston, Texas, operates as a real estate investment trust engaging in the management, acquisition, and development of shopping center and industrial real estate, primarily in the Southwest.

Xenia Hotels & Resorts, Inc., headquartered in Orlando, Florida, is a real estate investment trust. The company invests in full service hotels throughout the United States.


                         Target Growth Strategy Stocks


Align Technology, Inc., headquartered in San Jose, California, designs, manufactures and markets a clear aligner therapy system for treating malocclusion or the misalignment of teeth. The company also markets intra-oral scanners, computer-aided design digital services and dental records storage to dental professionals.

Allegion Public Limited Company, headquartered in Dublin, Ireland, provides security products and solutions. The company offers mechanical and electronic security products, services and systems to provide safety and security. The company serves commercial, institutional and residential customers worldwide.

Alphabet Inc. (Class A), headquartered in Mountain View, California, operates as a holding company. The company, through its subsidiaries, provides web-based search, maps, advertisements, software applications, mobile operating systems, consumer content, enterprise solutions, commerce and hardware products. The company was created in 2015 as the parent company of Google Inc. and several other companies that were owned by or tied to Google Inc.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology company. The company develops, makes and markets human therapeutics based on advanced cellular and molecular biology.

Biogen Inc., headquartered in Cambridge, Massachusetts, is a biopharmaceutical company. The company primarily engages in the research, development and manufacture of targeted therapies for the treatment of neurodegenerative diseases, hematologic conditions and autoimmune disorders.

Booking Holdings Inc., headquartered in Norwalk, Connecticut, is an online travel and reservation service company. The company's system provides consumers savings on a range of products and services through online booking, while enabling sellers to generate incremental revenue.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes biopharmaceutical products globally. The company focuses on producing drugs to treat serious diseases.

Brown-Forman Corporation, headquartered in Louisville, Kentucky, is a diversified producer and marketer of consumer products. The company's products include a variety of branded wines, whiskey, tequila, gin and bourbon.

Caterpillar Inc., headquartered in Deerfield, Illinois, makes earthmoving, construction and materials handling machinery and equipment. The company also provides financing and insurance and distributes its equipment through a global network of dealers.

Citrix Systems, Inc., headquartered in Fort Lauderdale, Florida, provides virtualization, mobility management, networking and Software as a Service solutions worldwide. The company's Enterprise and Service Provider division supplies multi-user application server products that enable customers the flexibility to deliver desktops and applications as cloud services. The company's product lines include "ShareFile" and "GoToMeeting."

Copart, Inc., headquartered in Dallas, Texas, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles over the Internet through its virtual bidding auction style sales technology. The company primarily sells vehicles to licensed dismantlers, rebuilders and used vehicle dealers.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides health care management services in the United States.

Entegris, Inc., headquartered in Billerica, Massachusetts, manufactures and sells products and services primarily to the international semiconductor industry. The company's products are used for purifying, manufacturing, protecting and transporting critical materials used to manufacture and process semiconductors and other high-technology devices worldwide.

FMC Corporation, headquartered in Philadelphia, Pennsylvania, operates as a chemical company serving the agricultural, industrial, and consumer markets worldwide. The company's agricultural products business segment manufactures and sells proprietary insecticides and herbicides used for the protection of cotton, corn, rice, cereals, vegetables and other crops.

Fortinet, Inc., headquartered in Sunnyvale, California, offers network security appliances, related software and subscription services. The company's systems integrate security technologies, including VPN, firewall, antivirus, web filtering and traffic shaping.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

LPL Financial Holdings Inc., headquartered in Boston, Massachusetts, provides an integrated platform of brokerage and investment advisory services to independent and institutional financial advisors. The company offers custody and clearing platforms through its proprietary technology.

lululemon athletica inc., incorporated in the United States and headquartered in Vancouver, Canada, is a designer and retailer of athletic apparel and accessories for women and men. The company's yoga-inspired apparel is primarily marketed in North America, Australia and New Zealand.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm. The company provides credit and economic related research, data and analytical tools, research services and business intelligence.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, develops and sells footwear and apparel for men, women and children for competitive and recreational wear, and designed for specific sports. The company's other brands include "Converse" and "Hurley."

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones, infrastructure products, transportation management information systems and ground stations.

Rockwell Automation, Inc., headquartered in Milwaukee, Wisconsin, researches, develops and makes automation equipment and systems, avionics and communications products and systems. The company's products are sold to customers in both commercial and government markets.

S&P Global Inc., headquartered in New York, New York, is a financial intelligence company. The company provides clients with information regarding credit ratings, benchmarks, and analytics to capital and commodity markets worldwide.

Skechers U.S.A., Inc., headquartered in Manhattan Beach, California, designs and markets contemporary footwear for men, women and children. The company sells its products through department stores, specialty retailers and through its own retail stores.

Sysco Corporation, headquartered in Houston, Texas, is the largest marketer and distributor of foodservice products in North America. The company provides food products and related services to restaurants, healthcare and educational facilities, lodging establishments and other foodservice operations across the contiguous United States and portions of Alaska and Canada.

Teradyne, Inc., headquartered in North Reading, Massachusetts, designs, develops and manufactures electronic test systems and software for use in the electronics industry. The company's products are also used in the military/aerospace, telecommunications and computer industries.

Vertex Pharmaceuticals Incorporated, headquartered in Boston, Massachusetts, discovers, develops and markets small molecule drugs that address the treatment of viral diseases, cancer, autoimmune and inflammatory diseases and neurological disorders.

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair and operating supplies, services and related information. The company provides its services to commercial, industrial, contractor and institutional markets globally.

Yandex N.V. (Class A), incorporated in the Netherlands and headquartered in Moscow, Russia, is an Internet company that provides a search engine, news, shopping information, blogs, photographs and videos on its website. The company is a leading search provider in Russia and also serves additional countries in eastern Europe.

Zebra Technologies Corporation, headquartered in Lincolnshire, Illinois, engages in the design, manufacture and support of a range of direct thermal and thermal transfer label and receipt printers, radio frequency identification printer/encoders, dye sublimation card printers and digital photo printers. These products are used to provide bar code labeling, personal identification and specialty printing solutions principally in the manufacturing, retail, service and government sectors.


                       Target Small-Cap Strategy Stocks


Addus HomeCare Corporation, headquartered in Frisco, Texas, is a provider of comprehensive personal care services. Together with its subsidiaries, the company provides a broad range of social and medical services in the home primarily for the Medicare/Medicaid population.

Alamo Group Inc., headquartered in Seguin, Texas, is engaged in the design and manufacture of agricultural equipment and infrastructure maintenance equipment for governmental and industrial use. The company's products include tractor-mounted mowing and vegetation maintenance equipment, street sweepers, snow removal equipment and replacement parts.

America's Car-Mart, Inc., headquartered in Bentonville, Arkansas, is a holding company that operates automotive dealerships through its subsidiaries that provides financing to consumers with limited or damaged credit histories.

Anika Therapeutics, Inc., headquartered in Bedford, Massachusetts, develops, manufactures, and sells therapeutic products and devices which promote the repair and healing of bone, cartilage and soft tissue. These products are based on a naturally occurring, biocompatible polymer that is found throughout the body.

Benchmark Electronics, Inc., headquartered in Tempe, Arizona, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.

CBIZ, Inc., headquartered in Cleveland, Ohio, provides accounting and tax, employee benefits, payroll and human resource consulting, wealth management, and property and casualty insurance services to companies in the United States. The company also provides health care consulting, medical practice management, internal audits and other services.

Century Communities, Inc., headquartered in Greenwood Village, Colorado, is engaged in the development, design, construction, marketing and sale of single-family attached and detached homes. The company focuses on metropolitan areas throughout the United States.

Columbus McKinnon Corporation, headquartered in Getzville, New York, is a manufacturer and marketer of hoists, cranes, chains, conveyors, material handling systems, lift tables and component parts serving a wide variety of commercial and industrial end markets.

Comtech Telecommunications Corp., headquartered in Melville, New York, designs, develops, produces, and markets products, systems, and services for communications solutions. The company operates through three segments:
Telecommunications Transmission, Mobile Data Communications and RF Microwave Amplifiers.

CSG Systems International, Inc., headquartered in Greenwood Village, Colorado, is an information technology company. The company provides revenue management and billing solutions for communications markets worldwide.

DMC Global Inc., headquartered in Broomfield, Colorado, through its subsidiaries, provides explosion-welded clad metal plates and welding services. The company also manufactures and welds components for the oil, gas, commercial aircraft, aerospace and defense industries.

Eagle Pharmaceuticals, Inc., headquartered in Woodcliff Lake, New Jersey, is a pharmaceutical company. The company develops and commercializes specialty injectable drugs which are marketed to healthcare and medical industries.

Encore Capital Group, Inc., headquartered in San Diego, California, is an international specialty finance company. The company provides debt recovery solutions for consumers and property owners across a broad range of financial assets.

Gibraltar Industries, Inc., headquartered in Buffalo, New York, is a manufacturer and distributor of building products. The company's products provide structural and architectural enhancements for residential homes, low-rise retail, professional buildings, industrial plants, bridges and a wide-variety of other structures worldwide.

GMS Inc., headquartered in Tucker, Georgia, is a distributor of ceilings and wallboard. The company operates in the United States.

H&E Equipment Services, Inc., headquartered in Baton Rouge, Louisiana, operates an integrated equipment services company that focuses on heavy construction and industrial equipment. The company sells, rents and provides parts and service support for aerial platform and hi-lift equipment, cranes, industrial lift trucks and earthmoving equipment.

Helix Energy Solutions Group, Inc., headquartered in Houston, Texas, provides subsea construction, maintenance and salvage services to the offshore natural gas and oil industry in the Gulf of Mexico, North Sea, the Asia Pacific and West Africa regions. The company also acquires and operates mature offshore natural gas and oil properties, providing customers a cost-effective alternative to the decommissioning process.

Herc Holdings, Inc., headquartered in Bonita Springs Florida, through its subsidiaries, engages in the car and equipment rental businesses worldwide.

Hibbett Sports, Inc., headquartered in Birmingham, Alabama, operates a chain of full-line athletic sporting goods stores in small to mid-sized markets across the United States. The stores feature a large selection of brand name merchandise with an emphasis on team sports.

Huron Consulting Group Inc., headquartered in Chicago, Illinois, is an independent provider of financial and operational consulting services. The company provides services to a wide variety of both financially sound and distressed organizations, including Fortune 500 companies, medium-sized and large businesses, leading academic institutions, healthcare organizations and law firms.

Kadant Inc., headquartered in Westford, Massachusetts, is a supplier of equipment used in the global papermaking and paper recycling industries. The company's fluid-handling products are used to optimize production in the plastics, steel, rubber, food and textile industries.

Kforce Inc., headquartered in Tampa, Florida, provides professional staffing solutions for organizations and career management for individuals in the United States and internationally. The company specializes in three areas: information technology, finance and accounting and government solutions.

Knoll, Inc., headquartered in East Greenville, Pennsylvania, designs, manufactures, markets, and sells a variety of accessories and furnishings throughout North America.

M/I Homes, Inc., headquartered in Columbus, Ohio, is engaged in the construction and sale of single-family residential property. The company also originates mortgage loans, primarily for purchasers of its homes.

Materion Corporation, headquartered in Mayfield Heights, Ohio, is a materials solutions company that engages in the production and supply of high-performance engineered materials in the United States and internationally.

Methode Electronics, Inc., headquartered in Chicago, Illinois, engages in the design, manufacture, and marketing of component and subsystem devices employing electrical, electronic, wireless, sensing, and optical technologies.

NIC Inc., headquartered in Olathe, Kansas, provides eGovernment services that enable governments to use the Internet to provide various services to businesses and citizens in the United States. The technology helps governments reduce internal costs and increase efficiencies.

Par Pacific Holdings, Inc., headquartered in Houston, Texas, is an oil and gas company. In addition to distributing oil and gas products to retailers, the company owns and operates oil and gas refineries.

Patrick Industries, Inc., headquartered in Elkhart, Indiana, manufactures and distributes building products for the manufactured housing, recreational vehicle, furniture manufacturing, marine, automotive aftermarket and other industries. The company operates in the United States and Canada.

Photronics, Inc., headquartered in Brookfield, Connecticut, manufactures and sells photomasks: photographic quartz plates containing microscopic images of electronic circuits used as masters to transfer circuit patterns onto semiconductor wafers. The company operates globally.

Schweitzer-Mauduit International, Inc., headquartered in Alpharetta, Georgia, engages in the manufacture and sale of paper and reconstituted tobacco products to the tobacco industry, as well as specialized paper products for use in other applications. Other applications include vacuum cleaner bags, alkaline batteries, printing and packaging.

Sleep Number Corporation, headquartered in Minneapolis, Minnesota, is a developer, manufacturer and marketer of adjustable-firmness beds.

Sykes Enterprises, Incorporated, headquartered in Tampa, Florida, is engaged in providing customer management solutions and services to technology-enabled companies primarily within the technology, communications and financial services markets. The company operates in North America, Africa, Asia, Australia, Europe, Latin America and the Middle East.

Tactile Systems Technology, Inc., headquartered in Minneapolis, Minnesota, is a medical technology company. The company develops and manufactures medical devices for the treatment of lymphedema, chronic swelling and venous ulcers.

Tennant Company, headquartered in Minneapolis, Minnesota, engages in the design, manufacture and marketing of products used primarily in the maintenance of nonresidential floor surfaces. The company's customers include building service contract cleaners, as well as user corporations, health care facilities, schools and government agencies.

TTM Technologies, Inc., headquartered in Costa Mesa, California, is a manufacturer of printed circuit boards used in electronic products such as routers, switches, servers, memory modules and cellular base stations. The company's customers include original equipment manufacturers and electronic manufacturing services companies in various industries.

Veritex Holdings, Inc., headquartered in Dallas, Texas, is a bank holding company. Through its wholly-owned subsidiary, Veritex Community Bank, the company offers community banking services in metropolitan areas in Texas.

Viad Corp, headquartered in Phoenix, Arizona, provides exhibition and event services, and travel and recreation services. The company offers entertaining attractions and sponsored events, mobile marketing, face-to-face marketing solutions and construction and installation services.

Virtus Investment Partners, Inc., headquartered in Hartford, Connecticut, provides investment management and related services to individuals and institutions. The company's retail products include open-end mutual funds, closed-end funds, variable insurance funds and separately managed accounts.

Zumiez Inc., headquartered in Lynnwood, Washington, is a mall-based specialty retailer of action and sports-related apparel, footwear, accessories and equipment. The company's target market is between the ages of 12 and 24.


                    Value Line(R) Target 25 Strategy Stocks


Allegion Public Limited Company, headquartered in Dublin, Ireland, provides security products and solutions. The company offers mechanical and electronic security products, services and systems to provide safety and security. The company serves commercial, institutional and residential customers worldwide.

ANSYS, Inc., headquartered in Canonsburg, Pennsylvania, develops, markets and supports software solutions for design analysis and optimization in order to accelerate product time to market, improve engineering processes, and optimize product quality and safety. The company licenses its technology to various businesses and government agencies.

Arconic Inc., headquartered in New York, New York, is a metals engineering and manufacturing company. The company's products are used worldwide in aerospace, automotive, packaging, consumer electronics, commercial transportation, building and construction, and industrial applications.

AudioCodes Ltd., headquartered in Airport City, Israel, designs, develops and sells products for voice, data and video over IP networks.

Cable One, Inc., headquartered in Phoenix, Arizona, is a communication services company. The company is a fully integrated provider of data, video and voice services in various regions across the United States.

Carlisle Companies Incorporated, headquartered in Scottsdale, Arizona, engages in the manufacture and distribution of products to various industries worldwide. The company produces construction materials, electronic and technology components, braking and friction systems and food service products.

CDW Corporation, headquartered in Lincolnshire, Illinois, offers information technology products and services to business, government, health care and education customers. The company provides software, hardware, computer peripherals, network communication, cloud computing, mobile devices and security solutions.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary. The company also maintains a presence in the residential and commercial repair, maintenance and service industry under the name "Roto-Rooter."

Copart, Inc., headquartered in Dallas, Texas, provides vehicle suppliers, mainly insurance companies, with a full range of services to process and sell salvage vehicles over the Internet through its virtual bidding auction style sales technology. The company primarily sells vehicles to licensed dismantlers, rebuilders and used vehicle dealers.

CSG Systems International, Inc., headquartered in Greenwood Village, Colorado, is an information technology company. The company provides revenue management and billing solutions for communications markets worldwide.

Douglas Dynamics, Inc., headquartered in Milwaukee, Wisconsin, is engaged in the design and manufacture of snow and ice control equipment. The company produces snow plows, sand and salt spreaders, and related parts and accessories.

Edwards Lifesciences Corporation, headquartered in Irvine, California, provides a comprehensive line of products and services designed to treat late-stage cardiovascular disease. The company designs, develops and manufactures heart valve repair products, monitoring devices, oxygenators and pharmaceuticals.

FTI Consulting, Inc., headquartered in Washington, D.C., together with its subsidiaries, provides litigation and claims management consulting to corporations, law firms and insurance companies. The company's consulting services include visual communications and trial consulting, engineering and scientific investigation, financial services, and assessment and expert testimony regarding intellectual property rights. The company has operations worldwide.

Garmin Ltd., headquartered in Schaffhausen, Switzerland, designs, develops, manufactures and markets navigation, communications and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Gibraltar Industries, Inc., headquartered in Buffalo, New York, is a manufacturer and distributor of building products. The company's products provide structural and architectural enhancements for residential homes, low-rise retail, professional buildings, industrial plants, bridges and a wide-variety of other structures worldwide.

Lamb Weston Holdings, Inc., headquartered in Eagle, Idaho, produces, markets and distributes frozen potato products. The company sells its products globally.

Leggett & Platt, Incorporated, headquartered in Carthage, Missouri, is a manufacturer of a wide range of engineered products which include residential and commercial furnishings, aluminum products, industrial materials and specialized products.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, is a global security and aerospace company that is principally engaged in the research, design and manufacture of advanced technology products and services. The company operates globally and its products and services focus on defense, intelligence, homeland security, cybersecurity and information technology.

Microsoft Corporation, headquartered in Redmond, Washington, is a technology company. The company develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools.

Pan American Silver Corp., headquartered in Vancouver, Canada, is principally engaged in the exploration for, and the acquisition, development and operation of, silver properties. These properties are primarily in Peru, Mexico, Bolivia and Argentina, with a secondary focus on the United States and other countries located in the Americas.

Taiwan Semiconductor Manufacturing Company Ltd. (ADR), headquartered in Hsinchu, Taiwan, manufactures integrated circuits based on its proprietary designs. The company offers a comprehensive set of integrated circuit fabrication processes to manufacture CMOS logic, mixed-mode, volatile and non-volatile memory and BiCMOS chips.

Target Corporation, headquartered in Minneapolis, Minnesota, is a general merchandise retailer. The company specializes in discount stores featuring moderately-priced merchandise and groceries. The company also offers a fully integrated online business.

Teledyne Technologies Incorporated, headquartered in Thousand Oaks, California, is a provider of electronic components, instruments and communications products, including defense electronics, data acquisition and communications equipment for airlines and business aircraft, monitoring and control instruments for industrial and environmental applications and components, and subsystems for wireless and satellite communications. The company also provides systems engineering solutions and information technology services for space, defense and industrial applications.

Teradyne, Inc., headquartered in North Reading, Massachusetts, designs, develops and manufactures electronic test systems and software for use in the electronics industry. The company's products are also used in the military/aerospace, telecommunications and computer industries.

Tyler Technologies, Inc., headquartered in Plano, Texas, provides information management solutions and services for local governments. The company operates primarily in North America and the United Kingdom.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

                                  UNDERTAKING

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

A. Bonding Arrangements of Depositor:

     First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet

         The Prospectus

         The signatures

         Exhibits

                                      S-1

                                   SIGNATURES

      The Registrant, FT 8430, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT
3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT
3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT
4746;  FT  4789;  FT 5039; FT 5415; FT 7033; FT 7256 and FT 7935 for purposes of the representations required by Rule 487 and represents the following:

      (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

      (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

      (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant   to  the  requirements  of  the  Securities  Act  of  1933,  the
Registrant, FT 8430, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on January 9, 2020.

                                    FT 8430

                                         By       FIRST TRUST PORTFOLIOS L.P.
                                                  Depositor




                                         By       Elizabeth H. Bull
                                                  Senior Vice President



                                      S-2

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:


  Name                  Title*                                       Date
  ----                  -----                                        ----

  James A. Bowen    Director of The Charger Corporation,    ) January 9, 2020
                    the General Partner of First Trust      )
                    Portfolios L.P.                         )
                                                            )
                                                            )
                                                            ) Elizabeth H. Bull
                                                            ) Attorney-in-Fact**




* The title of the person named herein represents his capacity in and relationship to First Trust Portfolios L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 7359 (File No. 333-224320) and the same is hereby incorporated herein by this reference.

                                      S-3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

       We consent to the use in this Amendment No. 1 to Registration Statement No. 333-234563 on Form S-6 of our report dated January 9, 2020, relating to the financial statements of FT 8430, comprising Dow(R) Target 5 1Q '20 - Term 4/9/21 (The Dow(R) Target 5 Portfolio, 1st Quarter 2020 Series); Dow(R) Target Dvd. 1Q '20 - Term 4/9/21 (The Dow(R) Target Dividend Portfolio, 1st Quarter 2020 Series); Global Target 15 1Q '20 - Term 4/9/21 (Global Target 15 Portfolio, 1st Quarter 2020 Series); S&P Dividend Aristocrats Target 25 1Q '20 - Term 4/9/21 (S&P Dividend Aristocrats Target 25 Portfolio, 1st Quarter 2020 Series); S&P Target 24 1Q '20 - Term 4/9/21 (S&P Target 24 Portfolio, 1st Quarter 2020 Series); S&P Target SMid 60 1Q '20 - Term 4/9/21 (S&P Target SMid 60 Portfolio, 1st Quarter 2020 Series); Target Divsd. Dvd. 1Q '20 - Term 4/9/21 (Target Diversified Dividend Portfolio, 1st Quarter 2020 Series); Target Dbl. Play 1Q '20 - Term 4/9/21 (Target Double Play Portfolio, 1st Quarter 2020 Series); Target Focus 4 1Q '20 - Term 4/9/21 (Target Focus Four Portfolio, 1st Quarter 2020 Series); Target Global Dvd. Leaders 1Q '20 - Term 4/9/21 (Target Global Dividend Leaders Portfolio, 1st Quarter 2020 Series); Target Growth 1Q '20 - Term 4/9/21 (Target Growth Portfolio, 1st Quarter 2020 Series); Target Triad 1Q '20 - Term 4/9/21 (Target Triad Portfolio, 1st Quarter 2020 Series); Target VIP 1Q '20 - Term 4/9/21 (Target VIP Portfolio, 1st Quarter 2020 Series); and Value Line(R) Target 25 1Q '20 - Term 4/9/21 (Value Line(R) Target 25 Portfolio, 1st Quarter 2020 Series), appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP


Chicago, Illinois
January 9, 2020

                                     S-4


                               CONSENT OF COUNSEL

      The consent of counsel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibits 3.1, 3.2, 3.3 and 3.4 of the Registration Statement.

                      CONSENT OF FIRST TRUST ADVISORS L.P.

      The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                                      S-5

                                 EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1 Form of Trust Agreement for FT 8430 and certain subsequent Series, effective January 9, 2020 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust
           Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.6 Underwriter Agreement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust, Series 19).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

                                      S-6

3.1        Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York (state and city) tax status of securities being registered.

3.4 Opinion of counsel as to United Kingdom tax status of securities being registered.

4.1        Consent of First Trust Advisors L.P.

6.1        List   of  Principal  Officers  of  the  Depositor  (incorporated  by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

                                      S-7